THE PARAGON GROUP OF COMPANIES PLC

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Purchase of Shares by Employee Trust	15 January 2009	15 January 2009	DTR3.1.4
2.	Regulatory Announcement – Holding(s) in Company	15 January 2009	15 January 2009	LR9.6.7
3.	Regulatory Announcement - Purchase of Shares by Employee Trust	19 January 2009	19 January 2009	DTR3.1.4
4.	Regulatory Announcement – Holding(s) in Company	19 January 2009	19 January 2009	LR9.6.7
5.	Regulatory Announcement – Directorate Change	22 January 2009	22 January 2009	LR9.6.11
6.	Regulatory Announcement – Annual Information Update	26 January 2009	26 January 2009	PR5.2.1
7.	Regulatory Announcement – Purchase of Shares by Employee Trust	26 January 2009	26 January 2009	DTR3.1.4
8.	Regulatory Announcement – Purchase of Shares by Employee Trust	29 January 2009	29 January 2009	DTR3.1.4

Dew 2/18

Document		Date Distributed	Required Distribution Date	Source of Requirement
9.	Regulatory Announcement – Interim Management Statement	29 January 2009	29 January 2009	DTR4.3

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
10.	Form 363a – Annual Return	19 January 2009	16 February 2009	CA5.363

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	17:02 15-Jan-09
Number	7411L17

RNS Number : 7411L
Paragon Group Of Companies PLC
15 January 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have today received notification that on 9 January 2009 The Paragon Group of Companies PLC Employee Trust purchased 75,002 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.579377p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 2,057,708.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:44 15-Jan-09
Number	7262L15

RNS Number : 7262L
Paragon Group Of Companies PLC
15 January 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): This notification is to reset the Allianz Group's reportable holdings to zero, following the sale of Dresdner Bank AG to the Commerzbank Group. A further notification will be submitted shortly, if appropriate, by the Allianz Group and/or Commerzbank Group, following a recalculation of the groups' interests.	X
3. Full name of person(s) subject to the notification obligation:	Allianz SE
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 January 2009
6. Date on which issuer notified:	13 January

	2009
7. Threshold(s) that is/are crossed or reached:	8.8%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B2NGPM57	26,519,205	26,519,205					0

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/	% of voting rights

			converted.	

Total (A+B)	
Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	This notification is to reset the Allianz Group's reportable holdings to zero, following the sale of Dresdner Bank AG to the Commerzbank Group. A further notification will be submitted shortly, if appropriate, by the Allianz Group and/or Commerzbank Group, following a recalculation of the groups' interests.
14. Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

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2009 FEB 13 P 12:00

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	10:54 19-Jan-09
Number	8538L10

RNS Number : 8538L
Paragon Group Of Companies PLC
19 January 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have received notification that on 16 January 2009 The Paragon Group of Companies PLC Employee Trust purchased 104,234 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.575734p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 2,161,942.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:21 19-Jan-09
Number	8512L10

RNS Number : 8512L
Paragon Group Of Companies PLC
19 January 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC GB00B2NGPM57

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Commerzbank AG is now the ultimate holding company of the company named in box 4 below, and is therefore the party subject to the notification obligation, following the purchase of Dresdner Bank AG from Allianz SE.	X
3. Full name of person(s) subject to the notification obligation:	Commerzbank AG
4. Full name of shareholder(s) (if different from 3.):	Veer Palthe Voute NV
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 January 2009
6. Date on which issuer notified:	15 January 2009

7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B2NGPM57	26,519,205	26,519,205	21,856,148		21,856,148		7.332%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial	Expiration	Exercise/	Number of voting	% of voting

instrument	date [xiii]	Conversion Period/ Date [xiv]	rights that may be acquired if the instrument is exercised/ converted.	rights

Total (A+B)	
Number of voting rights	% of voting rights
21, 856,148	7.332%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Veer Palthe Voute NV ("VPV") is a subsidiary of Dresdner Bank Luxembourg S.A. ("DB Lux"), which is a subsidiary of DreCo Erste Beteiligungs GmbH, which is in turn a subsidiary of Dresdner Bank AG ("Dresdner").

Dresdner Bank AG is a wholly owned subsidiary of Commerzbank AG.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Directorate Change
Released	15:03 22-Jan-09
Number	1060M15

RNS Number : 1060M
Paragon Group Of Companies PLC
22 January 2009

THE PARAGON GROUP OF COMPANIES PLC

Directorship Change

The Paragon Group of Companies PLC announces that David Beever will retire from the Board of Directors at the next Annual General Meeting, on 5 February 2009.

David Beever has been a non-executive director since 2003 and in recent years has been the Senior Independent Director. The Board of Directors would like to record its gratitude to him for his considerable contribution during the years of his association with the Company.

Bob Dench, Chairman of The Paragon Group of Companies PLC, said "David has been a good friend to Paragon for many years from the time he advised the Company in 1991. His contribution since joining the Board has been very significant and I would like to thank him personally for his support during my time as Chairman."

Following David Beever's retirement, Terry Eccles will become Senior Independent Director and Edward Tilly will take over from Terry Eccles as Chairman of the Remuneration Committee.

For further information, please contact:

John G Gemmell 0121 712 2075
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Information Update
Released	17:13 26-Jan-09
Number	2749M17

RNS Number : 2749M
Paragon Group Of Companies PLC
26 January 2009

THE PARAGON GROUP OF COMPANIES PLC

ANNUAL INFORMATION UPDATE

Pursuant to the requirements of Prospectus Rule 5.2, the following summarises, by title, the information that has been published or made available to the public by the Company throughout the twelve months ended 23 January 2009.

The Company uses the London Stock Exchange RNS service to make announcements to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

Some of the information referred to below was provided at a specific date and may now be out of date.

Information published on RNS:

Date of Publication	Regulatory Headline
23 January 2008	Annual Information Update

25 January 2008	Holding(s) in Company
28 January 2008	Result of EGM
29 January 2008	Holding(s) in Company
31 January 2008	Holding(s) in Company
31 January 2008	Director/PDMR Shareholding
31 January 2008	Total Voting Rights
13 February 2008	Holding(s) in Company - Retraction
14 February 2008	Further re Rights Issue
19 February 2008	Holding(s) in Company
21 February 2008	Results of Rights Issue
21 February 2008	Successful Placing of RI Rump
21 February 2008	Total Voting Rights
21 February 2008	Holding(s) in Company
22 February 2008	Director/PDMR Shareholding
25 February 2008	Holding(s) in Company
25 February 2008	Holding(s) in Company
26 February 2008	Holding(s) in Company
26 February 2008	Holding(s) in Company
27 February 2008	Result of AGM
27 February 2008	Corporate Facility Repayment
28 February 2008	Holding(s) in Company
12 March 2008	Blocklisting Interim Review
17 March 2008	Holding(s) in Company
18 March 2008	Directorate Change
19 March 2008	Director Declaration
31 March 2008	Trading Statement
11 April 2008	Confirmation of Results Date
14 April 2008	Holding(s) in Company
17 April 2008	Blocklisting Interim Review
25 April 2008	Holding(s) in Company
21 May 2008	Interim Results
22 May 2008	Holding(s) in Company
27 May 2008	Blocklisting Interim Review
9 June 2008	Holding(s) in Company
30 June 2008	Holding(s) in Company
3 July 2008	Holding(s) in Company
11 July 2008	Holding(s) in Company
16 July 2008	Interim Management Statement
22 July 2008	Statement re Possible Offer
22 July 2008	Share Purchase by Employee Trust
12 September 2008	Blocklisting Interim Review

15 September 2008	Discussions concerning a possible offer terminated
30 September 2008	Director/PMR Shareholding
13 October 2008	Holding(s) in Company
17 October 2008	Blocklisting Interim Review
17 October 2008	Preliminary Announcement Date
3 November 2008	Holding(s) in Company
13 November 2008	Directorate Change
25 November 2008	Final Results
25 November 2008	Blocklisting Interim Review
28 November 2008	Director/PDMR Shareholding
8 December 2008	Director/PDMR Shareholding
8 December 2008	Share Purchase by Employee Trust
15 December 2008	Share Purchase by Employee Trust
22 December 2008	Purchase of Shares by Employee Trust
31 December 2008	2008 Annual Report and Accounts
7 January 2009	S&P Rating Upgrade
15 January 2009	Holding(s) in Company
15 January 2009	Purchase of Shares by Employee Trust
19 January 2009	Holding(s) in Company
19 January 2009	Purchase of Shares by Employee Trust
22 January 2009	Directorate Change

Documents filed at the Companies Registry:

Date of Filing	Document Type	Brief Description
2 February 2008	Resolutions	Resolutions passed at Extraordinary General Meeting
2 February 2008	123	Notice of increase in nominal capital
2 February 2008	88(2)	Return of allotment of shares
2 February 2008	122	Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion,

		re-conversion of stock into shares
13 February 2008	Memorandum and Articles of Association	Amended Memorandum of Association
13 February 2008	363a	Annual return
6 March 2008	Resolutions	Resolution passed at Annual General Meeting
7 March 2008	Memorandum and Articles of Association	Amended Articles of Association
11 March 2008	Accounts	Group Accounts 2007
14 March 2008	88(2)	Return of allotment of shares
19 March 2008	403a	Declaration of satisfaction in full or in part of mortgage or charge
18 September 2008	288a	Director appointed - Edward Tilly
7 October 2008	Memorandum and Articles of Association	Amended Articles of Association
17 November 2008	288b	Director resigned - Pawan Pandya

Documents published and sent to shareholders:

Date of Publication	Document
23 June 2008	Interim Report 2008
30 December 2008	Annual Report and Accounts 2008
30 December 2008	Notice of Annual General Meeting
30 December 2008	Form of Proxy - Annual General Meeting
30 December 2008	Summary of the Paragon UK Sharesave Plan 2009

Enquiries:

John G Gemmell, Company Secretary

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	10:22 26-Jan-09
Number	2305M10

RNS Number : 2305M
Paragon Group Of Companies PLC
26 January 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have received notification that on 23 January 2009 The Paragon Group of Companies PLC Employee Trust purchased 168,986 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.541234p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 2,330,928.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	16:25 29-Jan-09
Number	4860M16

RNS Number : 4860M
Paragon Group Of Companies PLC
29 January 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have received notification that on 29 January 2009 The Paragon Group of Companies PLC Employee Trust purchased 777,190 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.501107p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 3,108,118.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Shares by Employee Trust
Released	16:25 29-Jan-09
Number	4860M16

RNS Number : 4860M
Paragon Group Of Companies PLC
29 January 2009

PURCHASE OF SHARES BY EMPLOYEE TRUST

We have received notification that on 29 January 2009 The Paragon Group of Companies PLC Employee Trust purchased 777,190 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 0.501107p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 3,108,118.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Management Statement
Released	07:00 29-Jan-09
Number	4228M07

RNS Number : 4228M
Paragon Group Of Companies PLC
29 January 2009

THE PARAGON GROUP OF COMPANIES PLC

Interim Management Statement

The Paragon Group of Companies PLC today publishes its Interim Management Statement based on unaudited financial information for the period from 1 October to 31 December 2008.

The Group remained profitable during the first quarter of the financial year, with operating profits before taxation of £7 million. During this period the business was affected by a number of factors, including exceptionally high LIBOR rates as a result of the unprecedented turbulence in banking markets. Whilst the range of possible outcomes for the current financial year remains wide, the Board currently expects the performance of the Group to be comfortably within the current range of analysts' forecasts*.

Trading

Trading conditions have been extremely difficult over the period, requiring continued close management of the portfolio as credit conditions tightened further, the banking markets faltered and short term money market rates, both in absolute terms and relative to official UK interest rates, showed

significant fluctuations.

Income and costs were in line with expectations during the quarter, although there was an increase in the charge for bad debts as a consequence of the difficult economic conditions. These conditions have impacted on borrower performance over the period, with very high LIBOR rates during the period affecting customers' ability to meet mortgage payments. Despite the high quality of the portfolio and the careful management of the assets, this resulted in an increase in arrears across the portfolio although arrears remain significantly below the latest published arrears data. On a like for like basis arrears on the buy to let portfolio stood at 107 bp at the end of the quarter, compared to the September 2008 CML data for the industry of 171 bp. Mortgage rates have now fallen significantly as a consequence of the reduction in interest rates. This should ease the pressure on arrears as we move through the remainder of the year. Free cash balances, at £61 million, remain at a prudent level.

Business Activity

Credit market conditions continue to constrain new lending activity, with first mortgage activity being limited to further advances to existing landlords. Secured personal finance lending for the quarter has been at lower levels than those for the corresponding period last year, reflecting lower levels of activity in this market. From April 2009 lending activity is likely to be limited to further advances to existing customers.

During the quarter the Group acquired the remaining 67% of the issued capital of its associated company, The Business Mortgage Company Limited ("TBMC"), a strategically important mortgage broker operating in the buy to let mortgage market, from Mr A Young and Mr P Rockett for nil consideration. In January 2007 we supported the purchase of TBMC by its management, providing facilities of £15.75 million and receiving 33% of the equity in the business. TBMC has been accounted for as an associated company in our 2007 and 2008 accounts. At 31 December 2007 it had gross assets of £17.9 million and earned a profit before tax of £0.1 million for the year then ended. With the significant downturn in market activity during 2008, TBMC's business has suffered

and it is likely to report a loss for the year. In order to secure the future of this strategically important business channel for our buy to let business we agreed to temporarily suspend interest payments on our loan in exchange for the remaining equity.

Development continues on the new business lines on which we reported at the year-end, with one third party servicing contract signed during the quarter and a number of potential opportunities under negotiation.

Outlook

UK interest rates are now at unprecedented low levels and are expected to remain so for a considerable period of time. This will affect the components of our earnings going forward. In common with other lending businesses, lower interest rates will reduce income from rate sensitive financial assets which form the bulk of our net assets. However this is likely to be balanced by improved margins as redemptions across the portfolio remain low and a higher proportion of the book moves to reversionary rates. In addition, customer payment performance should benefit from lower absolute rates with landlords benefiting from wider rental margins.

The Group remains financially strong and, as has been demonstrated in recent months, continues to manage its portfolio carefully in the weakened economic environment. The Group continues to work on a range of income generating initiatives and further information on the progress of these initiatives will be provided when the results for the half year ending 31 March 2009 are announced.

Whilst the wholesale markets remain closed, we welcome the outline proposals from the Government to reopen the securitisation markets. We believe it is important that the detailed terms, when published, provide for a wide range of financial institutions, including non deposit taking institutions, who have consistently demonstrated a track record of prudent lending, to participate in the scheme.

* current pre-tax profit range £23 million to £56 million (Source: Reuters)

For further information, please contact:

Nigel S Terrington	0121 712 2024
Chief Executive

Nicholas Keen	0121 712 2000
Finance Director

Morgan Bone	020 7544 3053
Fishburn Hedges

END

RECEIVED

2009 FEB 13 P 12:

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company number 2336032

Company name in full The Paragon Group of Companies PLC

Date of this return
The information in this return is made up to

Day	Month	Year
1 9	0 1	2 0 0 9

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show that date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
1 9	0 1	2 0 1 0

Registered Office
Show here the address at the date of this return

St Catherine's Court
Herbert Road

Any change of registered office must be notified on form 287

Post town Solihull

County/Region West Midlands

UK Postcode B 9 1 3 Q E

Principal business activities

Show trade classification code number(s) for the principal activity or activities

If the code number cannot be determined, give a brief description of principal activity

6522

SATURDAY

AF9XK6SD
A28 24/01/2009 334
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England or Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX ED235 Edinburgh 1**
For companies registered in Scotland **or LP-4 Edinburgh 2**

Register of members
If the register of members is not kept at the registered office, state here where it is kept

PO Box 82 The Pavilions
Bridgwater Road

Post town BRISTOL

County/Region

UK Postcode B S 9 9 7 N H

Register of Debenture holders
If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept

Post town

County/Region

UK Postcode

Company type

Company type		
Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a

* Voluntary details (Please photocopy this area to provide details of joint secretaries).

Name ***Style/Title** Mr

Forename(s) John Grigor

Surname Gemmell

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership, give the names and addresses of the partners or the name of the partnership and office address

☐ **Address ††** Lillingstone
84 Knowle Wood Road, Dorridge

Post town Solihull

County/Region West Midlands

UK Postcode B 9 3 8 J P

Country England

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Day		Month		Year			
2	0	0	5	1	9	4	1

Date of birth 20/05/1941

Forename(s) David Milton Maxwell

Surname Beever

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† Warren Farm House
South Drive

Post town Virginia Water

County/Region Surrey

UK Postcode GU25 4JS

Country England

Nationality British

Business occupation Banker

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Day		Month		Year			
1	4	0	2	1	9	5	0

Date of birth 14/02/1950

Forename(s) Robert Graham

Surname Dench

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† Lytchett
Park View Road

Post town Woldingham

County/Region Surrey

UK Postcode CR3 7DJ

Country England

Nationality British

Business occupation Company Director

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	0	9	0	1	1	9	4	6

Forename(s) Terence Charles

Surname Eccles

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† Gateside House
Ravenscroft Road

Post town Weybridge

County/Region Surrey

UK Postcode K T 1 3 0 N X

Country England

Nationality British

Business occupation Company Director

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	0	4	0	1	1	9	5	9

Forename(s) John Andrew

Surname Heron

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Address †† 1 Stapleford Court

Post town Sevenoaks

County/Region Kent

UK Postcode T N 1 3 2 L B

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Nationality British

Business occupation Director of Mortgages

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Date of birth (Day / Month / Year) 13 / 01 / 1958

Forename(s) Nicholas

Surname Keen

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Address †† St Catherine's Court

Herbert Road

Post town Solihull

County/Region West Midlands

UK Postcode B91 3QE

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Nationality British

Business occupation Finance Director

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Forename(s) Christopher David

Surname Newell

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Address †† St Catherine's Court

Herbert Road

Post town Solihull

County/Region West Midlands

UK Postcode B91 3QE

Country England

Nationality British

Business occupation Managing Director

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	Day		Month		Year			
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Forename(s) Nigel Stewart

Surname Terrington

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Address †† St Catherine's Court

Herbert Road

Post town Solihull

County/Region West Midlands

UK Postcode B 9 1 3 Q E

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Nationality British

Business occupation Chief Executive

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	Day		Month		Year			
Date of birth	1	6	0	7	1	9	4	3

Forename(s) Edward Arthur

Surname Tilly

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Address †† Woodlands

Bishops Walk

Post town Croydon

County/Region Surrey

UK Postcode C R 0 5 B A

Country England

Nationality British

Business occupation Company Director

Issue share capital
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Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
£1.00 ORDINARY	299,159,605	£299,159,605.00
Totals	299,159,605	£299,159,605.00

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Certificate

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Signed [signature] **Date** 22/01/2009

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Paragon, St Catherine's Court, Herbert Road, SOLIHULL, West Midlands,
England, B91 3QE

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Annual Report & Accounts 2008

paragon

The Paragon Group of Companies PLC

Contents

Financial highlights

	2008 IFRS	2007 IFRS	2006 IFRS	2005 Proforma*	2005 IFRS Statutory	2004 UK GAAP
	£m	£m	£m	£m	£m	£m
Underlying profit before taxation	**66.9**	86.7	80.3	71.7	71.8	71.0
Profit before taxation	**53.7**	91.0	82.8	71.7	71.8	71.0
Profit after taxation	**37.1**	62.8	68.8	55.7	55.8	54.7
Total loan assets	**10,053.2**	11,034.9	8,426.6	6,431.1	6,528.7	5,950.9
Shareholders' funds	**621.5**	313.3	279.0	244.4	312.8	268.4

	2008 IFRS	2007 IFRS	2006 IFRS	2005 Proforma*	2005 IFRS Statutory	2004 UK GAAP
		(restated)	(restated)	(restated)	(restated)	(restated)
Earnings per share						
- basic	**17.9p**	90.5p	97.6p	77.8p	78.0p	76.5p
- diluted	**17.9p**	87.2p	93.1p	74.6p	74.8p	73.6p
Dividend per £1 ordinary share	**3.0p**	-	-	-	-	-
Dividend per 10p ordinary share	-	8.0p	17.0p	12.6p	12.6p	9.6p

Results for the years ended 30 September 2008, 2007, 2006 and 2005 are presented under International Financial Reporting Standards (IFRS). Results for the year ended 30 September 2004 are presented in accordance with UK GAAP.

Earnings per share in the years ended 30 September 2004 to 30 September 2007 have been restated to account for the bonus effect of the rights issue in 2008 (note 22).

The derivation of underlying profit before taxation is described in appendix B.

* For references to the proforma basis see appendix C.

Chairman's statement

During the year ended 30 September 2008 the Group managed its activities in the face of increasing and significant market disruption. With normal funding routes through the banking and debt capital markets remaining effectively closed throughout the year, the Group achieved its priorities of securing funding for the current portfolio, managing the business carefully, consistent with the reduced level of funding available for new lending and developing additional potential revenue streams.

The Company successfully completed its £287 million rights issue in February and used the proceeds to repay the £280 million bank facility. With this liability extinguished and the warehouse facility termed out in the period, the Group is in the strong financial position of having match-funding to maturity for its portfolio of mortgages and consumer loans, which is generating positive cash flow for the Group. Importantly, the rights issue and the Group's financing structure have enabled us to protect the embedded value in the business.

The continuing turmoil in the credit markets has limited the Group's ability to raise new funding at reasonable cost, so lending activity in the year has been within the limits permitted by existing funding structures. Whilst we expect the credit markets to recover from the current distressed position in due course, the timing and extent of the recovery remains uncertain and our strategic focus now, in addition to the careful management of the existing portfolio, is firmly on the development of new sources of income.

The crisis in the banking markets has resulted in a significant reduction in the supply of mortgage credit and, as a consequence, the United Kingdom housing market is undergoing a sharp adjustment. House prices have fallen significantly and further substantial reductions appear to be inevitable. The dislocation in the money markets has also meant that the cost of mortgages has increased which, together with a weakening economy, places a strain on household finances and arrears and repossessions across the market are on a rising trend. The recent intervention of the governments of the major economies to stabilise the financial markets and reduce interest rates are positive steps but any recovery in the capital markets and in the wider economy is some way off.

As a result of the current environment we have seen a reduction in redemption rates over the summer months across the portfolio, which is positive for revenue. However, buy-to-let arrears have risen across the same period (albeit they remain significantly below industry averages) and with house prices continuing to fall, impairments have risen. We expect this trend of slower redemptions and higher impairments to continue until the markets stabilise.

During the year ended 30 September 2008, underlying profit before taxation, after adding back exceptional items and movements on fair values for hedging instruments, was £66.9 million (appendix B), compared with £86.7 million for the year ended 30 September 2007. Profit on ordinary activities before taxation was £53.7 million, after deducting exceptional items, compared with £91.0 million in the previous year.

Exceptional costs and the increase in share capital following the rights issue resulted in a reduction in earnings per share to 17.9p (2007 (restated): 90.5p).

Market conditions have limited the availability of funding for new lending and during the first half of the year completions, particularly in the buy-to-let businesses, were managed down in a controlled manner. As a consequence, total loan advances were 74.6% lower over the year at £1,126.0 million (2007: £4,436.4 million). Total loan assets at 30 September 2008 were £10,053.2 million, compared with £11,034.9 million at 30 September 2007, the relatively low level of redemptions limiting the reduction in total loan assets to 8.9% year on year. During the year £732.6 million of loans, being either variable rate loans or loans at the end of their fixed rate period, were switched to new Paragon products.

Cash flow from the loan portfolio has been strong over the year and, notwithstanding significant cash costs associated with the rights issue, operational restructuring and the takeover approaches which took place in the second half of the year, the Group's free cash was £73.2 million at 30 September 2008 (2007: £50.4 million), an increase of 45.2% over the year.

In view of the stable funding position for the existing portfolio and the associated strong operational cash flow, the Board has declared a final dividend of 2.0p per share (2007: nil) which, when added to the interim dividend of 1.0p (2007: 8.0p per old 10p share) paid on 1 August 2008, gives a total dividend of 3.0p per share for the year (2007: 8.0p per share). Subject to approval at the Annual General Meeting on 5 February 2009, the dividend will be paid on 9 February 2009, by reference to a record date of 9 January 2009.

TAKEOVER APPROACHES

We received approaches during the year from a number of parties interested in acquiring the share capital of the Company. A certain amount of due diligence was permitted in order to allow those parties to formulate proposals. A proposal was received from one party which might have led to an offer for the Company's shares at a price of 125 pence per share. After consultation with advisers and key shareholders, the proposal was rejected by the Board.

CAPITAL MANAGEMENT

The proceeds of the rights issue and retentions for the year have almost doubled shareholders' funds to £621.5 million from £313.3 million at 30 September 2007, leaving the Group well capitalised. The £10 billion loan portfolio, 93.7% of which is first mortgage assets, is funded to maturity.

Free cash flow, generated by the special purpose vehicles, is remitted to Group companies as servicing income and net revenue and is utilised to meet the cash expenditures of the Group in the form of operating costs, taxation and bond interest, as well as distributions to shareholders. This cash flow has been strong during the year, leading to an increase in free cash balances to £73.2 million (30 September 2007: £50.4 million) but in a deteriorating economic environment rising arrears and losses in the portfolio may reduce cash receipts in the special purpose vehicles with a consequent reduction in free cash flows to the Group. This may arise from a lower level of payments by customers or as a result of specific trigger events which cause cash to be trapped in the special purpose vehicles. While no such trigger event has occurred to date in any vehicle, whether this occurs in the future will depend upon the extent of the deterioration in the economic environment and its effect on mortgage arrears and this will only become evident in the coming months as the current credit cycle runs its course. However, if such trigger events occurred in all the special purpose vehicles, a total of £58.2 million of cash would be retained as additional reserves, increasing our investment in those vehicles.

Balancing the current cash flow strength with the need, in the current environment, to maintain a prudent level of capital, the Company has declared a final dividend for the year of 2p per share which, when added to the interim dividend, makes a total dividend of 3p per new £1 share. The Company's intention is that this dividend should be progressive in future periods, subject to the adequacy of profit and free cash flow. The Company will keep under review the appropriate level of capital for the business as the current economic cycle progresses and will maintain sufficient cash flow to enable the Group to meet its operational requirements and strategic development objectives.

We will be proposing at the forthcoming Annual General Meeting a special resolution seeking authority from shareholders for the Company to purchase up to 29.9 million of its own shares. It is customary for companies to seek such authority and we would not expect to utilise the authority unless, in the light of market conditions prevailing at the time, we consider that to do so would enhance earnings per share and would be in the best interests of shareholders generally. The Board has no current intention of using this authority.

BOARD CHANGES

In March we were pleased to announce the appointment of Edward (Ted) Tilly to the Board as a non-executive director. Ted Tilly's appointment was effective from 1 April 2008. He was the senior independent director of Retail Decisions PLC from January 2000 until January 2007. He has held a number of directorships including Chairman of Barclays Life Assurance Company Ltd from 1999 to 2003. Prior to this he was Chairman and Chief Executive of GE Capital's European insurance division. Ted Tilly was with the Legal & General Group for nearly 30 years where he held a number of senior positions including Director Life and Pensions and Director International.

Earlier this month we announced that, as a result of a restructuring of Board responsibilities, the role of Chief Operating Officer has been removed with the consequential loss of Pawan Pandya from the Company. Pawan was a loyal and committed member of the team and we thank him for his considerable contribution over his many years of service.

STAFF

The excellent progress we have made during the year would not have been achieved without the hard work and dedication of our staff and my fellow directors. I thank them all for their efforts.

OUTLOOK

The economic outlook is weak and the turmoil in the funding markets continues. Whilst concerted government intervention may in due course alleviate this weakness it is unlikely that credit markets will recover in the near future, thereby making the timing of our return to new lending in scale uncertain. In the meantime, however, our highly experienced loan servicing team will continue to manage the portfolio carefully through the economic downturn. In addition, new business lines have been developed appropriate to the current environment, utilising our core skills to provide alternative sources of income and we are actively reviewing loan portfolios for possible purchase, provided acceptable terms can be agreed.

The Group enters the new financial year well capitalised, with shareholders' funds of £621.5 million, the loan portfolio match funded to maturity, no debt maturing until 2017 and a strong cash position.

ROBERT G DENCH

Chairman
25 November 2008



Chief Executive's review

The past year has been a most dramatic and turbulent period, with the Group having to navigate through the effects of a growing global financial crisis and now a deteriorating economic environment.

As we enter the new financial year our objective to protect the shareholders' embedded value remains our key priority. We are well capitalised, with shareholders' funds of £621.5 million, the loan portfolio match-funded to maturity, no debt maturing until 2017 and a strong cash position. In addition, our buy-to-let arrears remain well below the industry average, reflecting the high quality of our book and the considerable effort and experience that has gone into its careful management.

FINANCIAL REVIEW

CONSOLIDATED RESULTS

For the year ended 30 September 2008

	2008	2007
	£m	£m
Interest receivable	**820.9**	747.5
Interest payable and similar charges	**(680.5)**	(591.7)
Net interest income	**140.4**	155.8
Share of result of associate	**(0.5)**	0.2
Other operating income	**27.0**	28.9
Total operating income	**166.9**	184.9
Underlying operating expenses	**(37.8)**	(47.7)
Provisions for losses	**(62.2)**	(50.5)
Underlying profit	**66.9**	86.7
Exceptional costs	**(7.8)**	-
Fair value net gains	**(5.4)**	4.3
Operating profit being profit on ordinary activities before taxation	**53.7**	91.0
Tax charge on profit on ordinary activities	**(16.6)**	(28.2)
Profit on ordinary activities after taxation	**37.1**	62.8
Dividend – rate per share for the year	**3.0p**	8.0p
Basic earnings per share	**17.9p**	90.5p
Diluted earnings per share	**17.9p**	87.2p

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loan book. These divisions are the basis on which the Group reports primary segmental information.

The underlying operating profits of these business segments are detailed fully in appendix B to the annual report and are summarised below.

	2008 £m	2007 £m
Underlying operating result		
First Mortgages	**62.3**	77.7
Consumer Finance	**4.6**	9.0
	66.9	86.7

Net interest income decreased by 9.9% to £140.4 million from £155.8 million in the previous year, reflecting principally the impact of the managed run-down of the unsecured consumer finance book and the effect of the dislocation of money market rates, with three month LIBOR consistently resetting significantly higher than base rates throughout the year. At 30 September 2008, 93.7% (2007: 93.6%) of the Group's loan assets were first mortgages which, commensurate with credit quality, earn lower margins.

Other operating income reduced slightly to £27.0 million, from £28.9 million in 2007 with the reduction in insurance commission receivable in the Consumer Finance business being partially compensated by increased loan account fee income in the First Mortgages business.

The Group has taken steps during the year to reduce costs in line with business activity. Staff numbers are now some 30% lower than a year ago, which has resulted from job losses in our Solihull and Epsom offices earlier this year. As a result, underlying operating expenses during the year were 20.8% lower at £37.8 million (2007: £47.7 million) and the underlying cost:income ratio improved to 22.6% from 25.8% (appendix A).

Exceptional costs of £7.8 million were incurred during the year in respect of the standby underwriting facility, staff redundancies and other professional costs in connection with proposed financing transactions and the approaches received during the summer.

The charge for impairment provisions of £62.2 million compares with £50.5 million for 2007, the majority of which relates to the run-off unsecured loan book. As a percentage of loans to customers (note 31) the charge increased to 0.62% (2007: 0.46%) as a consequence of the deteriorating economic climate during the year and the contraction of the book.

The loan books continue to be carefully managed and the credit performance remains in line with our expectations. Whilst there has been an increase in arrears over the year, the credit performance of the buy-to-let book, with 0.53% of accounts more than three months in arrears at 30 September 2008 (2007: 0.18%), remains significantly better than the comparable industry wide data published by the Council of Mortgage Lenders ('CML') for both the buy-to-let and wider mortgage markets, for which the comparable figures are 1.71% and 1.44% respectively. Of the total impairment charge, £10.8 million, or 0.11% of first mortgage assets (2007: £3.6 million, 0.03% of first mortgage assets) relates to the first mortgage portfolio.

As a result of significant yield curve movements during the period, hedging instrument fair value net losses of £5.4 million (2007: £4.3 million gains), which do not affect cash flow, have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

The effective tax rate, at 30.9%, is slightly higher than the normal corporation tax rate due to the effect of disallowable items in the period. We expect the charge to move towards the corporation tax rate next year.

Profits after taxation of £37.1 million have been transferred to shareholders' funds, which totalled £621.5 million at the year-end (2007: £313.3 million).

BUSINESS REVIEW

NEW BUSINESS VOLUMES

Year ended 30 September 2008

	2008 £m	2007 £m	**2008 Number**	2007 Number
First Mortgages				
Buy-to-let	**903.9**	4,079.3	**7,249**	30,113
Other	**-**	0.3	**-**	18
	903.9	4,079.6	**7,249**	30,131
Consumer Finance				
Secured lending	**185.0**	205.8	**7,510**	7,045
Car Finance	**8.4**	70.8	**461**	3,687
Retail Finance	**28.7**	80.2	**17,038**	42,230
	222.1	356.8	**25,009**	52,962
	1,126.0	4,436.4	**32,258**	83,093

FIRST MORTGAGES

At 30 September 2008, the buy-to-let portfolio was £9,196.9 million, compared with £10,031.3 million a year earlier. New business origination by the Group's buy-to-let brands, Paragon Mortgages and Mortgage Trust, has been restricted since the end of February 2008 and is currently limited to further advances to existing borrowers where there is adequate headroom in equity. Aggregate completions were £903.9 million for the year ended 30 September 2008, compared with £4,079.3 million for the previous year. The redemption rate, at 18.1% for the year, was higher than the 2007 rate of 14.9% but was lower in the second half against the first half (16.9% per annum and 19.2% per annum respectively), reflecting the falling away of competitive offerings in the market.

Of the completions for the year, £54.4 million related to further advances since the end of February. Further advance lending is fully credit underwritten and, apart from generating additional fee and margin income, has a strong retentive impact.

The latest residential lettings survey from the Royal Institution of Chartered Surveyors ('RICS'), published in November, presented a mixed picture of the private rented sector. On the one hand, rental demand remained high, reflecting the weak level of activity in the owner-occupied market. On the other hand, the supply of rental property increased at a faster rate due, anecdotally, to such factors as developments of vacant city centre flats being placed in the rental market. As a consequence, rental expectations turned negative for the first time since July 2002. Paragon has consistently restricted its exposure to new-build city centre properties.

Whilst this may lead to a reduction in rents for landlords, it is likely to be compensated by lower costs of borrowing as recent falls in interest rates feed through to mortgages. The expectation is that interest rates have further to fall in the coming months. Overall, landlords appear to be maintaining a long-term view of their investments, with the RICS survey showing the lowest level on record of landlords intending to sell at the expiry of their tenants' leases.

Since February, the primary focus in the First Mortgage business has been on the management of the loan portfolio. This has had two principal objectives, to retain and enhance as many profitable customer relationships as possible and to control and mitigate losses.

Proactive customer retention has been established within the business for some time. Our in-house customer relationship team offers product solutions to customers where, for example, they require a product switch or are coming to the end of a current fixed rate or discounted period. During the year £732.6 million of such loans were switched to new Paragon products. These efforts to retain customer value have been bolstered through the sale of general insurance products and latterly with the launch of our energy assessment service for landlords, as reported below.

Redemption rates over the year have also been impacted by the change in the availability of mortgage products in the market together with the price and criteria available on these products. The buy-to-let market had a high concentration of lenders that relied to some degree on the wholesale markets for funding. This has meant that buy-to-let mortgages have been more difficult to obtain as the year has progressed which has given rise to a general tightening of lending criteria and an increase in margins across the market.

In anticipation of greater repayment pressure on customers, we have increased the resource dedicated to arrears management and enhanced both our telephone and our field based activity. In the majority of cases where customers fall into arrears, close co-operation with the customer will resolve matters but, as a last resort, where this is unsuccessful we will move quickly to control the security. The flexibility of the approaches available to us means that the management of buy-to-let arrears is significantly more effective for the benefit of all the key stakeholders, the lender, the borrower and the tenant. The receipt of rental income collected from tenants may assist in mitigating accumulated arrears for customers and help protect the security of occupation for the tenant.

Owner-occupied book

The owner-occupied book reduced to £221.8 million from £293.8 million during the year ended 30 September 2008 and performed in line with our expectations. Save for the management of this book in run-off, there has been little activity in recent years in this area as the Group has focused originations on buy-to-let.

CONSUMER FINANCE

Aggregate loan advances were £222.1 million during the year, compared with £356.8 million in the previous year. As at 30 September 2008, the total loans outstanding on the Consumer Finance books were £634.5 million, compared with £709.8 million at 30 September 2007, the reduction arising principally from our withdrawal of products from the sales aid finance division.

The Consumer Finance division continues to focus on writing high quality loans using funding available within existing securitisation structures. Arrears levels remain stable and at low levels, in line with expectations, benefiting from the close management of the portfolio and the tightening of our secured lending criteria in recent years. Falling house prices have, however, increased provision levels, on the vast majority of occasions as a consequence of repossessions initiated by first mortgage providers.

The consumer credit market has remained weak during the year and, as a consequence, our focus within the Consumer Finance division on the quality of lending rather than on volumes continues to be appropriate. As before, we have restricted our activities to areas with a low incidence of arrears, with an emphasis on secured lending.

Personal finance

Secured personal advances were £185.0 million during the year, compared with £205.8 million for the previous year. The Group's focus continues to be on prime business, with further tightening of lending criteria having taken place during the year, reducing loan to value ratios for the new business written and improving applicant credit quality.

The secured loans market has, like the first mortgage market, been affected by the turmoil in the credit markets and, as a consequence, activity slowed markedly during the summer months. However, following the withdrawal of a number of other lenders from the secured lending market, our volumes were strong towards the end of the year with completions during the final six months of the year exceeding those for the corresponding period last year by 17.8%.

The outlook for the market remains subdued with a dearth of product availability limiting intermediaries' income levels and their appetite to incur advertising expenditure. Some seasonal reduction in new business volumes is expected over the Christmas period. Thereafter, improvement will be dependant on affordability and the availability of funding to support secured lending.

The closed unsecured book continues to run down in accordance with our expectations. The book totalled £34.7 million at 30 September 2008, compared to £56.9 million for the previous year. During the period, balances with a book value of £4.3 million were sold (2007: £5.3 million) and similar disposals are expected in the coming year.

Sales aid finance

The sales aid finance business, incorporating retail and car finance, generated new business volumes of £37.1 million (2007: £151.0 million). Whilst loan quality has remained high, the profitability of new advances no longer meets the Group's targets and sales aid product offerings were withdrawn at the end of February 2008. The sales aid finance loan assets of £112.4 million (2007: £204.0 million) are typically short-term loans, which are expected to run off at a fast rate.

STRATEGIC DEVELOPMENTS

Our strategy has been focused towards protecting the embedded value of the business in this challenging environment. It is likely that the capital markets will remain closed for some time to come and the Group's access to significant funding to support its traditional lending activities will continue to be restricted. Whilst new lending has been a significant element of the Group's activities in the past it has by no means been its sole focus. We have acquired numerous loan businesses and portfolios over time and extended additional services to existing customers and third parties for fees, in particular using the skills which the Group built from the experience of the last recession. Whilst the current environment creates increased challenges for the management of the existing portfolio, for those with requisite skills and experience it also provides opportunities. Given our track record our strategic focus now, in addition to the careful management of the existing portfolio, is to generate new sources of income to enhance shareholder value. This is focused on three specific areas: the acquisition of loan portfolios, expanding products and services for existing customers, and servicing third party loan portfolios.

Acquisition of loan portfolios

Across the mortgage market reduced liquidity has forced many lenders to curtail their operations, the expectation of softening property prices has reduced institutional demand for mortgage debt, many specialist lenders' warehouse lines have not been renewed and a significant overhang of assets that would have otherwise have been securitised now exists. There is, as a consequence, an increasing number of forced sellers and the pricing of these assets has, in recent months, reflected the extent of market distress.

We are currently considering the acquisition of a number of loan pools. In this regard we have recently signed heads of terms with CarVal Investors UK Limited ('CarVal'), a major manager of investments in credit-intensive assets with $9 billion of assets under management invested across 46 countries. This agreement will create a joint venture between Paragon and investment funds managed by CarVal which may co-invest to fund the purchase of mortgage assets from a variety of sellers. Our participation will be through Paragon's new investment company, Idem Capital, which was created to focus on the purchase of loan assets through joint ventures. Whilst we have already evaluated asset pools being offered for sale in the market, bidding on a number of transactions already, the joint venture is expected to broaden and increase the scale of opportunities we can exploit in the future.

Expanding services to existing customers

Paragon has been offering an energy assessment service to its customers since the summer through its subsidiary, Redbrick Survey and Valuation. Since 1 October 2008, landlords have been required by law to provide new tenants with a copy of an energy assessment in the form of an energy performance certificate ('EPC') which details the energy performance rating of the property together with any particular aspects that could be improved. Marketing of these services to existing customers and the landlord community started in August and to date more than 4,000 orders for Paragon generated EPCs have been received.

We have also launched, under the Redbrick brand, a credit check service for landlords to assess the credit standing of tenants. An accurate assessment of a tenant's ability and propensity to make the rent payments is an essential element in the letting process and Paragon is well placed to deliver this given its wide experience in consumer and buy-to-let lending. This service is being enhanced by allowing landlords to combine the credit check service with an insurance based rental guarantee.

Servicing third party loan portfolios

Paragon provides full servicing to its own portfolios and our "through the cycle" experience of dealing with a range of asset classes with different credit and performance characteristics means the Group is well placed to offer services to third parties to assist with the management of their loan portfolios. Indeed, the Group has serviced assets on behalf of third parties over a number of years including building societies, investment and commercial banks, private equity houses and debt purchasers. These services have been developed under the umbrella of a new brand, Moorgate Servicing. The services offered include:

1. Special Servicing. Discussions are in progress with a number of third parties with a view to Moorgate Servicing managing their entire delinquency process including account administration, arrears management, shortfall recovery, receiver of rent, property valuation, rental assessment, realisation, portfolio analysis and profit modelling, cash management, reporting and risk assessment.
2. Litigation. A third party litigation system has been developed and Law Society approval obtained in order that our Litigation Services can be marketed to third parties. The service began in September 2008 and specific proposals are now under discussion with a number of interested lenders.
3. Debt Counselling. Discussions are in progress with a number of third parties for Moorgate Servicing to undertake debt counselling services for their borrowers in arrears.

FUNDING

Following the completion of the rights issue which raised, before costs, £287.0 million during the period, the Group's £280.0 million working capital facility was repaid on 27 February 2008. On 29 February 2008 the Group's warehouse facility, from which new lending was funded, was closed to new advances and, in accordance with its terms, converted to a £1.7 billion term loan repayable by 2050. Substantially all of the remaining loan portfolios are funded through securitisation structures and are thus match-funded to maturity. None of the Group's debt matures before 2017, when the £120 million corporate bond is repayable.

The Group continues to finance secured consumer finance originations and buy-to-let further advances through its current securitisation arrangements.

For the avoidance of doubt, Paragon has no involvement in the US mortgage market nor any investment, directly or indirectly, in US sub-prime mortgage backed securities, specialised investment vehicles, collateralised debt obligations or similar instruments.

CONCLUSION

Given the weak economic outlook and continuing turmoil in the funding markets, it is unlikely that credit markets will recover in the near future, thereby making the timing of our return to new lending in scale uncertain. Looking forward, our highly experienced loan servicing team will continue to manage the portfolio carefully through the economic downturn. In addition, new business lines have been developed appropriate to the environment, utilising our core skills to provide alternative sources of income and our capability to deliver meaningful portfolio acquisition opportunities has been strengthened with the joint venture agreement.

NIGEL S TERRINGTON

Chief Executive
25 November 2008



Board of Directors






1. **Robert G Dench**
   Chairman
   Age 58

Bob Dench joined Paragon as a non-executive director in September 2004 and was appointed Chairman in February 2007. During an extended career with Barclays he held a number of senior positions in the UK and overseas, leaving in 2004. He is also a non-executive director of AXA UK plc and AXA Ireland Limited and of Clipper Ventures plc.

2. **Nigel S Terrington**
   Chief Executive
   Age 48

Nigel Terrington joined the Group in 1987 and became Chief Executive in June 1995, having held the positions of Treasurer and Finance Director. Prior to Paragon, he worked in investment banking. He has previously held the positions of Chairman of the Intermediary Mortgage Lenders Association and Chairman of the FLA Consumer Finance division. He has also been a member of the Executive Committee of the Council of Mortgage Lenders and a Board member of the Finance and Leasing Association.

3. **Nicholas Keen**
   Finance Director
   Age 50

Nick Keen joined the Group in May 1991 and became Finance Director in June 1995 having previously held the position of Treasurer. Prior to joining the Group he worked in Corporate Banking, Treasury and Capital Markets. He is Chairman of the Paragon Credit Committee.

4. **John A Heron**
   Director of Mortgages
   Age 49

John Heron joined the Group in January 1986. He was appointed as Marketing Director in 1990 and in 1994 played a pivotal role in re-establishing the Group's mortgage lending operations as Managing Director of Paragon Mortgages. As Director of Mortgages, he is responsible for both Paragon Mortgages and Mortgage Trust. He is a Fellow of the Chartered Institute of Bankers and a member of the Executive Committee of the Council of Mortgage Lenders.


5

6

7

8

5. David M M Beever
Non-Executive Director
Age 67

David Beever joined Paragon as a non-executive director in August 2003. He is a non-executive director of Premier Foods plc, JJB Sports plc and Volex Group plc. He was previously a Vice-Chairman of SG Warburg & Co Ltd and Chairman of KPMG Corporate Finance. He is the Senior Independent non-executive director.

6. Christopher D Newell
Non-Executive Director
Age 48

Christopher Newell has been a director of Altium Capital Limited since 1990. He was a director of Artemis Investment Management Limited from its formation until 2006. He is a Chartered Accountant and joined the Board of Paragon as a non-executive director in November 2001. He is Chairman of the Paragon Audit and Compliance Committee.

7. Terence C Eccles
Non-Executive Director
Age 62

Terry Eccles joined Paragon as a non-executive director on 1 February 2007. He was previously Vice Chairman of JPMorgan Cazenove. Since joining the JPMorgan Group in 1970 he held a wide range of roles in London, New York and Hong Kong. Since 1986 he was involved with the development of the firm's financial institutions business, becoming its head and then chairman. He has advised on many of the more significant transactions in the financial services industry.

8. Edward A Tilly
Non-Executive Director
Age 65

Ted Tilly was appointed as a non-executive director on 1 April 2008. Mr Tilly was the senior independent director of Retail Decisions PLC from January 2000 until January 2007. He has held a number of directorships including Chairman of Barclays Life Assurance Company Ltd from 1999 to 2003. Prior to this Mr Tilly was Chairman and Chief Executive of GE Capital's European insurance division. Mr Tilly was with the Legal & General Group for nearly 30 years where he held a number of senior positions including Director Life and Pensions and Director International.

Directors' report

The directors submit their Report and the Accounts for the year ended 30 September 2008 which were approved by the Board on 25 November 2008.

Principal activities

The Company is a holding company co-ordinating the activities of its subsidiary companies. The principal activities of the Group continue to be the operation of its first mortgage and consumer finance businesses.

Results and dividends

The results for the year are shown in the Consolidated Income Statement on page 52. The directors recommend a final dividend of 2.0p per £1 ordinary share (2007: nil per 10p ordinary share) which, taken with the interim dividend of 1.0p per £1 ordinary share (2007: 8.0p per 10p ordinary share) paid on 1 August 2008, would give a total dividend for the year of 3.0p per £1 ordinary share (2007: 8.0p per 10p ordinary share). Before dividends, retained profits of £37.1 million (2007: £62.8 million) have been transferred to reserves.

Business review

The Companies Act 2006 requires the Company to set out in this report a fair review of the business of the Group during the year ended 30 September 2008, including an analysis of the position of the Group at the year end and a description of the principal risks and uncertainties facing the Group (known as a 'Business Review').

The information that fulfils the Business Review requirements can be found in the following sections of the Annual Report. All of the information presented in these sections is incorporated by reference into this Directors' Report and is deemed to form part of this report.

- The sections of the Chairman's Statement headed 'Takeover Approaches', 'Capital Management' and 'Outlook' on pages 5 to 6;
- The Chief Executive's Review on pages 7 to 13;
- The Corporate Social Responsibility Report on pages 22 to 25; and
- The principal risks and uncertainties to which the Group is exposed on pages 47 and 48.

Pages 16 to 21 inclusive, together with the sections of the Annual Report incorporated by reference, comprise a directors' report for the Group which has been drawn up and presented in accordance with, and in reliance upon, applicable English company law and the liabilities of the directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

Directors

The interests of the directors at the year end in the share capital of the Company, all beneficially held, are shown below.

	AT 30 SEPTEMBER 2008 ORDINARY SHARES OF £1 EACH	AT 30 SEPTEMBER 2007 OR ON APPOINTMENT ORDINARY SHARES OF 10P EACH
R G Dench	**117,000**	45,000
N S Terrington	**598,553**	177,573
N Keen	**331,636**	88,063
J A Heron	**209,055**	44,127
P Pandya	**489,018**	167,556
D M M Beever*	**26,000**	10,000
C D Newell*	**78,000**	30,000
T C Eccles*	-	-
E A Tilly*	-	-

* Non-executive directors

In addition, certain directors had interests in the share capital of the Company by virtue of options granted under the Company's executive share option schemes and awards under the Paragon Performance Share Plan, the Deferred Bonus Scheme and the Matching Share Plan, details of which are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 26 to 38.

There have been no changes in the directors' interests in the share capital of the Company since 30 September 2008.

The directors have no interests in the shares or debentures of the Company's subsidiary companies.

Mr E A Tilly was appointed to the Board of Directors on 1 April 2008 and Mr P Pandya resigned from the Board on 12 November 2008, after the end of the period.

The appointment and replacement of the Company's directors is governed by its Articles of Association, the Combined Code, the Companies Acts and related legislation and the individual service contracts and terms of appointment of the directors. The powers of the directors, and their service contracts and terms of appointment are described in the Corporate Governance section on pages 42 to 46.

In accordance with the Articles of Association, Mr N S Terrington, Mr J A Heron and Mr E A Tilly will retire from the Board at the forthcoming Annual General Meeting, and, being eligible, will offer themselves for re-appointment. None of these directors has a service contract with the Company requiring more than 12 months' notice of termination to be given.

None of the directors had, either during or at the end of the year, any material interest in any contract of significance with the Company or its subsidiaries.

Capital structure

Details of the authorised and issued share capital of the Company, together with details of movements in its issued share capital in the year, are given in note 39 to the accounts. The Company has one class of ordinary shares which carry no right to fixed income. Each ordinary share carries the right to one vote at general meetings of the Company.

There are no specific restrictions on the size of a member's holding or on the transfer of shares. Both of these matters are governed by the general provisions of the Company's Articles of Association and prevailing legislation. The Articles of Association may be amended by special resolution of the shareholders. The directors are not aware of any agreements between holders of the Company's shares in respect of voting rights or which might result in restrictions on the transfer of securities.

Details of employee share schemes are set out in note 16 to the accounts. Votes attaching to shares held by employee benefit trusts are not exercised at general meetings of the Company.

The Company presently has the authority to issue 6,653,189 £1 ordinary shares, granted at an Extraordinary General Meeting on 28 January 2008. This authority expires at the conclusion of the forthcoming Annual General Meeting on 5 February 2009.

Purchase of own shares

During the year ended 30 September 2007 the Company had, as part of a £40.0 million repurchase programme, repurchased 1,445,000 10p ordinary shares having an aggregate nominal value of £144,500 at a cost of £8.1 million. These shares represented 1.3% of the issued share capital of the Company (excluding treasury shares) at 30 September 2007. This brought the total number of 10p ordinary shares acquired as part of the programme to 6,689,000. The reasons for the repurchase programme were set out in an announcement made by the Company through RNS on 25 May 2005.

During the year ended 30 September 2008 these shares were consolidated into 668,900 £1 ordinary shares on 29 January 2008. All of these shares were held as at 30 September 2008 as treasury shares and this holding represents the maximum number of its own £1 ordinary shares held by the Company at any time during the past year. The maximum number of 10p ordinary shares held during the year before their consolidation was 6,689,000.

Substantial shareholdings

As at 31 October 2008, being a date not more than one month before the date of the notice convening the forthcoming Annual General Meeting, the Company had been notified of the following interests of more than 3% in the nominal value of the ordinary share capital of the Company:

	Ordinary Shares	% Held
Standard Life Investments	28,849,585	9.67%
BlackRock Merrill Lynch Investment Management	27,189,977	9.11%
Veer Palthe Voute NV	26,519,205	8.88%
M & G Investment Management	24,830,423	8.32%
Schroder Investment Management	21,174,361	7.09%
Legal & General Investment Management	20,712,203	6.94%
Rathbone Investment Management	15,060,001	5.05%
Oppenheimer Funds (US)	15,012,156	5.03%

Charitable contributions

Contributions to charitable institutions in the United Kingdom amounted to £62,202 (2007: £65,161).

Close company status

So far as the directors are aware, the Company is not a close company for taxation purposes.

Creditor payment policy

The Company agrees terms and conditions with its suppliers. Payment is then made on the terms agreed, subject to the appropriate terms and conditions being met by the supplier.

The trade creditor days figure has not been stated as the measure is not appropriate to the business.

Auditors

The directors have taken all necessary steps to make themselves and the Company's auditors aware of any information needed in preparing the audit of the Annual Report and Financial Statements for the year, and, as far as each of the directors is aware, there is no relevant audit information of which the auditors are unaware.

Our auditors have informed us that on 1 December 2008 they will change their name from Deloitte & Touche LLP to Deloitte LLP; accordingly, a resolution for the re-appointment of Deloitte LLP as the auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Details of resolutions to be proposed as special business at the Annual General Meeting

Resolutions 8 and 9 are proposed as ordinary resolutions. This means that for each of these resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 10 to 12 are proposed as special resolutions. This means that for each of those resolutions to be passed, at least three quarters of the votes cast must be in favour of the resolution.

Resolution 8

Section 80 of the Companies Act 1985 states that the directors may not exercise a company's power to allot its unissued shares unless given authority to do so by resolution of the shareholders in general meeting.

The present authority of the directors to allot the unissued ordinary share capital of the Company was granted at an Extraordinary General Meeting on 28 January 2008 and will expire at the end of the forthcoming Annual General Meeting. Resolution 8 seeks to renew, for a further year, the present authority of the directors to allot ordinary shares up to an aggregate nominal value of £9,760,000 representing approximately 3.3% of the Company's issued capital, excluding treasury shares, at 31 October 2008 and being the Company's remaining unissued authorised capital less shares issuable under option. At 31 October 2008 the Group held 668,900 treasury shares, representing 0.2% of the Company's issued capital, excluding treasury shares, at that date. The directors have no present intention of exercising this authority, which will expire at the conclusion of the following Annual General Meeting.

Resolution 9

For the last ten years the Company has invited group employees to participate in and be granted options under the Paragon 1999 Sharesave Scheme (the 'Scheme'), an HM Revenue & Customs approved all-employee share scheme. The Scheme provides for options to be granted to employees at market value, or at a discount to market value, subject to a maximum discount of 20 per cent. Participation in the Plan is subject to employees agreeing to enter into a savings contract, the proceeds of which are used to pay up the option price on exercise. Under normal circumstances options may be exercised by participants with the benefit of certain tax advantages. The Scheme will expire in January 2009 after which date no further options may be granted under the Scheme. The Board considers that the Scheme plays an important part in the recruitment, retention and incentivisation of group employees and helps align their interests with those of the Group's shareholders. Accordingly, under Resolution 9 shareholders are being asked to approve the adoption of a new HMRC all-employee sharesave plan - the Paragon UK Sharesave Plan 2009 (the '2009 Plan'). A summary of the principal terms of the 2009 Plan is being distributed to shareholders with this report.

Resolution 10

Under Section 89 of the Companies Act 1985, any shares allotted wholly in cash must be offered to existing shareholders in proportion to their holdings, but this requirement may be modified by the authority of a special resolution of the shareholders in general meeting.

The authority given at the Extraordinary General Meeting held on 28 January 2008 will expire at the end of this year's Annual General Meeting and Resolution 10 seeks to renew it. The resolution authorises the directors to allot shares for cash, other than to existing shareholders in proportion to their holdings, up to an aggregate nominal value of £9,760,000, representing approximately 3.3% of the Company's issued share capital, excluding treasury shares, at 31 October 2008.

Resolution 11

This resolution, which is being proposed as a Special Resolution, will enable the Company to purchase, in the market, up to a maximum of 29.9 million of the Company's ordinary shares (approximately 10% of the issued share capital, excluding treasury shares, at 31 October 2008) for cancellation, or to be held in treasury, at a minimum price of 10p per share and a maximum price of not more than 105% of the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to purchase.

The directors would not expect to purchase ordinary shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of shareholders generally. Any purchases made by the Company will be announced no later than 7.30 a.m. on the business day following the transaction.

Resolution 12

It is proposed in resolution 12 to adopt new Articles of Association (the 'New Articles') in order to update the Company's current Articles of Association (the 'Current Articles') primarily to take account of changes in English company law brought about by the Companies Act 2006.

The Companies Act 2006 has been implemented in phases with the final phase coming into force on 1 October 2009. Accordingly the resolution adopting the New Articles will only become effective on 1 October 2009.

The principal changes introduced in the New Articles are summarised below. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted below. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 132 of this document.

The principal changes involve:

- **The Company's objects**

  The provisions regulating the operations of the Company are currently set out in the Company's memorandum and articles of association. The Company's memorandum contains, among other things, the objects clause which sets out the scope of the activities the Company is authorised to undertake. This is drafted to give a wide scope.

  The Companies Act 2006 significantly reduces the constitutional significance of a company's memorandum. The Companies Act 2006 provides that a memorandum will record only the names of subscribers and the number of shares each subscriber has agreed to take in the company. Under the Companies Act 2006 the objects clause and all other provisions which are currently contained in a company's memorandum will be deemed to be contained in a company's articles of association but the company can remove these provisions by special resolution.

  Further the Companies Act 2006 states that unless a company's articles provide otherwise, a company's objects are unrestricted. This abolishes the need for companies to have objects clauses. In resolution 12(a) the Company is proposing to remove its objects clause to allow it to have the widest possible scope for its activities.

- **Articles which duplicate statutory provisions**

  Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. The main changes made to reflect this approach are detailed opposite.

- **Change of name**

  Currently, a company can only change its name by special resolution. Under the Companies Act 2006 a company will be able to change its name by other means provided for by its articles. To take advantage of this provision, the New Articles enable the directors to pass a resolution to change the Company's name.

- **Authorised share capital and unissued shares**

  The Companies Act 2006 abolishes the requirement for a company to have an authorised share capital. Resolution 12 (a) would confirm the removal of this requirement for the Company. The Company is proposing changes to its Current Articles to reflect this. Directors will still be limited as to the number of shares they can at any time allot because allotment authority (such as that contained in resolution 8) continues to be required under the Companies Act 2006.

- **Redeemable shares**

  At present if a company wishes to issue redeemable shares, it must include in its articles the terms and manner of redemption. The Companies Act 2006 enables directors to determine such matters instead provided they are so authorised by the articles. The New Articles contain such an authorisation. The Company has no plans to issue redeemable shares but if it did so the directors would need shareholders' authority to issue new shares in the usual way.

- **Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital**

  Under the law currently in force a company requires specific enabling provisions in its articles to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current Articles include these enabling provisions. Under the Companies Act 2006 a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles to contain enabling provisions. Accordingly the relevant enabling provisions have been amended or removed in the New Articles.

Approved by the Board of Directors and signed on behalf of the Board.

JOHN G GEMMELL

Company Secretary
25 November 2008

Corporate social responsibility

The Group believes that the long-term interests of shareholders, employees and customers are best served by acting in a socially responsible manner. As such, the Group ensures that a high standard of corporate governance is maintained.

Commitment to our customers

The Group places the needs of customers at the heart of its day-to-day operations. With a commitment from the Board, fairness to customers is a key consideration and objective at all stages of the lifetime of a loan.

Training and development

The Group has been accredited under the 'Investors in People' scheme since 1997. This demonstrates the Group's commitment to the training and development of employees. The staff appraisal system is designed to assist employees in developing their careers and to identify and provide appropriate training opportunities, with all employees receiving a review at least annually.

The corporate training and development strategy focuses on providing opportunities to develop all staff and is central to the achievement of the Group's business objectives. On average employees received 6.8 days training in the year (2007: 6.4 days).

Equality and diversity

The Group is committed to providing a working environment in which employees feel valued and respected and are able to contribute to the success of the business, and to employing a workforce that recognises the diversity of customers. Employees are requested to co-operate with the Group's efforts to ensure the policy is fully implemented.

The Group's aim is that its employees should be able to work in an environment free from discrimination, harassment and bullying, and that employees, job applicants, customers, retailers, business introducers and suppliers should be treated fairly regardless of:

- race, colour, nationality (including citizenship), ethnic or national origins
- gender, sexual orientation, marital or family status
- religious or political beliefs or affiliations
- disability, impairment or age
- real or suspected infection with HIV/AIDS
- membership of a trade union

and that they should not be disadvantaged by unjust or unfair conditions or requirements.

Composition of the workforce is reviewed on an annual basis and employee satisfaction with equality of opportunity is monitored as part of the regular employee feedback surveys. Human Resources policies are reviewed regularly to ensure that they are non-discriminatory and promote equality of opportunity. In particular, recruitment, selection, promotion, training and development policies and practices are monitored to ensure that all employees have the opportunity to train and develop according to their abilities.

Information on the composition of the workforce at the year end is summarised below:

	2008	2007
Female employees	**62.5%**	61.5%
Female management grade employees	**38.3%**	37.3%
Ethnic minority employees	**8.7%**	7.5%
Ethnic minority management grade employees	**2.0%**	3.0%

Employees' involvement

The directors recognise the benefit of keeping employees informed of the progress of the business. The Group sponsors a Staff Forum, attended by elected staff representatives from each area of the business, which exists primarily to facilitate communication and dissemination of information throughout the Group and provides a means by which employees can be consulted on matters affecting them.

Employees are provided with regular information on the performance and plans of the Group, and the financial and economic factors affecting it, through information circulars and presentations.

The Company operates a Sharesave share option scheme and a profit sharing scheme, both of which enable eligible employees to benefit from the performance of the business.

The directors encourage employee involvement at all levels through the staff appraisal process and communication between directors, managers, teams and individual employees.



Environmental policy

The Group is engaged in mortgage and consumer finance and therefore its overall environmental impact is considered to be low. The main environmental impacts for the Group are limited to universal environmental issues such as resource use, procurement in offices and staff and business travel.

The Group complies with all applicable laws and regulations relating to the environment and operates a Green Charter, which:

- ensures all buildings occupied by the Group are managed efficiently by its Facilities Team and Building Surveyor
- provides facilities to enable employees to recycle used products
- controls business travel and provides opportunities for employees to travel to work in various ways; i.e. providing cycle racks and showers (where possible)
- displays a Paragon Green Charter at all sites to encourage employees to be environmentally friendly at all times
- ensures liaison with the local community
- ensures that redundant IT equipment is disposed of within current directives/regulations (WEEE - Waste Electrical and Electronic Equipment). 98% of such equipment is recycled

All of the Group's pre-printed stationery is procured from an FSC certified supplier.

The environmental key performance indicators for the Group, determined in accordance with the Reporting Guidelines published by the Department for Environment Food and Rural Affairs (DEFRA) in 2006 are set out overleaf.

Direct inputs (operational)

Greenhouse gases	Definition	Absolute tonnes CO_2		Normalised tonnes CO_2 per £m income	
		2008	2007	**2008**	2007
Gas	Emissions from utility boilers	**483**	470	**2.9**	2.5
Vehicle fuel	Petrol and diesel used by staff and company cars	**253**	571	**1.5**	3.1

Waste	Definition	Absolute tonnes		Normalised tonnes per £m income	
		2008	2007	**2008**	2007
Landfill	General office waste, which includes a mixture of paper, card, wood, plastics and metal	**159**	113	**1.0**	0.6
Recycled	General office waste recycled, primarily paper and cardboard	**55**	46	**0.3**	0.2

Indirect inputs (supply chain)

Greenhouse gases	Definition	Absolute tonnes CO_2		Normalised tonnes CO_2 per £m income	
		2008	2007	**2008**	2007
Energy use	Directly purchased electricity, which generates greenhouse gas emissions	**1,866**	1,966	**11.2**	10.6

Water	Definition	Absolute cubic metres		Normalised cubic metres per £m income	
		2008	2007	**2008**	2007
Supplied water	Consumption of piped water. No water is extracted directly by the Group	**6,583**	11,005	**39.4**	59.5

Gas, electricity and water usage is based on consumption recorded on purchase invoices. Vehicle fuel usage is based on expense claims and recorded mileage and waste generation is based on volumes reported on disposal invoices.

CO_2 values above are calculated based on the DEFRA guidelines published in June 2008 (2007: June 2007). Normalised data is based on total operating income of £166.9m (2007: £184.9m).

Health and Safety policy

It is the Group's policy to comply with the terms of the Health and Safety at Work Act 1974, and subsequent legislation, and to provide and maintain a healthy and safe working environment. The health and safety objective of the Group is to minimise the number of instances of occupational accidents and illnesses and ultimately achieve an accident-free workplace.

The Group recognises and accepts its duty to protect the health and safety of all visitors to its premises, including contractors and temporary workers, as well as any members of the public who might be affected by our operations.

While the management of the Group will do all within its power to ensure the health and safety of its employees, it is recognised that health and safety at work is the responsibility of each and every individual associated with the Group. It is the duty of each employee to take reasonable care of their own and other people's welfare and to report any situation which may pose a threat to the well-being of any other person.

Health and safety policies and procedures are managed by the Group's Property Services team who liaise with senior management and Human Resources as necessary. External consultants are employed and regular meetings are held with Group Property Services. The consultants also attend senior management meetings twice a year.

All employees are provided with such equipment, information, training and supervision as is necessary to implement the policy in order to achieve the above stated objective. The Group makes available such finances and resources deemed reasonable to implement this policy.

All injuries, however small, sustained by a person at work must be reported. Accident records are crucial to the effective monitoring and revision of the policy and must therefore be accurate and comprehensive.

The Group recognises the civil and moral need to ensure that all employees adhere to this health and safety policy and is prepared to invoke the disciplinary procedure in case of any deliberate disregard for the health and safety policy.

The Group's health and safety policy is continually monitored and updated, particularly when changes in the scale or nature of our operations occur. The policy is updated at least every twelve months.

Charitable contributions

The Group contributes to registered charities serving the local communities in which it operates. Included in the charitable contributions shown in the Directors' Report are contributions of £49,806 (2007: £52,315) made by the Group to the work of the Foundation for Credit Counselling which operates the Consumer Credit Counselling Service. The Group has also contributed to charities throughout the year by way of single donations.

The Group's main objective is to support children's and local charities although no charity request is overlooked. During the last year the Group has helped many and varied charities and causes such as: Handicapped Children's Action Group, The Childhaven Appeal, Debra, Action for Sick Children, Children's Cancer Care, Solihull Down's Syndrome Support Group, Second Chance, Action for Blind People, British Blind Sport, Shelter, NSPCC, Brainstrust, The Friends of St Alphege Schools and Shirley Lions Club.

The Group also supports Paragon's Charity Committee, consisting of volunteer employees, which organises a variety of fundraising activities throughout the year, raising in the region of £9,000 for the employees' chosen charity. All employees are given the opportunity to nominate a charity and a vote is carried out to select the beneficiary of the year's fundraising.



Report of the Board to the shareholders on directors' remuneration

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and also sets out how the principles of the Combined Code on Corporate Governance relating to executive directors' remuneration are applied by the Group. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company.

Certain parts of this report are required to be audited. Where disclosures are subject to audit, they have been marked as such.

UNAUDITED INFORMATION

Remuneration Committee

At the beginning of the year, the Committee consisted of two independent non-executive directors: Terence Eccles (who chaired the Committee) and David Beever, together with the Chairman of the Company, Robert Dench. Following his appointment to the Board on 1 April 2008, Edward Tilly was appointed to the Committee. At the year end the members of the Committee were Terence Eccles, David Beever, Robert Dench and Edward Tilly.

None of the non-executive directors who sit on the Committee has any personal financial interest (other than as a shareholder), conflict of interest arising from cross-directorships or day-to-day involvement in running the business. The Chairman of the Company does not participate in discussions on his own remuneration.

The Committee determines the Company's policy on executive remuneration and specific compensation packages for each of the executive directors and the Chairman. No director contributes to any discussion about his own remuneration. The Committee also reviews the level and structure of remuneration of senior management.

The terms of reference of the Committee are available on request from the Company Secretary.

In determining the directors' remuneration for the year, the Committee consulted Mr N S Terrington (Chief Executive) and Mr C D Newell (non-executive director) about its proposals. The Committee also utilised Hewitt New Bridge Street, who also advised the Company on various sundry remuneration matters during the year, to provide advice on structuring directors' remuneration packages.

Remuneration policy for the Chairman and executive directors

The Company's policy is to ensure that the Chairman and the executive directors are fairly rewarded for their individual performance, having regard to the importance of retention and motivation. The performance measurement of the Chairman and the executive directors and the determination of their annual remuneration packages are undertaken by the Committee.

In forming and reviewing remuneration policy the Committee has given full consideration to the Combined Code on Corporate Governance and has complied with the Code's provisions relating to directors' remuneration throughout the year.

The remuneration packages of the individual directors are assessed after a review of their individual performances and an assessment of comparable positions in the financial sector and comparably sized FTSE 350 companies from all sectors.

The executive directors receive a combination of fixed and performance-related elements of remuneration. Fixed remuneration consists of salary, benefits in kind and pension scheme contributions (see under 'Pension contributions' opposite). Performance-related remuneration consists of participation in the annual bonus plan, the award of shares under the performance share plan and participation in the award of shares under the matching share plan from time to time. The performance-related elements of remuneration are intended to provide a significant proportion of executive directors' potential total remuneration.

As a result of the turmoil in the financial markets and the Board's rejection of an offer for the Company, the Committee has undertaken a review of the Company's remuneration policy. The conclusion it reached is that the current policy is sufficient for the present needs of the Company, acknowledging that its application will take into account the environment in which the Company operates. The Committee will continue to keep the position under review during the coming year.

Salary

The Chairman's fees and executive directors' salaries are determined by the Committee at the beginning of each year. In deciding appropriate levels, the Committee considers remuneration levels within the Group as a whole, individual and business performance during the year and in the past has relied on objective research which gives up-to-date information on comparable companies. Directors' contracts of service will be available for inspection at the Annual General Meeting. A 5% increase in salary levels was approved for the four executive directors from 1 October 2008. This follows a freeze in the previous year.

Pension contributions

During the year the executive directors were members of the Group Retirement Benefits Plan, to which the Company contributes at the same rate as for all members. Dependants of executive directors who are members of the Group Retirement Benefits Plan are eligible for a dependant's pension and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension of 1/37.5 of basic annual salary (to a maximum of 2/3) for every year of eligible service. Where pension contributions are capped, additional payments are made to enable further provision. Plan participants contribute 5% of eligible salary to the Plan. Three of the executive directors suspended their contributions to the Plan, and the accrual of benefits, prior to the beginning of the year, each director affected by the 2006 'A-Day' changes having been offered the opportunity to terminate permanently further contributions in exchange for a cash supplement calculated to equate to the cost of the Company's contributions towards the executive's future service benefits had he stayed within the Plan for his future service accrual.

The changes in pension entitlements arising in the financial year, the disclosure of which is required by the Financial Services Authority, are given on pages 32 and 33. There have been no changes in the terms of directors' pension entitlements during the year. There are no unfunded promises or similar arrangements for directors.

Performance bonuses

During the year, the executive directors participated in an annual bonus scheme under which awards were determined by consideration of several business-specific financial measures, including profit before tax and earnings per share ('EPS') but also including measures relevant to current business plans and objectives. Consideration was also given to individual executive performance. Bonuses are normally paid in November but are accrued in the year to which they relate.

During the year, the total target bonus for executive directors was 100% of salary, total stretch bonus was 150% of salary and the bonus payable under the bonus scheme was capped at 200% of salary. This structure will remain unchanged for the current year.

The Committee has determined that each executive director should receive a bonus equal to 50% of his salary in respect of the year ended 30 September 2008. In determining the level of annual bonus awards for the year ended 30 September 2008, the Committee, taking into account the views of the Board as a whole, decided that the prevailing economic situation overrode the very strong performance of the executive directors. In view of the reduced bonus awards it was not felt appropriate to insist on a bonus deferral.

The Chairman and non-executive directors are not entitled to receive a bonus and do not participate in the performance or matching share plans.

For the current year, bonus objectives will be weighted towards delivering a strategy of maximising the value of the Company for shareholders. Specific objectives will include managing the extant book of business (for example through optimising value, maximising cash flow and cost efficiency) and delivery of new strategies that will enhance shareholder value. Performance against these objectives will be reported in next year's report.

Share awards

In prior years, executive directors received grants of share options under the Paragon 2000 Executive Share Option Scheme ('ESOS'). Executive directors no longer receive share option grants under the ESOS. The ESOS has been retained but grants of share options will only be made in exceptional circumstances, such as recruitment.

Directors will remain eligible for awards under the Performance Share Plan ('PSP') and able to participate in the Matching Share Plan ('MSP') by investing up to 25% of their salary in the Company's shares.

The Committee reviewed the appropriateness of the performance criteria it had applied to awards in the past and concluded that the traditional measures of EPS growth and relative Total Shareholder Return ('TSR') would not be appropriate for the current situation. The Committee's current view is that the most appropriate target is for shareholders to be able to realise, in three year's time, a return above the 125p per £1 ordinary share approach to the Company during the year. The performance conditions will be reviewed prior to each future grant to ensure that they remain the most suitable in the Company's prevailing circumstances.

The executive directors remain entitled to receive options under the Paragon 1999 Sharesave Scheme, on the same terms as other employees.

Paragon Performance Share Plan ("PSP")

The PSP has an annual award limit to an individual of shares worth 200% of salary.

PSP awards granted prior to 30 September 2005 were subject to performance testing conditions based on comparing the TSR generated in respect of the Company with the TSR for a group of similar companies

For PSP awards made after 30 September 2005 but prior to 29 September 2008 to executive directors, 50% of the awards are subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over a single three-year period to the performance of the following companies: Alliance & Leicester (until its delisting on 10 October 2008), Barclays, Bradford & Bingley (until its nationalisation on 29 September 2008), Cattles, Egg (until its delisting on 20 February 2006), HBOS, Hitachi Capital (until its delisting on 9 August 2007), HSBC, Kensington Group (until its delisting on 8 August 2007), Lloyds TSB, London Scottish Bank, Northern Rock (until its nationalisation on 22 February 2008), Provident Financial, Royal Bank of Scotland.

35% of each element of the PSP award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance when determining whether to scale back the level of awards that will ultimately vest.

TSR and EPS were selected as the performance measures for these awards since they provided a balance of internal and external measures to incentivise and reward executives more effectively, whilst also aligning the interests of executives with those of other shareholders. The Company's TSR performance and the TSR and EPS performance of the peer companies will be independently calculated by Hewitt New Bridge Street before being reviewed and confirmed by the Remuneration Committee.

PSP awards granted on 29 September 2008 are subject to an absolute TSR performance condition, whereby the Company's share price (plus the benefit of any reinvested dividends) at the end of the performance period must be at least equal to 125p plus compound annual growth of 10%. (The share price at the time awards were granted was 66.5p). 35% of the awards will vest at this level, increasing on a straight line basis to full vesting for compound annual growth of 15%. The performance period is the three year period commencing on the date of grant.

Awards under the PSP are made from time to time at the discretion of the Committee.

Paragon Matching Share Plan ("MSP")

Under the terms of the MSP, executive directors and senior management may be invited to invest in shares in the Company out of their after-tax cash bonus. Assuming that the executives decide to invest, the shares so acquired must remain held by the executives for three years. At the end of the three-year period and, subject to satisfaction of the same performance conditions as set out for the PSP above, the executives will receive a match in shares on a two-for-one basis related to the number of shares which could have been purchased with the pre-tax equivalent of the bonus invested.

Until earlier this year, executive directors have been invited to invest the after-tax equivalent of up to 25% of salary; at such a level, their award was over 'free' performance-linked matching shares worth 50% of salary.

The MSP provides the facility to increase the level of potential investment up to the after-tax equivalent of 50% of salary should the Remuneration Committee feel in future years that this would be appropriate.

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share General Financial sector index, also measured by TSR. The General Financial sector has been selected for this comparison because it is the sector index that contains the Company's shares.

5 Year Return Index for the FTSE All Share General Financial sector as at 30 September 2008



250
200
150
100
50
0
2003
2004
2005
2006
2007
2008
The Paragon Group of Companies PLC
FTSE All Share General Financial sector

This graph shows the value, by 30 September 2008, of £100 invested in The Paragon Group of Companies PLC on 30 September 2003, compared with £100 invested in the FTSE General Financial sector index. The other points plotted are the values at the intervening financial year ends.

Directors' contracts

The Chairman and executive directors hold one year rolling contracts in line with current market practice and the Remuneration Committee reviews the terms of these contracts regularly.

The current contracts are dated as follows:

R G Dench	-	8 February 2007
N S Terrington	-	1 September 1990 (amended 16 February 1993 and 30 October 2001)
N Keen	-	6 February 1996 (amended 30 October 2001)
J A Heron	-	1 September 1990 (amended 14 January and 8 February 1993)

Mr P Pandya resigned from the Board of Directors on 12 November 2008. Prior to his resignation his service contract was dated 1 October 1994.

In the event of early termination, the directors' contracts provide for the payment of one year's fees / salary in lieu of notice.

Of the directors seeking re-election at the Annual General Meeting, Mr N S Terrington and Mr J A Heron each has a service contract with the Company.

None of the executive directors currently earns remuneration from external non-executive appointments.

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the Board, subject to the Articles of Association. During the year all non-executive directors were paid an annual base fee of £30,000 plus £2,000 for membership of each committee, £10,000 for Remuneration Committee and Audit and Compliance Committee chairmanship and £6,000 for acting as the Senior Independent Director.

Current terms of engagement apply for the following periods:

C D Newell	-	1 November 2007 to 1 November 2010
D M M Beever	-	8 August 2006 to 8 August 2009
T C Eccles	-	1 February 2007 to 1 February 2010
E A Tilly	-	1 April 2008 to 1 April 2011

Non-executive directors are not eligible to participate in any of the Company's incentive or pension schemes and are not entitled to receive compensation for early termination of their terms of engagement.

Terence Eccles, Chairman of the Remuneration Committee, will be available to answer questions on remuneration policy at the Annual General Meeting.



AUDITED INFORMATION

Directors' emoluments

The emoluments of directors holding office during the year were:

	Salary and fees £000	Benefits in kind £000	Annual bonus £000	Loss of office £000	**2008 Total £000**	2007 Total £000
Chairman						
R G Dench	204	25	-	-	**229**	195
J P L Perry	-	-	-	-	-	75
Executive						
N S Terrington	375	22	187	-	**584**	771
N Keen	293	5	140	-	**438**	579
J A Heron	204	18	100	-	**322**	421
P Pandya	193	7	90	-	**290**	377
Non-executive						
D M M Beever	42	-	-	-	**42**	40
C D Newell	42	-	-	-	**42**	41
E A Tilly	18	-	-	-	**18**	-
T C Eccles	42	-	-	-	**42**	27
G A F Lickley	-	-	-	-	-	41
2008	**1,413**	**77**	**517**	-	**2,007**	2,567
2007	1,425	66	1,036	40	2,567	

In respect of the year ended 30 September 2007, despite meeting the targets under the bonus plan in respect of that financial year, the directors volunteered to defer assessment of whether a bonus should be paid to them to the discretion of the Remuneration Committee during the year ended 30 September 2008. During the year, the Remuneration Committee determined that the directors should be awarded bonuses in relation to the year ended 30 September 2007 in accordance with their performance under the terms of the bonus plan as follows: Mr N S Terrington £375,000, Mr N Keen £281,000, Mr J A Heron £200,000, Mr P Pandya £180,000. Each director applied the full after-tax amount received in exercising the rights attributable to his shareholding in the Company under the rights issue. The amounts recorded as total emoluments in respect of the year ended 30 September 2007 in the above table include these amounts.

Benefits in kind comprise private health cover, fuel benefit, life assurance and company car provision.

Following his retirement from the Board Mr J P L Perry was retained until 30 November 2007 to provide consultancy services to the Group and was compensated at a rate of £20,000 per annum.

Directors' pensions

The total amount charged to the profit and loss account of the Group in respect of pension provision for directors was £418,000 (2007: £505,000).

Mr N S Terrington, Mr N Keen, Mr J A Heron and Mr P Pandya were members of the Group defined benefit pension scheme during the year.

The amounts shown below describe their entitlement in accordance with paragraph 12.43A(c) of the Listing Rules.

	Increased / (decrease) in accrued pension during year excluding any increase for inflation £000	Transfer value of increase / (decrease) less directors' contributions £000	**Accumulated total accrued pension at 30 September 2008 £000**	Accumulated total accrued pension at 30 September 2007 £000
N S Terrington	(6)	(88)	**144**	144
N Keen	3	37	**72**	65
J A Heron	(4)	(52)	**81**	81
P Pandya	(3)	(29)	**57**	57

The pension entitlement shown is that which would be paid annually on retirement based on service to 30 September 2008 for Mr Keen and service to 6 April 2006 for Messrs Terrington, Heron and Pandya who each elected to suspend future benefit accrual within the plan from that date.

The increase in accrued pension during the year (and transfer value of the increase) excludes any increase for inflation. The figures for Messrs Terrington, Heron and Pandya are negative as none of these directors accrued benefits within the plan over the year and none received a salary increase from 2007 to 2008. This has led to the negative real increase.

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less directors' contributions. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The following disclosures describe the pension benefits earned in the year in accordance with Schedule 7(A) of the Companies Act 1985.

	Age at year end	Directors' contributions in the year	Increase in accrued pension in the year	Accumulated total accrued pension at year end	Transfer value of accrued benefits at 30 September 2007	**Transfer value of accrued benefits at 30 September 2008**	Difference in transfer values less contributions
		£000	£000	£000	£000	**£000**	£000
N S Terrington	48	-	-	144	1,524	**2,008**	484
N Keen	50	6	6	72	740	**1,053**	307
J A Heron	49	-	-	81	894	**1,175**	281
P Pandya	43	-	-	57	492	**657**	165

The pension entitlement shown is that which would be paid annually on retirement based on service to 30 September 2008 for Mr Keen and service to 6 April 2006 for Messrs Terrington, Heron and Pandya who each elected to suspend future benefit accrual within the plan from that date.

The contributions shown are those paid or payable by the directors under the terms of the plan. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The increases in transfer values (as shown in the final column) reflect the change in assumptions underlying the transfer value basis as at 30 September 2008 and 30 September 2007. As well as a change in financial conditions, the 30 September 2008 basis allows for updated mortality assumptions (in line with the PA92 series with 'medium cohort' projections, ages rated down by one year).

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 'Retirement Benefit Schemes – Transfer Values' published by the Institute of Actuaries and the Faculty of Actuaries.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

During the year the Group made contributions in respect of further pension provision of £124,000 (2007: £177,000) for Mr N S Terrington, £127,000 (2007: £112,000) for Mr N Keen, £62,000 (2007: £88,000) for Mr J A Heron and £49,000 (2007: £72,000) for Mr P Pandya.

Details of share-based awards

Aggregate gains before taxation made by directors on the exercise of share based awards during the year were £103,000 (2007: £3,618,000). At 30 September 2008 the share price of The Paragon Group of Companies PLC was 65.0p per £1 ordinary share (2007: 300.25p per 10p ordinary share) and the range during the year then ended was 61.50p to 310.25p for 10p ordinary shares and 49.75p to 148.50p for £1 ordinary shares (2007: 245.50p to 715.00p for 10p ordinary shares).

Paragon Performance Share Plan

Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

Details of individual entitlements of the directors under the Paragon Performance Share Plan at 30 September 2007 and 30 September 2008 are:

Date from which exercisable	Expiry date	Market price at award date	N S Terrington	N Keen	J A Heron	P Pandya
			Number	Number	Number	Number
Awards outstanding at 30 September 2007:						
22/06/2007§	22/12/2007	350.25p *	-	-	9,881	-
02/12/2007§	02/06/2008	391.75p *	34,436	25,827	13,863	13,863
02/06/2008§	02/12/2008	408.00p *	29,504	22,129	11,879	11,879
07/03/2009†	07/09/2009	684.00p *	22,408	16,798	9,479	9,479
25/05/2009†	25/11/2009	643.00p *	12,140	9,100	5,135	5,135
25/09/2009†	25/03/2010	659.50p *	11,476	8,603	4,855	4,855
09/01/2010†	09/07/2010	665.00p *	11,611	8,699	5,545	4,991
28/03/2010†	28/06/2010	576.50p *	13,073	9,795	6,244	5,619
14/06/2010†	14/12/2010	543.00p *	16,964	12,712	7,238	6,515
26/09/2010†	26/03/2011	296.50p *	36,038	27,009	12,673	11,406
			187,650	140,672	86,792	73,742
Awards made in the year:						
On 26/11/2007						
26/11/2010†	26/05/2011	130.50p *	50,050	37,504	26,693	24,024
On 29/09/2008						
29/09/2011‡	29/03/2012	66.50p #	844,051	632,475	450,160	405,144
Awards exercised in the year:						
On 26/11/2007						
22/06/2007§	22/12/2007	350.25p *	-	-	(9,881)	-
Awards lapsing in the year:						
02/12/2007§	02/06/2008	391.75p *	(34,436)	(25,827)	(13,863)	(13,863)
02/06/2008§	02/12/2008	408.00p *	(29,504)	(22,129)	(11,879)	(11,879)
At 30 September 2008			1,017,811	762,695	528,022	477,168

* price per 10p ordinary share

price per £1 ordinary share

§ The receipt of these shares is subject to the Company's TSR exceeding the TSR of a relevant proportion of the constituents of the FTSE All Share Banks and General Financial sectors. No part of an award vests for below median performance, 25% vests for median performance and 100% vests for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

† 50% of these awards are subject to an EPS test and 50% to a TSR test. No part of an award vests for below median performance, 35% of each element vests for median performance and full vesting will occur for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

‡ These awards are subject to an absolute TSR performance condition, whereby the increase in the net return index over the performance period, based on a share price that is equivalent to 125 pence per share, must at least equal compound annual growth of 10%. 35% of the awards will vest for 10% compound annual growth over the performance period, increasing on a straight line basis to full vesting for compound annual growth of 15%.
The performance period is the three year period commencing on the date of grant.

Following the rights issue and share consolidation during the year the awards under the PSP were adjusted by a factor of 0.6273. The awards outstanding at 30 September 2007 and those granted on 26 November 2007 have been adjusted accordingly.

Neither grant vesting during the year met the performance conditions for vesting and both awards lapsed. The share prices on the vesting dates were 140.25p per 10p ordinary share on 2 December 2007 and 86.75p per £1 ordinary share on 2 June 2008.

The share price at the exercise date of 26 November 2007 was 130.50p per 10p ordinary share.

Share option schemes

Details of individual options held by the directors at 30 September 2007 and 30 September 2008 are:

Date from which exercisable	Expiry date	Option price	N S Terrington Number	N Keen Number	J A Heron Number	P Pandya Number
Options held at 30 September 2007:						
31/03/2001	31/03/2008	347.51p	159,961	-	-	-
11/01/2002	11/01/2009	235.13p	188,190	-	-	-
17/02/2003	17/02/2010	234.33p	62,730	-	-	-
27/11/2004	27/11/2011	395.34p	188,190	-	-	-
29/07/2005	29/07/2012	297.30p	37,638	37,638	50,184	-
14/03/2006	14/03/2013	297.30p	119,848	87,161	41,269	-
08/12/2006†	08/12/2013	540.40p	61,527	46,261	25,906	-
01/12/2007†	01/12/2014	555.34p	68,874	51,656	27,730	27,730
01/08/2010	01/02/2011	520.89p	3,172	-	-	-
01/09/2009	01/03/2010	837.73p	-	1,116	-	-
01/09/2011	01/03/2012	837.73p	-	-	1,921	-
			890,130	223,832	147,010	27,730
Options granted in the year:			-	-	-	-
Options lapsing in the year:						
31/03/2001	31/03/2008	347.51p	(159,961)	-	-	-
01/08/2010	01/02/2011	520.89p	(3,172)	-	-	-
01/09/2009	01/09/2010	837.73p	-	(1,116)	-	-
01/09/2011	01/09/2012	837.73p	-	-	(1,921)	-
At 30 September 2008			726,997	222,716	145,089	27,730

† The exercise of these options is conditional upon the Company's TSR exceeding the TSR for at least half of a specified group of comparator companies.

Following the rights issue and share consolidation during the year the numbers of shares under option were adjusted by a factor of 0.6273 and the prices at which options are exercisable were adjusted by a factor of 1.5941. The awards outstanding at 30 September 2007 have been adjusted accordingly.

The awards vesting during the year met the performance conditions for 100% vesting. The share price on the vesting date, 1 December 2007, was 140.25p per 10p ordinary share.

Deferred bonus shares

Details of individual entitlements of the directors to Deferred Bonus Shares at 30 September 2007 and 30 September 2008 are:

Award date	Transfer date	Market price at award date	N S Terrington Number	N Keen Number	J A Heron Number	P Pandya Number
Awards outstanding at 30 September 2007:						
27/02/2005	01/10/2007	407.75p*	33,054	24,772	12,877	12,877
13/03/2006	01/10/2008	683.00p*	14,368	10,776	5,907	5,907
15/01/2007	01/10/2009	631.00p*	11,340	8,501	5,996	5,197
			58,762	44,049	24,780	23,981
Awards made in the year:			-	-	-	-
Shares transferred in the year:						
On 27/11/2007						
27/02/2005	01/10/2007	407.75p*	(33,054)	(24,772)	(12,877)	(12,877)
At 30 September 2008			25,708	19,277	11,903	11,104

* price per 10p ordinary share

Following the rights issue and share consolidation during the year the numbers of deferred bonus shares were adjusted by a factor of 0.6273. The awards outstanding at 30 September 2007 have been adjusted accordingly.

The Deferred Bonus Shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

The share price at the exercise date of 27 November 2007 was 124.00p per 10p ordinary share. Following the transfer of the shares the participants received payment in respect of the dividends which would have accrued on the shares since the award date as follows: Mr N S Terrington - £19,813, Mr N Keen - £14,848, Mr J A Heron - £7,719 and Mr P Pandya - £7,719.

Matching Share Plan

The individual interests of the directors in the Matching Share Plan at 30 September 2007 and 30 September 2008 are:

Award date	Market price at award date	N S Terrington Number	N Keen Number	J A Heron Number	P Pandya Number
Awards outstanding at 30 September 2007:					
22/03/2006	761.50p*	20,128	15,088	10,643	10,643
09/01/2007	665.00p*	15,755	11,805	9,406	8,465
		35,883	26,893	20,049	19,108
Awards made in the year:		-	-	-	-
At 30 September 2008		35,883	26,893	20,049	19,108

* price per 10p ordinary share

Following the rights issue and share consolidation during the year the numbers of matching shares were adjusted by a factor of 0.6273. The awards outstanding at 30 September 2007 have been adjusted accordingly.

Awards are exercisable for six months from the date on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied. EPS performance is measured over the three year period commencing on the first day of the financial year in which the award date falls and TSR over the three year period commencing on the first day of the calendar quarter in which the award date falls.

Signed on behalf of the Board of Directors.

JOHN G GEMMELL

Company Secretary
25 November 2008

Statement of directors' responsibilities
in relation to financial statements

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare accounts for the Group in accordance with International Financial Reporting Standards ('IFRS') and have also elected to prepare company financial statements in accordance with IFRS. In respect of the financial statements for the year ended 30 September 2008 company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 – 'Presentation of Financial Statements' requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the applicable requirements of the Companies Act 1985 and the Companies Act 2006.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that:

- the financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and of the Group taken as a whole; and
- the business review, which is incorporated into the Directors' Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties it faces.

Approved by the Board of Directors and signed on behalf of the Board.

JOHN G GEMMELL

Company Secretary
25 November 2008

Independent auditors' report

to the members of The Paragon Group of Companies PLC

We have audited the group and individual company financial statements (the 'financial statements') of The Paragon Group of Companies PLC for the year ended 30 September 2008 which comprise the consolidated income statement, the consolidated and individual company balance sheets, the consolidated and individual company cash flow statements, the consolidated and individual company statements of recognised income and expenditure, the consolidated and individual company reconciliations of movements in equity and the related notes 1 to 61. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of directors' remuneration report to be audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Statement and Chief Executive's Review that is cross referred from the Business Review section of the Directors' Report.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the unaudited part of the directors' remuneration report, the Chairman's Statement, Chief Executive's Review and the Corporate Governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 30 September 2008 and of its profit for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the parent company's affairs as at 30 September 2008;
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in Note 3 to the group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with IFRSs as issued by the International Accounting Standards Board.

In our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 30 September 2008 and of its profit for the year then ended.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
Birmingham
United Kingdom
25 November 2008

Corporate governance

The Board of Directors is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance ("Code") issued by the Financial Reporting Council in June 2006. Throughout the year ended 30 September 2008 the Company complied with the provisions of the Code, except for Code provisions A3.2 in relation to the number of independent non-executive directors and A4.1 in relation to the constitution of the Nomination Committee. An explanation of this temporary departure is given under the section of this report headed 'Directors'.

Directors

At the beginning of the year the Board of Directors comprised the Chairman, four executive and three non-executive directors. Following the appointment of Edward Tilly to the Board on 1 April 2008, the Company is now in compliance with Code provision A3.2.

All of the directors bring to the Company a broad and valuable range of experience. In accordance with the Code, all directors will submit themselves for re-election at least once in every three years. The names of the directors in office at the date of this report and their biographical details are set out on pages 14 and 15.

The division of responsibilities between the Chairman and Chief Executive is clearly established, set out in writing and agreed by the Board. There is a strong non-executive representation on the Board, including David Beever, who has been nominated as the Senior Independent Director. This provides effective balance and challenge. The Board is responsible for overall Group strategy, for approving major agreements, transactions and other financing matters and for monitoring the progress of the Group against budget. All directors receive sufficient relevant information on financial, business and corporate issues prior to meetings and there is a formal schedule of matters reserved for decision by the Board, which includes material asset acquisitions and disposals, granting and varying authority levels of the Chairman and the executive directors, determination and approval of the Group's objectives, strategy and annual budget, investment decisions, corporate governance policies and financing and dividend policies.

Normally, there are nine regular Board meetings a year with other meetings being held as required. Robert Dench, Nigel Terrington, Nicholas Keen and John Heron attended all of the nine regular Board meetings during the year ended 30 September 2008, Pawan Pandya and Terence Eccles attended eight meetings, Christopher Newell attended seven meetings, David Beever attended six meetings and Edward Tilly attended four meetings following his appointment to the Board.

All of the non-executive directors are independent of management and all are appointed for fixed terms. They are kept fully informed of all relevant operational and strategic issues and bring a strongly independent and experienced judgement to bear on these issues.

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that board procedures are complied with. Both the appointment and removal of the Company Secretary are matters for the Board as a whole.

All directors are able to take independent professional advice in the furtherance of their duties whenever it is considered appropriate to do so.

The Board also operates through a number of committees covering certain specific matters, these being:

- The Remuneration Committee, which during the year consisted of Terence Eccles, who chaired the Committee, David Beever, Robert Dench and Edward Tilly, who joined the Committee on his appointment to the Board on 1 April 2008.

  During the year ended 30 September 2008 there were six meetings of the Remuneration Committee. All meetings were attended by Terence Eccles and Robert Dench, four meetings were attended by David Beever and two meetings were attended by Edward Tilly following his appointment to the Committee.

  Further information about the Remuneration Committee is given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 26 to 38.

- The Audit and Compliance Committee, which during the year consisted of Christopher Newell, who chaired the Committee, David Beever, Terence Eccles and Edward Tilly, who joined the Committee on his appointment to the Board on 1 April 2008. The Board is satisfied that all members of the Committee have recent and relevant financial experience. The Committee meets at least three times per year. It monitors the integrity of the Group's financial reporting, reviews the Group's internal control and risk management systems, monitors and reviews the effectiveness of the Group's internal audit function, monitors the relationship between the Group and the external auditors and provides a forum through which the Group's external and internal audit functions report to the non-executive directors. The Committee is also responsible for ensuring that the system and controls for regulatory compliance are effective.

  The Audit and Compliance Committee reviews the scope and the results of the annual external audit, its cost effectiveness and the independence and objectivity of the external auditors. Both the Audit and Compliance Committee and the external auditors have in place safeguards to avoid compromises of the independence and objectivity of the external auditors. The Group has a formal policy for the engagement of its external auditors to supply non-audit services. The policy is designed to ensure that neither the nature of the service to be provided nor the level of reliance placed on the services could impact the objectivity of the external auditors' opinion on the Group's financial statements. The policy incorporates a comprehensive system for reporting to the Audit and Compliance Committee all proposals considered and the level of fees payable to the external auditors for the provision of non-audit services. In pursuance of this policy other accounting firms have been engaged for particular assignments. During the year the fees paid to the auditors have increased as a result of work required in connection with the rights issue and the preceding abortive financing negotiations but the Committee remained satisfied as to their independence.

  At each meeting the Audit and Compliance Committee receives reports of reviews conducted throughout the Group by the Internal Audit and, from time to time, compliance functions.

  The Chairman, Group Chief Executive and other executive directors, Director of Financial Accounting and Group Company Secretary, Director of Business Analysis and Planning, Director of Legal Services, Head of Internal Audit and a partner from the external auditors normally attend meetings of the Committee.

  During the year ended 30 September 2008 there were three meetings of the Audit and Compliance Committee all of which were attended by Christopher Newell, two of which were attended by David Beever and Terence Eccles and one of which was attended by Edward Tilly following his appointment to the Committee.

- The Nomination Committee, consisting of Robert Dench, who chairs the Committee, Nigel Terrington and two non-executive directors, David Beever and Christopher Newell. On his appointment to the Board on 1 April 2008, Edward Tilly joined the Committee ensuring that a majority of the Committee's members are independent non-executive directors, in accordance with Code provision A4.1. The Committee is convened as required to nominate candidates for membership of the Board, although ultimate responsibility for appointment rests with the Board. There were no meetings of the Nomination Committee during the year ended 30 September 2008. The Committee only engages in the process of identification of suitable candidates for appointment to the Board when requested by the Board to do so.

There is a formal process for the appointment of directors, starting with a review of the Board structure, size and composition, leading to the preparation of a written job specification and the identification of suitable candidates. The Nomination Committee ensures that prospective non-executive directors can devote sufficient time to the appointment. The Board recognises the benefits that can flow from non-executive directors holding other appointments but requires them to seek the agreement of the Chairman before entering into any commitments that might affect the time they can devote to the Company. The choice of appointee would be based entirely on merit.

- The Asset and Liability Committee, consisting of appropriate heads of functions and chaired by Nigel Terrington, the Chief Executive. It meets regularly and monitors Group interest rate risks, currency risks and treasury counterparty exposures.
- The Credit Committee, consisting of appropriate senior executives and chaired by Nicholas Keen, the Finance Director. It meets regularly and is responsible for establishing credit policy and monitoring compliance therewith.

All Board committees operate within defined terms of reference and sufficient resources are made available to them to undertake their duties. The terms of reference of the Remuneration Committee, Audit and Compliance Committee and Nomination Committee are available on request from the Company Secretary.

The composition of the Board and its committees is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors and that the directors collectively possess the skills and experience necessary to direct the Company and the Group's business activities.

There is an established process for external appointments through the Nomination Committee. Ultimately, the appointment of any new director is a matter for the Board. Executive director appointments are based upon merit and business need. Non-executive appointments are based upon the candidates' profiles matching those drawn up by the Nomination Committee. In all cases the Board approves the appointment only after careful consideration.

The Board, individual directors and Board committees are appraised annually. The performance of the Chief Executive is appraised by the Chairman. The performance of the other executive directors is appraised by the Chief Executive in conjunction with the Chairman. The results of these appraisals are presented to the Remuneration Committee for consideration and determination of remuneration.

During the year the Board conducted a formal and rigorous performance review, which was effected by all Board directors considering a list of questions on Board and Committee performance, followed by a Board discussion facilitated by the Chairman.

At the Annual General Meeting the Chairman will confirm to shareholders, when proposing the re-election of any non-executive director, that, following formal performance evaluation, the individual's performance continues to be effective and demonstrates commitment to the role.

The non-executive directors meet at least annually to review the performance of the Chairman.

Directors' remuneration

The Remuneration Committee reviews the performance of executive directors and members of senior management prior to determining its recommendations on annual remuneration, performance bonuses and share options for the Board's determination.

The Report of the Board to the Shareholders on Directors' Remuneration is on pages 26 to 38.

Relations with shareholders

The Board encourages communication with the Company's institutional and private investors. All shareholders have at least twenty working days' notice of the Annual General Meeting at which the directors and committee chairmen are available for questions. The Annual General Meeting is held in London during business hours and provides an opportunity for directors to report to investors on the Group's activities and to answer their questions. Shareholders will have an opportunity to vote separately on each resolution and all proxy votes lodged are counted and the balance for and against each resolution is announced.

The Chairman, Chief Executive and Finance Director have a full programme of meetings with institutional investors during the course of the year and investors comments are communicated to all members of the Board.

The Company's web site at www.paragon-group.co.uk provides access to information on the Company and its businesses.

Accountability and audit

Detailed reviews of the performance of the Group's main business lines are included within the Chairman's Statement and Chief Executive's Review. The Board uses these, together with the Directors' Report on pages 16 to 21 to present a balanced and understandable assessment of the Company's position and prospects.

The directors' responsibility for the financial statements is described on page 39.

An on-going process for identifying, evaluating and managing the significant risks faced by the Group, which is regularly reviewed by the Board, was in place for the year ended 30 September 2008 and to the date of these financial statements. The directors confirm that they have reviewed the effectiveness of the Group's system of internal control for this period and that these procedures accord with the guidance 'Internal Controls: Guidance for Directors on the Combined Code'.

The directors are responsible for the system of internal control throughout the Group and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide reasonable, but not absolute, assurance against the risk of material misstatement or loss and that assets are safeguarded against unauthorised use or disposition. In assessing what constitutes reasonable assurance, the directors have regard to the relationship between the cost and benefits from particular aspects of the control system.

The system of internal control includes documented procedures covering accounting, compliance, risk management, personnel matters and operations, clear reporting lines, delegation of authority through a formal structure of mandates, a formalised budgeting, management reporting and review process, the use of key performance indicators throughout the Group and regular meetings of the Asset and Liability and Credit Committees and senior management.

The Board receives regular reports setting out key performance and risk indicators. In addition the Board operates a formal risk management process, from which the key risks facing the business are identified. The process results in reports to the Board on how these risks are being managed. The Board has a programme of regular presentations from senior management to enable the Board to review the operation of internal controls in relation to the risks associated with their specific areas.

The system of internal control is monitored by management and by an internal audit function that concentrates on the areas of greater risk and reports its conclusions regularly to management and the Audit and Compliance Committee. The internal audit work plan is approved annually by the Audit and Compliance Committee, which reviews the effectiveness of the system of internal control annually and reports its conclusions to the Board.

Going concern basis

After making enquiries, the directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.



Principal risks and uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance and could cause actual results to differ materially from expected and historical results. The Group's system of risk management, which includes risk review and an active internal audit function, is monitored by the Audit and Compliance Committee as described in the 'Corporate Governance' section of this Annual Report on pages 42 to 46.

The principal risks to which the Group is exposed include the following:

Economic environment

Further deterioration in the general economy may adversely affect all aspects of the Group's business. Adverse economic conditions might increase the number of borrowers that default on their loans, which may increase the Group's costs and could result in losses on some of the Group's assets.

The general economic factors affecting the Group in the period going forward, together with the steps taken by the Group's management to address these issues are described in more detail in the Chairman's Statement on pages 4 to 6 and the Chief Executive's Review on pages 7 to 13.

Changes in interest rates may adversely affect the Group's net income and profitability. The steps taken by the Group to mitigate against the long term effects of interest rate movements, through the structuring of its products and the use of hedging procedures are described in note 6 to the accounts.

Credit risk

As a primary lender the Group faces credit risk as an inherent component of its lending activities. Adverse changes in the credit quality of the Group's borrowers, a general deterioration in UK economic conditions or adverse changes arising from systematic risks in financial systems could reduce the recoverability and value of the Group's assets.

The Group's approach to the management of credit risk and the systems in place to mitigate that risk are described in the section of note 6 to the accounts entitled 'Credit risk'.

Operational risk

The activities of the Group subject it to operational risks relating to its ability to implement and maintain effective systems to process the high volume of transactions with customers. A significant breakdown of the IT systems of the Group might adversely impact the ability of the Group to operate its business effectively.

To address these risks, the Group's internal audit function carries out targeted reviews of critical systems to ensure that they remain adequate for their purpose. The Group has a business continuity plan, which is kept under regular review and is designed to ensure that any breakdown in systems would not cause significant disruption to the business.

Competitor risk

The Group faces strong competition in all of the core markets in which it operates. There is a danger that its profitability and / or market share may be impaired.

To mitigate this risk the Group maintains relationships with its customers, business introducers and other significant participants in the markets in which it is active, as well as being active in industry wide organisations and initiatives. This enables market trends to be identified and addressed within the relevant business strategy.

Management

The success of the Group is dependent on recruiting and retaining skilled senior management and personnel.

The Group's employment policies, which are designed to ensure that an appropriately skilled workforce is, and remains, in place are described within the Corporate Social Responsibility section of this Annual Report on pages 22 and 23.

Working capital

The Group's capital position and its policies in respect of capital management are described in note 5 to the accounts. These policies and their application are described more fully in the section of the Chairman's Statement headed 'Capital Management' on page 5.

Financial risk

The Group's exposure to other financial risks, including liquidity risk and foreign currency risk, and the procedures in place to mitigate those risks are described in detail in note 6 to the accounts.



Contacts

Registered and head office
St Catherine's Court
Herbert Road
Solihull
B91 3QE
Telephone: 0121 712 2323

London office
Third Floor
30-34 Moorgate
London
EC2R 6DN
Telephone: 020 7786 8474

Internet
www.paragon-group.co.uk

Auditors
Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham
B1 2HZ

Solicitors
Slaughter and May
One Bunhill Row
London
EC1Y 8YY

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Brokers
RBS Hoare Govett Limited
250 Bishopsgate
London
EC2M 4AA

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Remuneration consultants
Hewitt New Bridge Street
20 Little Britain
London
EC1A 7DH

Consulting actuaries
Mercer Limited
Four Brindleyplace
Birmingham
B1 2JQ

Accounts 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 30 September 2008

	Notes	2008		2007	
		£m	£m	£m	£m
Interest receivable	9		**820.9**		747.5
Interest payable and similar charges	10		**(680.5)**		(591.7)
Net interest income			**140.4**		155.8
Share of results of associate	27		**(0.5)**		0.2
Other operating income	11		**27.0**		28.9
Total operating income			**166.9**		184.9
Operating expenses					
Underlying operating expenses	12	**(37.8)**		(47.7)	
Exceptional operating expenses	13	**(7.8)**		-	
Total operating expenses			**(45.6)**		(47.7)
Provisions for losses	18		**(62.2)**		(50.5)
			59.1		86.7
Fair value net (losses) / gains	19		**(5.4)**		4.3
Operating profit being profit on ordinary activities before taxation			**53.7**		91.0
Tax charge on profit on ordinary activities	20		**(16.6)**		(28.2)
Profit on ordinary activities after taxation for the financial year			**37.1**		62.8

	Notes	2008	2007 (restated)
		£m	£m
Earnings per share			
- basic	22	**17.9p**	90.5p
- diluted	22	**17.9p**	87.2p

The results for the current and preceding years relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET

30 September 2008

	Notes	2008 £m	2008 £m	2007 £m	2007 £m
Assets employed					
Non-current assets					
Intangible assets	23	**0.4**		0.6	
Property, plant and equipment	24	**18.5**		21.9	
Interest in associate	27	**-**		0.5	
Financial assets	28	**10,647.6**		11,119.5	
Retirement benefit obligations	52	**-**		4.2	
Deferred tax asset	36	**10.3**		16.1	
			10,676.8		11,162.8
Current assets					
Other receivables	37	**6.6**		6.7	
Cash and cash equivalents	38	**826.3**		927.7	
			832.9		934.4
Total assets			**11,509.7**		12,097.2
Financed by					
Equity shareholders' funds					
Called-up share capital	39		**299.1**		12.1
Reserves	40		**378.7**		358.0
Share capital and reserves			**677.8**		370.1
Own shares	48		**(56.3)**		(56.8)
Total equity			**621.5**		313.3
Current liabilities					
Financial liabilities	49	**0.9**		280.9	
Current tax liabilities	53	**6.3**		3.1	
Provisions	54	**0.3**		1.4	
Other liabilities	55	**79.4**		111.1	
			86.9		396.5
Non-current liabilities					
Financial liabilities	49	**10,791.5**		11,379.6	
Retirement benefit obligations	52	**5.0**		-	
Provisions	54	**0.2**		0.6	
Other liabilities	55	**4.6**		7.2	
			10,801.3		11,387.4
Total liabilities			**10,888.2**		11,783.9
			11,509.7		12,097.2

Approved by the Board of Directors on 25 November 2008.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

COMPANY BALANCE SHEET

30 September 2008

	Notes	2008 £m	2008 £m	2007 £m	2007 £m
Assets employed					
Non-current assets					
Property, plant and equipment	24	**8.7**		9.6	
Investment in subsidiary undertakings	25	**782.0**		495.6	
Interest in associate	27	**-**		0.3	
Financial assets	28	**15.5**		15.4	
			806.2		520.9
Current assets					
Other receivables	37	**102.0**		85.6	
Cash and cash equivalents	38	**64.8**		-	
			166.8		85.6
Total assets			**973.0**		606.5
Financed by					
Equity shareholders' funds					
Called-up share capital	39		**299.1**		12.1
Reserves	40		**208.5**		217.0
Share capital and reserves			**507.6**		229.1
Own shares	48		**(39.5)**		(39.5)
Total equity			**468.1**		189.6
Current liabilities					
Financial liabilities	49	**0.8**		0.5	
Current tax liabilities	53	**1.0**		1.0	
Other liabilities	55	**369.4**		280.9	
			371.2		282.4
Non-current liabilities					
Financial liabilities	49	**132.5**		133.2	
Other liabilities	55	**1.2**		1.3	
			133.7		134.5
Total liabilities			**504.9**		416.9
			973.0		606.5

Approved by the Board of Directors on 25 November 2008.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Net cash generated / (utilised) by operating activities	56	**1,019.9**	(2,511.6)
Net cash (utilised) by investing activities	57	**(0.8)**	(6.2)
Net cash (utilised) / generated by financing activities	58	**(1,120.1)**	2,822.7
Net (decrease) / increase in cash and cash equivalents		**(101.0)**	304.9
Opening cash and cash equivalents		**927.2**	622.3
Closing cash and cash equivalents		**826.2**	927.2
Represented by balances within:			
Cash and cash equivalents		**826.3**	927.7
Financial liabilities		**(0.1)**	(0.5)
		826.2	927.2

COMPANY CASH FLOW STATEMENT

For the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Net cash generated by operating activities	56	**93.9**	79.7
Net cash (utilised) by investing activities	57	**(305.3)**	(50.5)
Net cash generated / (utilised) by financing activities	58	**276.2**	(29.2)
Net increase in cash and cash equivalents		**64.8**	-
Opening cash and cash equivalents		**-**	-
Closing cash and cash equivalents		**64.8**	-
Represented by balances within:			
Cash and cash equivalents		**64.8**	-
Financial liabilities		**-**	-
		64.8	-

STATEMENT OF RECOGNISED INCOME AND EXPENDITURE

For the year ended 30 September 2008

		The Group		The Company	
		2008	2007	**2008**	2007
	Notes	**£m**	£m	**£m**	£m
Profit for the year		**37.1**	62.8	**1.2**	72.9
Actuarial (loss) / gain on pension scheme	52	**(10.4)**	3.4	**-**	-
Cash flow hedge gains / (losses) taken to equity	43	**3.3**	(1.4)	**-**	-
Tax on items taken directly to equity	46	**1.9**	(0.5)	**-**	-
Total recognised income and expenditure for the year		**31.9**	64.3	**1.2**	72.9

RECONCILIATION OF MOVEMENTS IN EQUITY

For the year ended 30 September 2008

		The Group		The Company	
		2008	2007	**2008**	2007
	Notes	**£m**	£m	**£m**	£m
Total recognised income and expenditure for the year		**31.9**	64.3	**1.2**	72.9
Dividends paid	45	**(2.9)**	(20.1)	**(2.9)**	(20.8)
Net proceeds of rights issue		**279.6**	-	**279.6**	-
Net movement in own shares		**0.5**	(9.1)	**-**	(8.1)
(Deficit) / surplus on transactions in own shares	47	**(0.6)**	(1.5)	**-**	0.1
Charge for share based remuneration	14	**0.6**	2.6	**0.6**	2.6
Tax on share based remuneration	46	**(0.9)**	(1.9)	**-**	-
Net movement in equity in the year		**308.2**	34.3	**278.5**	46.7
Equity at 30 September 2007		**313.3**	279.0	**189.6**	142.9
Closing equity		**621.5**	313.3	**468.1**	189.6

NOTES TO THE ACCOUNTS

For the year ended 30 September 2008

1. GENERAL INFORMATION

The Paragon Group of Companies PLC is a company domiciled in the United Kingdom and incorporated in England and Wales under the Companies Act 1985. The address of the registered office is given on page 49. The nature of the Group's operations and its principal activities are set out in the Directors' Report on pages 16 to 21.

These financial statements are presented in pounds sterling which is the currency of the economic environment in which the Group operates.

2. ADOPTION OF NEW AND REVISED REPORTING STANDARDS

In presenting these financial statements the Group has adopted International Financial Reporting Standard 7 - 'Financial Instruments: Disclosures', and the related amendment to International Accounting Standard 1 – 'Presentation of Financial Statements'. The impact of the introduction of these standards has been to vary the disclosures provided in the financial statements, relating to the Group's financial instruments and management of capital.

At the date of authorisation of these financial statements the following International Financial Reporting Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

- IFRS 8 - 'Operating Segments'
- IAS 1 (revised) - 'Presentation of Financial Information'
- IFRIC 10 – 'Interim Financial Reporting and Impairment'
- IFRIC 11 - 'Group and Treasury Share Transactions'
- IFRIC 14 - 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for;

(a) amended disclosures in respect of segmental information when IFRS 8 comes into effect, expected to be for the financial year ending 30 September 2009.

(b) amended presentation of the financial statements when the revision to IAS 1 comes into effect, expected to be for the financial year ending 30 September 2010, if the Standard is endorsed by the European Union.

Other Standards and interpretations in issue but not effective do not address matters relevant to the Group's accounting and reporting.

The provisions of the Companies Act 2006 relating to the preparation of financial statements will apply to the Group with effect from its financial year ending 30 September 2009. The directors do not anticipate that the application of these provisions will have any material impact on the financial statements of the Group.

3. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union.

The particular policies adopted are described below.

(a) Accounting convention
The financial statements have prepared under the historical cost convention, except as required in the valuation of certain financial instruments which are carried at fair value.

(b) Basis of consolidation
The consolidated financial statements deal with the accounts of the Company and its subsidiaries made up to 30 September 2008. Subsidiaries comprise all those entities over which the Group has control. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

In accordance with SIC 12 – 'Consolidation: Special Purpose Entities' companies owned by charitable trusts into which loans originated by Mortgage Trust Limited were sold as part of its securitisation programme, where the Group enjoys the benefits of ownership, are treated as subsidiaries.

Similarly, trusts set up to hold shares in conjunction with the Group's employee share ownership arrangements are also treated as subsidiaries.

(c) Goodwill
Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and reviewed annually to determine whether any impairment has occurred.

Negative goodwill is written off as it arises.

As permitted by IFRS 1, the Group has elected not to apply IFRS 3 - 'Business Combinations' to combinations taking place before its transition date to IFRS (1 October 2004). Therefore any goodwill which was written off to reserves under UK GAAP will not be charged or credited to the profit and loss account on any future disposal of the business to which it relates.

(d) Intangible assets
Intangible assets comprise purchased computer software, which is capitalised where it has a sufficiently enduring nature. This is stated at cost less accumulated amortisation. Amortisation is provided in equal instalments at a rate of 25% per annum.

(e) Leases
Leases are accounted for as operating or finance leases in accordance with IAS 17 – 'Leases'. A finance lease is deemed to be one which transfers substantially all of the risks and rewards of the ownership of the asset concerned. Any other lease is an operating lease.

Rental income and costs under operating leases are credited or charged to the profit and loss account on a straight line basis over the period of the leases.

(f) Contract hire
Motor vehicles acquired in connection with contract hire arrangements are sold to finance houses, who lease them to customers for a pre-determined period. The Group has undertaken to repurchase these vehicles at the end of the lease term.

In accordance with the requirements of IAS 17, the assets are not derecognised on the sale to the finance house and remain as the Group's assets and the consideration received is spread over the customer's lease term.

(g) Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation. Cost for property held under a sale and leaseback transaction represents the sale value.

Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the term of the lease
Computer hardware	25% per annum
Furniture, fixtures and office equipment	15% per annum
Company motor vehicles	25% per annum
Motor vehicles subject to contract hire arrangements	over the term of the lease

(h) Associates
The Group's interest in associated undertakings is valued at the Group's share of the net assets of the associate, as required by IAS 28 – 'Investments in Associates'. The interest of the Group in the profit after tax of the associate is recognised in the income statement.

The Company's interest in the shares of associated undertakings is valued at cost less provision for impairment. Dividends received from the associate by the Company are included in income when they become receivable.

(i) Investments

The Company's investments in subsidiary undertakings are valued at cost less provision for impairment.

(j) Loans to customers
Loans to customers are considered to be 'loans and receivables' as defined by IAS 39 – 'Financial Instruments: Recognition and Measurement'. They are therefore accounted for on the amortised cost basis.

Such loans are valued at inception at the initial advance amount, which is the fair value at that time, inclusive of procuration fees paid to brokers or other business providers and less initial fees paid by the customer. Thereafter they are valued at this amount less the cumulative amortisation calculated using the Effective Interest Rate ('EIR') method. The loan balances are then reduced where necessary by a provision for balances which are considered to be impaired.

The EIR method spreads the expected net income arising from a loan over its expected life. The EIR is that rate of interest which, at inception, exactly discounts the future cash payments and receipts arising from the loan to the initial carrying amount.

The Group's policy is to hedge against any exposure to fixed rate loan assets.

(k) Finance lease receivables
Finance lease receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued, unamortised commissions and provision for doubtful debts.

Income from finance lease contracts is accounted for on the actuarial basis.

(l) Impairment of loans and receivables
Loans and receivables are reviewed for indications of possible impairment throughout the year and at each balance sheet date, in accordance with IAS 39. Where loans exhibit objective evidence of impairment, the carrying value of the loans is reduced to the net present value of their expected future cash flows, including the value of the potential realisation of any security, discounted at the original EIR. Loans are assessed collectively, grouped by risk characteristics and account is taken of any impairment arising due to events which are believed to have taken place but have not been specifically identified at the balance sheet date.

For financial accounting purposes provisions for impairments of loans to customers are held in an allowance account. These balances are offset against the gross value of the loan when it is written off on the administration system. After this point a salvage balance may be held in respect of any further recoveries expected on the loan.

(m) Amounts owed by or to group companies
In the accounts of the Company balances owed by or to other group companies are carried at the current amount outstanding less any provision. Where balances owing between group companies fall within the definition of either financial assets or financial liabilities given in IAS 32 – 'Financial Instruments: Presentation' they are classified as 'Loans and Receivables' or 'Other financial liabilities', respectively.

(n) Cash and cash equivalents
Balances shown as cash and cash equivalents in the balance sheet comprise demand deposits and short-term deposits with banks with initial maturities of not more than 90 days.

(o) Own shares
Shares in The Paragon Group of Companies PLC held in treasury or by the trustees of the Group's employee share ownership plans are shown on the balance sheet as a deduction in arriving at total equity. Own shares are stated at cost.

(p) Taxation
The charge for taxation is based on the profit for the period and takes into account taxation deferred because of temporary differences. Temporary differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements.

Tax relating to items taken directly to equity is also taken directly to equity.

3. ACCOUNTING POLICIES (continued)

(q) Borrowings

Borrowings are carried in the balance sheet on the amortised cost basis. The initial value recognised includes the principal amount received less any discount on issue or costs of issuance.

Interest and all other costs of the funding are expensed to the income statement as interest payable over the term of the borrowing on an Effective Interest Rate basis.

(r) Finance lease payables

Balances due on the lease arising from the sale and leaseback of a Group property are recognised in creditors at the total amount payable less interest not yet accrued. Interest is accrued on the actuarial basis.

The profit which arose on the sale and leaseback transaction is held within deferred income and is being credited to profit over the lease term on a straight line basis.

(s) Derivative financial instruments

Derivative instruments utilised by the Group comprise currency swap, interest rate swap and interest rate option agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies.

The Group does not enter into speculative derivative contracts.

All derivatives are carried in the balance sheet at fair value, as assets where the value is positive or as liabilities where the value is negative. Fair value is based on market prices, where a market exists. If there is no active market, fair value is calculated using present value models which incorporate assumptions based on market conditions and are consistent with accepted economic methodologies for pricing financial instruments. Changes in the fair value of derivatives are recognised in the income statement, except where such amounts are permitted to be taken to equity as part of the accounting for a cash flow hedge.

(t) Hedging

For all hedges, the Group documents, at inception, the relationship between the hedging instruments and the hedged items, as well as its risk management strategy and objectives for undertaking the transaction. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the hedging arrangements put in place are considered to be 'highly effective' as defined by IAS 39.

For a fair value hedge, as long as the hedging relationship is deemed 'highly effective' and meets the hedging requirements of IAS 39, any gain or loss on the hedging instrument recognised in income can be offset against the fair value loss or gain arising from the hedged item for the hedged risk. For macro hedges (hedges of interest rate risk for a portfolio of loan assets) this fair value adjustment is disclosed in the balance sheet alongside the hedged item, for other hedges the adjustment is made to the carrying value of the hedged asset or liability. Only the net ineffectiveness of the hedge is charged or credited to income. Where a fair value hedge relationship is terminated, or deemed ineffective, the fair value adjustment is amortised over the remaining term of the underlying item.

Where a derivative is used to hedge the variability of cash flows of an asset or liability, it may be designated as a cash flow hedge so long as this relationship meets the hedging requirements of IAS 39. For such an instrument the effective portion of the change in the fair value of the derivative is taken initially to equity, with the ineffective part taken to profit or loss. The amount taken to equity is released to the income statement at the same time as the hedged item affects the income statement. Where a cash flow hedge relationship is terminated, or deemed ineffective, the amount taken to equity will remain there until the hedged transaction is recognised, or is no longer highly probable.

(u) Deferred taxation

Deferred taxation is provided in full on temporary differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Deferred tax assets are recognised to the extent that it is regarded as probable that they will be recovered. As required by IAS 12 – 'Income Taxes', deferred tax assets and liabilities are not discounted to take account of the expected timing of realisation.

(v) Retirement benefit obligations
The expected cost of providing pensions within the funded defined benefit scheme, determined on the basis of annual valuations by professionally qualified actuaries using the projected unit method, is charged to the income statement. Actuarial gains and losses are recognised in full in the period in which they occur and do not form part of the result for the period, being recognised in the Statement of Recognised Income and Expenditure.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets at the balance sheet date.

Both the return on investment expected in the period and the expected financing cost of the liability, as estimated at the beginning of the period are recognised in the result for the period. Any variances against these estimates in the year form part of the actuarial gain or loss.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the income statement for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

(w) Provisions
Provisions are recognised where there is a present obligation as a result of a past event, it is probable that this obligation will result in an outflow of resources and this outflow can be reliably quantified. Provisions are discounted where this effect is material.

(x) Fee and commission income
Other income includes administration fees charged to borrowers, which are credited when the related service is performed, and commissions receivable on the sale of insurances, which are taken to profit at the point at which the Group becomes unconditionally entitled to the income.

(y) Share based payments
In accordance with IFRS 2 - 'Share based payments', the fair value at the date of grant of awards to be made in respect of options and shares granted under the terms of the Group's various share based employee incentive arrangements is charged to the profit and loss account over the period between the date of grant and the vesting date.

As permitted by IFRS 1, only those options and awards granted after 7 November 2002 and not vested at 1 January 2005 have been restated on transition to IFRS.

National Insurance on share based payments is accrued over the vesting period, based on the share price at the balance sheet date.

(z) Dividends
In accordance with IAS 10 - 'Events after the balance sheet date', dividends payable on ordinary shares are recognised in equity once they are appropriately authorised and are no longer at the discretion of the Company. Dividends declared after the balance sheet date, but before the authorisation of the financial statements remain within shareholders' funds.

(aa) Foreign currency
Foreign currency transactions, assets and liabilities are accounted for in accordance with IAS 21 - 'The Effects of Changes in Foreign Exchange Rates'. The functional currency of the Group is the pound sterling. Transactions which are not denominated in sterling are translated into sterling at the spot rate of exchange on the date of transaction. Monetary assets and liabilities which are not denominated in sterling are translated at the closing rate on the balance sheet date.

Gains and losses on retranslation are included in interest payable or interest receivable depending on whether the underlying instrument is an asset or a liability, except where deferred in equity in accordance with the cash flow hedging provisions of IAS 39.

(bb) Segmental reporting
Costs attributed to each segment represent the direct costs incurred by the segment operations and an allocation of the costs of areas of the business which serve all segments. Such allocations are weighted by the value of loan assets in each segment, adjusted for the relative effort involved in the administration of each asset class.

4. CRITICAL ACCOUNTING ESTIMATES

Certain of the balances reported in the financial statements are based wholly or in part on estimates or assumptions made by the directors. There is, therefore, a potential risk that they may be subject to change in future periods. The most significant of these are:

(a) Impairment losses on loans to customers

Impairment losses on loans are calculated based on statistical models. The key assumptions revolve around estimates of future cash flows from customer's accounts, their timing and, for secured accounts, the expected proceeds from the realisation of the property. These key assumptions are based on observed data from historical patterns and are updated regularly based on new data as it becomes available.

In addition the directors consider how appropriate past trends and patterns might be in the current economic situation and make any adjustments they believe are necessary to reflect the current conditions.

The accuracy of the impairment calculations would therefore be affected by unexpected changes to the economic situation, variances between the models used and the actual results, or assumptions which differ from the actual outcomes. In particular, if the impact of economic factors such as employment levels on customers is worse than is implicit in the model then the number of accounts requiring provision might be greater than suggested by the model, while falls in house prices, over and above any assumed by the model might increase the provision required in respect of accounts currently provided.

(b) Effective interest rates

In order to determine the effective interest rate applicable to loans an estimate must be made of the expected life of each loan and hence the cash flows relating thereto. These estimates are based on historical data and reviewed regularly. The accuracy of the effective interest rate applied would therefore be compromised by any differences between actual borrower behaviour and that predicted.

(c) Fair values

Where financial assets and liabilities are carried at fair value, in the majority of cases this can be derived by reference to quoted market prices. Where such a quoted price is not available the valuation is based on cash flow models based, where possible, on independently sourced parameters. The accuracy of the calculation would therefore be affected by unexpected market movements or other variances in the operation of the models or the assumptions used.

(d) Retirement benefits

The present value of the retirement benefit obligation is derived from an actuarial calculation which rests on a number of assumptions. These are listed in note 52. Where actual conditions differ from those assumed the ultimate value of the obligation would be different.

5. CAPITAL MANAGEMENT

The Group's objectives in managing capital are:

- To safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns to shareholders and benefits for other stakeholders; and
- To provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk, availability and cost. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets, having particular regard to the relative costs and availability of debt and equity finance at any given time. In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, issue or redeem other capital instruments, such as corporate bonds, or sell assets to reduce debt. The Group is not subject to any externally imposed capital requirements.

The Board of Directors regularly review the proportion of working capital represented by debt and equity. Net debt is calculated as total debt, other than securitised and warehouse debt, valued at principal value, less free cash. Adjusted equity comprises all components of equity (i.e. share capital, share premium, minority interest, retained earnings, and revaluation surplus) other than amounts recognised in equity relating to cash flow hedges.

The debt and equity amounts at 30 September 2008 and at 30 September 2007 were as follows:

	2008 £m	2007 £m
Debt		
Paragon Finance bank facility	-	280.0
Corporate bond	**120.0**	120.0
Bank overdraft	**0.1**	0.5
Less: Free cash	**(73.2)**	(50.4)
Net debt	**46.9**	350.1
Total equity	**621.5**	313.3
Less: cash flow hedging reserve	**0.1**	2.4
Adjusted capital	**621.6**	315.7
Total working capital	**668.5**	665.8
Debt	**7.0%**	52.6%
Equity	**93.0%**	47.4%
Total working capital	**100.0%**	100.0%

The increased proportion of working capital represented by equity during 2008 resulted primarily from the operation of the policy described above.

6. FINANCIAL RISK MANAGEMENT

The principal risks arising from the Group's normal business activities are credit risk, liquidity risk, interest rate risk and currency risk. The Board operates through the Asset and Liability Committee to review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year and since the year end. The position disclosed below is materially similar to that existing throughout the year.

Use of derivative financial instruments

The Group uses derivative financial instruments for risk management purposes. Such instruments are used only to limit the exposure of the Group to movements in market interest or exchange rates, as described above.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken, and hence all of the Group's derivative financial instruments are for commercial hedging purposes only. These are used to protect the Group from exposures principally arising from fixed rate lending or borrowing and borrowings denominated in foreign currencies. Hedge accounting is applied where appropriate, though it should be noted that some derivatives, while forming part of an economic hedge relationship, do not qualify for this accounting treatment under the IAS 39 rules, while in other cases hedge accounting has not been adopted either because natural accounting offsets are expected or because complying with the IAS 39 hedge accounting rules would be especially onerous.

The Group has designated a number of derivatives as fair value hedges for accounting purposes. In particular this treatment is used for:

(a) hedging the interest rate risk of groups of fixed rate prepayable loan assets with interest rate derivatives on a portfolio basis. The Group believes this solution is the most appropriate as it is consistent with the economic hedging approach taken by the Group to these assets.

(b) hedging the interest rate risk of fixed rate corporate bond borrowings with a designated fixed to floating interest rate swap, which was taken out for this specific purpose.

The Group has also designated cash flow hedging relationships, principally arising from currency borrowings, where a specified foreign exchange basis swap, set up as part of the terms of the borrowing is used.

The only derivative financial instrument held by the Company is the swap related to the fixed rate corporate bond borrowing described above.

Credit risk

The Group's business objectives rely on maintaining a high-quality customer base and place strong emphasis on good credit management, both at the time of acquiring or underwriting a new loan, where strict lending criteria are applied, and in the collections process.

Primary responsibility for credit risk management across the Group lies with the Credit Committee. The Credit Committee is made up of four senior members of staff, headed by the Finance Director. Its key responsibilities include setting and reviewing credit policy, controlling applicant quality, tracking account performance against targets, agreeing product criteria and lending guidelines and monitoring performance and trends.

The assets of the Group and the Company which are subject to credit risk are set out opposite:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Loans to customers (note 31)	**10,053.2**	11,034.9	**-**	-
Loans to associates (note 34)	**15.5**	15.4	**15.5**	15.4
Derivative financial assets (note 35)	**590.9**	92.0	**-**	-
Amounts owed by Group companies (note 37)	**-**	-	**101.4**	85.3
Amounts owed by associates (note 37)	**0.5**	0.3	**0.5**	0.3
Accrued interest (note 37)	**2.8**	2.8	**0.1**	-
Cash (note 38)	**826.3**	927.7	**64.8**	-
Maximum exposure to credit risk	**11,489.2**	12,073.1	**182.3**	101.0

The Group's credit risk is primarily attributable to its loans to customers and associates.

While this maximum exposure represents the potential loss which might have to be accounted for by the Group, the terms on which the Group's loan assets are funded, described under Liquidity Risk below, limit the amount of principal repayments on the Group's securitised and warehouse borrowings in cases of capital losses on assets, significantly reducing the effective shareholder value at risk.

The Group's loan assets at 30 September 2008 are analysed as follows:

	2008	**2008**	2007	2007
	£m	**%**	£m	%
Buy-to-let mortgages	**9,196.9**	**91.5%**	10,031.3	90.9%
Owner-occupied mortgages	**221.8**	**2.2%**	293.8	2.7%
Total first mortgages	**9,418.7**	**93.7%**	10,325.1	93.6%
Secured loans	**487.4**	**4.8%**	448.9	4.0%
Loans secured on property	**9,906.1**	**98.5%**	10,774.0	97.6%
Car loans	**86.8**	**0.9%**	142.2	1.3%
Retail finance loans	**25.6**	**0.3%**	61.8	0.6%
Other loans	**34.7**	**0.3%**	56.9	0.5%
Total loans to customers	**10,053.2**	**100.0%**	11,034.9	100.0%

There are no significant concentrations of credit risk due to the large number of customers included in the portfolios.

6. FINANCIAL RISK MANAGEMENT (continued)

Credit risk (continued)

The Group's underwriting philosophy is based on a combination of sophisticated individual credit assessment and the automated efficiencies of a scored decision making process. Information on each applicant is combined with data taken from a credit reference bureau to provide a complete credit picture of the applicant and the borrowing requested. Key information is validated through a combination of documentation and statistical data which collectively provides evidence of the applicant's ability and willingness to pay the amount contracted under the loan agreement.

First mortgages and secured loans are secured by charges over residential properties in England and Wales, or similar Scottish or Northern Irish securities. Car loans are effectively secured by the financed vehicle.

Despite this security, in assessing credit risk, an applicant's ability and propensity to repay the loan remain the principal factors in the decision to lend.

In order to control credit risk relating to counterparties to the Group's derivative financial instruments and cash deposits, the Asset and Liability Committee determines which counterparties the Group will deal with, establishes limits for each counterparty and monitors compliance with those limits. Such counterparties are typically highly rated banks and, for all cash deposits and derivative positions held within the Group's securitisation structures, must comply with criteria set out in the financing arrangements.

The Group's cash balances are held in sterling at London banks in current accounts and as fixed term deposits. Credit risk on these balances, and the interest accrued thereon, is considered to be immaterial. Further information on the Group's associated undertaking is given in note 27.

An analysis of the indexed loan to value ratio for those loan accounts secured on property by value at 30 September 2008 is set out below.

	2008 First Mortgages %	**2008 Secured Loans %**	2007 First Mortgages %	2007 Secured Loans %
Loan to value ratio				
Less than 70%	**19.3**	**22.5**	40.9	34.3
70% to 80%	**17.3**	**13.7**	39.1	17.4
80% to 90%	**32.5**	**16.9**	19.3	17.2
90% to 100%	**25.2**	**15.7**	0.6	14.9
Over 100%	**5.7**	**31.2**	0.1	16.2
	100.0	**100.0**	100.0	100.0
Average loan to value ratio	**80.7**	**89.5**	68.8	79.1

The number of accounts in arrears by asset class, based on the most commonly quoted definition of arrears for the type of asset, at 30 September 2008 and 30 September 2007, compared to the most recent available industry averages published by the Council of Mortgage Lenders ('CML') and the Finance and Leasing Association ('FLA'), was:

		2008 %	2007 %
First mortgages			
Buy-to-Let accounts more than 3 months in arrears		**0.53**	0.18
Owner-Occupied accounts more than 3 months in arrears		**3.53**	3.63
CML data at 30 September 2008	Buy-to-Let	**1.71**	0.66
	All mortgages	**1.44**	-
CML data at 30 June 2007	All mortgages	**-**	1.02
Secured loans			
Accounts more than 2 months in arrears		**4.61**	5.00
FLA data for secured loans at 31 August 2008		**11.80**	8.20
Car loans			
Accounts more than 2 months in arrears		**2.17**	1.55
FLA data for all personal loans at 31 August 2008		**4.20**	-
FLA data for car loans at 31 August 2007		**-**	4.70
Retail finance loans			
Accounts more than 2 months in arrears		**5.72**	2.89
Other loans			
Accounts more than 2 months in arrears		**67.61**	66.57

No published industry data for asset classes comparable to the Group's retail finance and other books has been identified. The FLA discontinued their car finance arrears index in the year. No CML data for 'all mortgages' at 30 September 2007 is available.

The number of accounts in arrears will be higher for closed books such as the owner occupied mortgage book and the car finance, retail finance and unsecured loan books than for comparable active ones, as performing accounts pay off their balances.

The payment status of the current balances of the Group's loan assets, at 30 September 2008 and at 30 September 2007 split between those accounts considered as performing and those included in the population for impairment testing, is shown below.

FIRST MORTGAGES

	2008 £m	2007 £m
Not past due	**8,758.1**	9,809.1
Arrears less than 3 months	**401.3**	364.0
Performing accounts	**9,159.4**	10,173.1
Arrears 3 to 6 months	**41.1**	14.7
Arrears 6 to 12 months	**24.8**	16.0
Arrears over 12 months	**41.6**	32.5
Possessions	**2.7**	2.7
Impairment population	**110.2**	65.9
	9,269.6	10,239.0

6. FINANCIAL RISK MANAGEMENT (continued)

Credit risk (continued)

CONSUMER FINANCE

	Secured loans	Car loans	Retail finance loans	Total
	£m	£m	£m	£m
30 September 2008				
Not past due	**396.9**	**75.5**	**17.7**	**490.1**
Arrears less than 2 months	**37.0**	**3.1**	**0.2**	**40.3**
Performing accounts	**433.9**	**78.6**	**17.9**	**530.4**
Arrears 2 to 6 months	**18.6**	**1.7**	**0.4**	**20.7**
Arrears 6 to 9 months	**4.5**	**0.3**	**0.2**	**5.0**
Arrears 9 to 12 months	**3.8**	**0.1**	**0.3**	**4.2**
Arrears over 12 months	**5.6**	**0.4**	**2.1**	**8.1**
Impairment population	**32.5**	**2.5**	**3.0**	**38.0**
	466.4	**81.1**	**20.9**	**568.4**
30 September 2007				
Not past due	364.3	127.6	44.3	536.2
Arrears less than 2 months	35.6	3.1	0.3	39.0
Performing accounts	399.9	130.7	44.6	575.2
Arrears 2 to 6 months	14.6	1.3	0.4	16.3
Arrears 6 to 9 months	5.8	0.4	0.2	6.4
Arrears 9 to 12 months	3.8	0.3	0.2	4.3
Arrears over 12 months	3.5	0.6	1.7	5.8
Impairment population	27.7	2.6	2.5	32.8
	427.6	133.3	47.1	603.0

OTHER LOANS

	2008	2007
	£m	£m
Not past due	**17.1**	30.6
Arrears less than 1 month	**0.4**	1.0
Performing accounts	**17.5**	31.6
Arrears 1 to 3 months	**0.5**	1.0
Arrears 3 to 6 months	**0.8**	1.3
Arrears 6 to 12 months	**1.8**	3.3
Arrears over 12 months	**63.2**	204.9
Impairment population	**66.3**	210.5
	83.8	242.1

Liquidity risk

The Group uses securitisation to mitigate its exposure to liquidity risk, ensuring, as far as possible, that the maturities of assets and liabilities are matched.

The Group's loan assets are principally financed by asset backed loan notes ('Notes') issued through the securitisation process. In a securitisation deal a Group company, referred to as a Special Purpose Vehicle ('SPV') will issue Notes secured on a pool of mortgage or other loan assets owned by the SPV. The Notes have a maturity date later than the final repayment date for any asset in the pool, typically over thirty years from the issue date. The noteholders are entitled to receive repayment of the Note principal out of principal funds generated by the loan assets from time to time, but their right to the repayment of principal is limited to the cash available in the SPV. There is no requirement for any Group company other than the issuing SPV to make principal payments in respect of the Notes. This has the effect of matching the maturities of the assets and the related funding, substantially reducing the Group's exposure to liquidity risk. Details of Notes in issue are given in note 50 and the assets backing the Notes are shown in notes 29 and 30.

The Group provides additional funding to the SPV at inception, subordinated to the external funding, which means that the credit risk on the pool assets is retained within the Group. The Group also receives the residual income generated by the assets. These factors mean that the risks and rewards of ownership of the assets remain with the Group, and hence the loans remain on the Group's balance sheet.

Cash received in each SPV is held until the next interest payment date, after which the remaining balances become available to the Group. Cash balances are also held within each SPV to provide credit enhancement for the particular securitisation, allowing principal payments to be made even if loans default. These cash balances are included within the restricted cash balances disclosed in note 38.

New loan originations made before 29 February 2008 were held within the revolving 'warehouse' facility provided to Paragon Second Funding Limited, from the point of origination until their inclusion in a securitisation deal. This warehouse functioned in a similar way to an SPV, except that funds were drawn down as advances were made and repaid when loans were securitised. On 29 February 2008 the warehouse ceased to be available for new drawings, although assets held within it at that time continued to be funded. Repayment of the principal on these assets is not required unless amounts are realised from them. The final repayment date of the facility is later than the final due date of the assets it is used to fund. As with the SPVs, the Group provides funding to this company and restricted cash balances are held within it. Further details of the warehouse facility are given in note 50 and details of the loan assets within the warehouse are given in notes 29 and 30.

Since 29 February 2008 the only advances made by the Group have been Consumer Loans and further advances on existing mortgage accounts, which are funded using the existing drawings in the SPV companies.

The securitisation process and the terms of the warehouse facility effectively limit liquidity risk from the funding of the Group's loan assets. It remains to ensure that sufficient funding is available to fund the Group's participation in the SPVs, provide capital support for new loans and working capital for the Group. This responsibility rests with the Asset and Liability Committee which sets the Group's liquidity policy and uses detailed cash flow projections to ensure that an adequate level of liquidity is available at all times.

The final repayment date for all of the securitisation and warehouse borrowings is more than five years from the balance sheet date, the earliest falling due in 2033 and the latest in 2050. The equivalent sterling principal amount outstanding at 30 September 2008 under these arrangements, allowing for the effect of the cross currency basis swaps, described under currency risk below, which are net settled with the loan payments, was £10,090.8m (2007: £11,200.7m). The total sterling amount payable under these arrangements, were these principal amounts to remain outstanding until the final repayment date would be £24,917.2m (2007: £29,356.9m). As the principal will, as discussed above, reduce as customers repay or redeem their accounts, the cash flow will in practice be far less than this amount.

6. FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk (continued)

The total undiscounted amounts, inclusive of estimated interest, which would be payable in respect of the Group's other borrowings, should those balances remain outstanding until the contracted repayment date, together with amounts payable in respect of the 'other accruals' shown in note 55 are shown below:

	Bank loans £m	Corporate bond £m	Other accruals £m	Total £m
30 September 2008				
Payable in less than one year	-	**8.4**	**9.0**	**17.4**
Payable in one to two years	-	**8.4**	**1.9**	**10.3**
Payable in two to five years	-	**25.2**	**0.6**	**25.8**
Payable in over five years	-	**153.7**	-	**153.7**
	-	**195.7**	**11.5**	**207.2**
30 September 2007				
Payable in less than one year	288.4	8.4	12.7	309.5
Payable in one to two years	-	8.4	2.2	10.6
Payable in two to five years	-	25.2	1.9	27.1
Payable in over five years	-	162.1	-	162.1
	288.4	204.1	16.8	509.3

The cash flows described above will include those for interest on borrowings accrued at 30 September 2008 disclosed in note 55.

The cash flows which are expected to arise from derivative contracts in place at the year end, estimating future floating rate payments and receipts on the basis of the yield curve at the balance sheet date are as follows:

	2008 Total cash outflow / (inflow) £m	2007 Total cash outflow / (inflow) £m
On derivative liabilities		
Payable in less than one year	**(0.5)**	1.2
Payable in one to two years	**9.8**	11.3
Payable in two to five years	**9.9**	10.0
Payable in over five years	**82.3**	100.8
	101.5	123.3
On derivative assets		
Payable in less than one year	**(20.4)**	(34.4)
Payable in one to two years	**(0.6)**	(5.5)
Payable in two to five years	**(6.8)**	(8.3)
Payable in over five years	**(79.6)**	(97.4)
	(107.4)	(145.6)
	(5.9)	(22.3)

Interest rate risk

The Group manages interest rate risk, the risk that margins will be adversely affected by movements in market interest rates, by maintaining floating rate liabilities and matching these with floating rate assets, hedging fixed rate assets and liabilities by the use of interest rate swap or cap agreements.

The rates of interest payable on the loan facilities and on asset backed loan notes issued in the securitisation process are reset quarterly on the basis of LIBOR. Where asset backed loan notes are issued in foreign currencies, cross-currency basis swaps are put in place converting the reference interest rate to a Sterling LIBOR basis.

The Group's assets predominantly bear LIBOR linked interest rates or are hedged fixed rate assets. The interest rates charged on the Group's variable rate loan assets are determined by reference to, inter alia, the Group's funding costs and the rates being charged on similar products in the market. Generally this ensures the matching of changes in interest rates on the Group's loan assets and borrowings and any exposure arising on the interest rate resets is relatively short term. Forward rate agreements may be used to hedge against any perceived risk of temporary increases in LIBOR rates at month ends.

The fixed rate corporate bond is hedged by use of a long-term interest rate swap agreement, of notional principal equal to the principal amount of the bond. This swap is in place until the optional repayment date in 2012 and converts the interest payable to a LIBOR-linked floating rate basis.

The Group has entered into various interest rate basis swap arrangements to alter the effective basis of interest payments on certain borrowings to match the underlying assets, though due to their nature and the low notional value of these swaps, they do not have a significant impact on the Group's results.

The Asset and Liability Committee monitors the interest rate risk exposure on the Group's loan assets and asset backed loan notes and ensures compliance with the requirements of the trustees in respect of the Group's securitisations.

To assess the Group's exposure to interest rate movements the notional impact of a 1% change in UK interest rates on the equity of the Group at 30 September 2008, and the notional annualised impact of such a change on the operating profit of the Group, based on the year end balance sheet have been calculated.

On this basis a 1% increase in UK interest rates would reduce the Group's equity at 30 September 2008 by £5.2m (2007: £7.1m) and increase profit before tax by £3.1m (2007: reduce profit before tax by £5.3m).

This calculation allows only for the direct effects of any change in UK interest rates. In practice such a change might have wider economic consequences which would themselves potentially effect the Group's business and results.

Although certain of the Group's borrowings have interest rates dependant on US Dollar and Euro LIBOR rates, the effect of the cross currency basis swaps is such that the Group's results have no material exposure to movements in these rates. The effects of independent 1% increases in US or Euro interest rates would be to increase the Group's equity by £1.5m (2007: £1.7m) and £2.6m (2007: £2.8m) respectively.

The only interest rate risk in the Company arises from the corporate bond described above which is a fixed rate instrument, until its maturity in 2017, which is fully hedged. Loans to associates and inter company assets and liabilities bear interest at floating rates based on LIBOR which reset within three months of the balance sheet date. The finance lease bears notional interest only; all other balances are non-interest bearing.

6. FINANCIAL RISK MANAGEMENT (continued)

Currency risk

All of the Group's assets and liabilities are denominated in sterling with the exception of the asset backed loan notes denominated in US dollars and euros, which are described in note 50. Although IAS 39 requires that they be accounted for as currency liabilities and valued at their spot rates, it was a condition of the issue of these notes that interest rate and currency swaps were put in place for the duration of the borrowing, having the effect of converting the liability to a LIBOR linked floating rate sterling borrowing. As a result the Group has no material exposure to foreign currency risk, and no sensitivity analysis is presented for currency risk.

The equivalent sterling principal amounts of notes in issue under these arrangements, and their carrying values at 30 September 2008 and 30 September 2007 are:

	2008 Equivalent Sterling Principle £m	**2008 Carrying value £m**	2007 Equivalent Sterling Principle £m	2007 Carrying value £m
US dollar notes	**3,587.3**	**3,794.8**	4,551.0	4,177.5
Euro notes	**2,362.3**	**2,751.5**	2,699.3	2,773.5
	5,949.6	**6,546.3**	7,250.3	6,951.0

Fair values of financial assets and financial liabilities

Fair values have been determined for all derivatives, listed securities and any other financial assets and liabilities for which an active and liquid market exists. The fair values of cash and cash equivalents, bank loans and overdrafts and asset backed loan notes are not materially different from their book values because all the assets mature within three months of the year end and the interest rates charged on financial liabilities reset on a quarterly basis.

Derivative financial instruments are stated at their fair values. The fair values of the interest rate swaps and caps have been determined by reference to prices available from the markets on which these instruments are traded.

In the absence of a liquid market in loan assets the directors have considered the estimated cash flows expected to arise from the Group's investments in its loans to customers and have concluded that the carrying value of these assets, determined on the amortised cost basis, is not significantly different from the fair value of the assets derived on a discounted cash flow basis.

7. SEGMENTAL INFORMATION

For management purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loans book. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

Financial information about these business segments is shown below.

Year ended 30 September 2008

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	**712.7**	**108.2**	**820.9**
Interest payable	**(627.7)**	**(52.8)**	**(680.5)**
Net interest income	**85.0**	**55.4**	**140.4**
Share of associate result	**(0.5)**	**-**	**(0.5)**
Other operating income	**17.6**	**9.4**	**27.0**
Total operating income	**102.1**	**64.8**	**166.9**
Operating expenses	**(35.2)**	**(10.4)**	**(45.6)**
Provisions for losses	**(10.9)**	**(51.3)**	**(62.2)**
	56.0	**3.1**	**59.1**
Fair value net (losses)	**(5.2)**	**(0.2)**	**(5.4)**
Operating profit	**50.8**	**2.9**	**53.7**
Tax charge			**(16.6)**
Profit after tax			**37.1**

Year ended 30 September 2007

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	629.2	118.3	747.5
Interest payable	(534.6)	(57.1)	(591.7)
Net interest income	94.6	61.2	155.8
Share of associate result	0.2	-	0.2
Other operating income	14.7	14.2	28.9
Total operating income	109.5	75.4	184.9
Operating expenses	(28.1)	(19.6)	(47.7)
Provisions for losses	(3.7)	(46.8)	(50.5)
	77.7	9.0	86.7
Fair value net gains	4.1	0.2	4.3
Operating profit	81.8	9.2	91.0
Tax charge			(28.2)
Profit after tax			62.8

7. SEGMENTAL INFORMATION (continued)

The assets and liabilities attributable to each of the segments at 30 September 2008 and 30 September 2007 were:

	First Mortgages £m	Consumer Finance £m	Total £m
30 September 2008			
Segment assets	**10,580.8**	**928.9**	**11,509.7**
Segment liabilities	**(10,095.4)**	**(792.8)**	**(10,888.2)**
	485.4	**136.1**	**621.5**
30 September 2007			
Segment assets	11,133.9	963.3	12,097.2
Segment liabilities	(10,939.3)	(844.6)	(11,783.9)
	194.6	118.7	313.3

The capital expenditure attributable to each segment during the years ended 30 September 2008 and 30 September 2007 was:

	First Mortgages £m	Consumer Finance £m	Total £m
2008	**0.4**	**1.7**	**2.1**
2007	1.4	5.8	7.2

8. REVENUE

	2008 £m	2007 £m
Interest receivable	**820.9**	747.5
Other income	**27.0**	28.9
Total revenue	**847.9**	776.4
Arising from:		
First Mortgages	**730.3**	643.9
Consumer Finance	**117.6**	132.5
Total revenue	**847.9**	776.4

9. INTEREST RECEIVABLE

	2008 £m	2007 £m
Interest on loans to customers	**762.8**	692.7
Interest on loans to associate	**1.8**	1.2
Other interest receivable	**52.7**	50.8
Total interest on financial assets	**817.3**	744.7
Return on pension scheme assets	**3.6**	2.8
	820.9	747.5

Interest on loans to customers includes £46.8m (2007: £46.4m) charged on accounts where an impairment provision has been made.

10. INTEREST PAYABLE AND SIMILAR CHARGES

	2008 £m	2007 £m
On asset backed loan notes	**558.7**	511.3
On corporate bond	**9.9**	9.2
On bank loans and overdrafts	**105.8**	64.2
Total interest on financial liabilities	**674.4**	584.7
On pension scheme liability	**2.8**	2.3
On finance leases	**1.3**	1.3
Other finance costs	**2.0**	3.4
	680.5	591.7

11. OTHER OPERATING INCOME

	2008 £m	2007 £m
Loan account fee income	**17.2**	15.6
Insurance income	**7.4**	9.2
Other income	**2.4**	4.1
	27.0	28.9

12. UNDERLYING OPERATING EXPENSES

	2008 £m	2007 £m
Underlying employment costs (note 14)	**22.9**	29.3
Underlying auditor remuneration (note 17)	**0.8**	0.8
Amortisation of intangible assets (note 23)	**0.3**	0.2
Depreciation (note 24)	**4.0**	3.9
Operating lease rentals (note 59)	**3.4**	3.4
Other administrative costs	**6.4**	10.1
	37.8	47.7

13. EXCEPTIONAL OPERATING EXPENSES

Exceptional operating expenses are costs of a one-off nature which do not result from the underlying business activities of the Group and are shown separately from its ongoing expenses. These comprise:

	2008 £m	2008 £m	2007 £m	2007 £m
Standby underwriting fee		**4.1**		-
Exceptional professional costs				
Proposed financing transactions				
Paid to auditors (note 17)	**0.5**		-	
Other	**1.1**		-	
Bid approach	**0.5**		-	
		2.1		-
Redundancy costs				
Redundancy payments (note 14)	**1.4**		-	
Other costs	**0.2**		-	
		1.6		-
		7.8		-
Of which:				
First Mortgages		**6.3**		-
Consumer Finance		**1.5**		-
		7.8		-

The standby underwriting fee was charged in respect of the standby underwriting agreement with UBS entered into on 19 November 2007, whereby the Company had the right to require UBS to underwrite, in full, a rights issue of up to £280.0 million, before 27 February 2008.

Exceptional professional costs relate to services provided in respect of proposed financing transactions in the period which did not proceed and in respect of an approach from a third party leading to a rejected offer for the shares of the Company.

14. EMPLOYEES

The average number of persons (including directors) employed by the Group during the year was 627 (2007: 763). The number of employees at the end of the year was 534 (2007: 768).

Staff costs incurred during the year in respect of these employees were:

	2008 £m	2008 £m	2007 £m	2007 £m
Share based remuneration	**0.6**		2.6	
Other wages and salaries	**21.0**		23.8	
Total wages and salaries		**21.6**		26.4
National Insurance on share based remuneration	**(0.6)**		(1.2)	
Other social security costs	**1.7**		2.0	
Total social security costs		**1.1**		0.8
Defined benefit pension cost	**1.5**		2.0	
Other pension costs	**0.1**		0.1	
Total pension costs		**1.6**		2.1
Total staff costs		**24.3**		29.3
Of which				
Underlying costs (note 12)		**22.9**		29.3
Redundancy costs (note 13)		**1.4**		-
		24.3		29.3

The credits in the year and the preceding period in respect of National Insurance on share based remuneration relate to the partial reversal of accruals made on unvested awards which are now unlikely to vest.

Details of the pension schemes operated by the Group are given in note 52.

The Company has no employees. Details of the directors' remuneration are given in note 15.

15. KEY MANAGEMENT REMUNERATION

The remuneration of the directors, who are the key management personnel of the Group and the Company, is set out below in aggregate in accordance with IAS 24 – 'Related Party Transactions'. Further information about the remuneration of individual directors is provided in the Report of the Board to the Shareholders on Directors' Remuneration on pages 31 to 38.

	2008 **£m**	2007 £m
Short-term employee benefits	**2.3**	2.8
Post-employment benefits	**0.4**	0.5
Termination benefits	**-**	0.1
Share based payment	**(0.4)**	0.7
	2.3	4.1

The credit in respect of share based remuneration relates to the reversal of charges made in respect of share based payment arrangements with non-market based vesting conditions which are not now expected to vest.

The figures shown above for 2007 have been adjusted to include the bonus payments in respect of that year which were accrued during the period, but the payment of which had been deferred to the discretion of the Remuneration Committee, and was approved after the financial statements for the year had been approved. More details of this arrangement are given in the Report of the Board to the Shareholders on Directors' Remuneration on page 31.

16. SHARE BASED REMUNERATION

During the year the Group had various share based payment arrangements with employees. They are accounted for by the Group and the Company as shown below.

The effect of the share based payment arrangements on the Group's profit is shown in note 14.

Further details of share based payment arrangements are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 31 to 38.

(a) Share option schemes

Options under the Executive Share Option ('Executive') schemes have been granted to directors and senior employees from time to time, on the basis of performance and at the discretion of the Remuneration Committee. These options vest so long as the grantee is still employed by the Group at the end of the vesting period and, where applicable, performance criteria have been satisfied. It is not the present intention of the Group that any further awards should be made under the Executive schemes.

The Group also operates an All Employee Share Option ('Sharesave') scheme. Grants under this scheme vest after the completion of the appropriate service period and subject to a savings requirement.

A reconciliation of movements in the number and weighted average exercise price during the year ended 30 September 2008 and the year ended 30 September 2007 is shown below.

	2008 Number	**2008 Weighted average exercise price p**	2007 Number	2007 Weighted average exercise price p
Options outstanding				
10p ordinary shares				
At 1 October 2007	**4,062,440**	**255.78**	4,385,684	246.54
Granted in the year	**-**	**-**	337,004	430.24
Exercised in the year	**-**	**-**	(452,380)	184.95
Lapsed during the year	**(276,744)**	**410.45**	(207,868)	497.78
Share conversion and rights issue	**(3,785,696)**	**244.47**	-	-
At 30 September 2008	**-**	**-**	4,062,440	255.78
Options exercisable	**-**	**-**	2,878,938	213.45
£1 ordinary shares				
At 1 October 2007	**-**	**-**	-	-
Share conversion and rights issue	**2,374,606**	**389.69**	-	-
Granted in the year	**2,808,211**	**63.00**	-	-
Exercised in the year	**-**	**-**	-	-
Lapsed during the year	**(342,559)**	**454.79**	-	-
At 30 September 2008	**4,840,258**	**159.36**	-	-
Options exercisable	**2,047,955**	**373.10**	-	-

No share options were exercised in the year. The weighted average share price at date of exercise for share options exercised during the year ended 30 September 2007 was 585.48p.

The weighted average remaining contractual life of options outstanding at 30 September 2008 was 23.5 months (2007: 5.4 months).

16. SHARE BASED REMUNERATION (continued)

Options are outstanding under the Executive and Sharesave schemes to purchase ordinary shares as follows:

Grant date	Period exercisable	Exercise price 2008	Exercise price 2007	**Ordinary shares of £1 each Number 2008**	Ordinary shares of 10p each Number 2007
Executive Schemes					
31/03/1998	31/03/2001 to 31/03/2008	**-**	218.00p	**-**	279,000
11/01/1999	11/01/2002 to 11/01/2009	**235.13p**	147.50p	**301,104**	480,000
17/02/2000	17/02/2003 to 17/02/2010	**234.33p**	147.00p	**94,095**	150,000
27/11/2001	27/11/2004 to 27/11/2011	**395.34p**	248.00p	**319,923**	510,000
29/07/2002	29/07/2005 to 29/07/2012	**297.30p**	186.50p	**244,647**	390,000
14/03/2003	14/03/2006 to 14/03/2013	**297.30p**	186.50p	**413,110**	658,552
18/12/2003	18/12/2006 to 18/12/2013 †	**540.40p**	339.00p	**225,199**	371,386
01/06/2004	01/06/2007 to 01/06/2014 †	**514.10p**	322.50p	**25,092**	40,000
01/12/2004	01/12/2007 to 01/12/2014 †	**555.34p**	348.38p	**264,672**	434,552
				1,887,842	3,313,490
Sharesave Schemes					
18/06/2003	01/08/2008 to 01/02/2009	**291.78p**	183.04p	**71,372**	123,018
23/06/2005	01/08/2008 to 01/02/2009	**520.89p**	326.76p	**58,741**	140,916
23/06/2005	01/08/2010 to 01/02/2011	**520.89p**	326.76p	**5,196**	95,654
28/07/2006	01/09/2009 to 01/03/2010	**837.73p**	525.52p	**8,883**	48,132
28/07/2006	01/09/2011 to 01/03/2012	**837.73p**	525.52p	**574**	13,227
20/06/2007	01/08/2010 to 01/02/2011	**685.84p**	430.24p	**11,189**	226,937
20/06/2007	01/08/2012 to 01/02/2013	**685.84p**	430.24p	**4,960**	101,066
18/07/2008	01/09/2011 to 01/03/2012	**63.00p**	-	**1,698,776**	-
18/07/2008	01/09/2013 to 01/03/2014	**63.00p**	-	**1,092,725**	-
				2,952,416	748,950
				4,840,258	4,062,440

† The exercise of these options is conditional upon the Company's total shareholder return ('TSR') exceeding the TSR for at least half of a specified group of comparator companies.

The number of share options outstanding and the exercise price under each of the arrangements shown above was adjusted in accordance with the respective scheme rules, following the share consolidation on 29 January 2008 and the rights issue on 21 February 2008, described in note 39.

A number of the above options were granted to former employees whose rights terminate at the later of twelve months following redundancy or forty-two months after the issue of the options.

All grants in the period were made under the Sharesave scheme. The fair value of options granted is determined using a Binomial model. Details of the awards made in the year ended 30 September 2008 and the year ended 30 September 2007 are shown below:

Grant date	**18/07/08**	**18/07/08**	20/06/07	20/06/07
Number of awards granted	**1,715,486†**	**1,092,725†**	235,938*	101,066*
Market price at date of grant	**82.25p**	**82.25p**	535.00p	535.00p
Contractual life (years)	**3.0**	**5.0**	3.0	5.0
Fair value per share at date of grant	**19.83p**	**18.38p**	142.64p	143.53p
Inputs to valuation model				
Expected volatility	**29.03%**	**29.03%**	27.02%	27.02%
Expected life at grant date (years)	**3.42**	**5.41**	3.42	5.39
Risk-free interest rate	**4.97%**	**4.97%**	5.67%	5.67%
Expected dividend yield	**4.86%**	**4.86%**	2.74%	2.74%
Expected annual departures	**5.00%**	**5.00%**	5.00%	5.00%

* 10p ordinary shares

† £1 ordinary shares

For awards granted before 18 July 2008 the expected volatility of the share price used in determining the fair value was based on the annualised standard deviation of daily changes in price over the previous year from the grant date. The expected volatility for awards granted after this date is calculated using the same method but using daily changes in price over the six years preceding the grant date.

16. SHARE BASED REMUNERATION (continued)

(b) Paragon Performance Share Plan

Awards under this plan comprise a right to acquire ordinary shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting, to the extent that the applicable performance criteria have been satisfied, if the holder is still employed by the Group. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2008 and 30 September 2007 were:

Grant date	Period exercisable	**Ordinary shares of £1 each Number 2008**	Ordinary shares of 10p each Number 2007
22/06/2004	22/06/2007 to 22/12/2007 *	-	53,511
02/12/2004	02/12/2007 to 02/06/2008 *	-	295,389
02/06/2005	02/06/2008 to 02/12/2008 *	-	261,178
07/03/2006	07/03/2009 to 07/09/2009 †	**110,008**	177,412
25/05/2006	25/05/2009 to 25/11/2009 †	**56,377**	90,981
25/09/2006	25/09/2009 to 25/03/2010 †	**54,298**	87,606
09/01/2007	09/01/2010 to 09/07/2010 †	**76,551**	123,082
28/03/2007	28/03/2010 to 28/09/2010 †	**56,118**	89,459
14/06/2007	14/06/2010 to 14/12/2010 †	**98,540**	157,086
26/09/2007	26/09/2010 to 26/03/2011 †	**130,534**	208,088
26/11/2007	26/11/2010 to 26/05/2011 †	**383,713**	-
18/03/2008	18/03/2011 to 18/09/2011 §	**860,000**	-
29/09/2008	29/09/2011 to 29/03/2012 ‡	**2,331,830**	-
		4,157,969	1,543,792

* The receipt of these shares was subject to the Company's TSR exceeding the TSR of a relevant proportion of the constituents of the FTSE All Share Banks and General Financial sectors. No part of an award vested for below median performance, 25% vested for median performance and 100% vested for upper quartile performance. Between median and upper quartile performance, awards vested on a straight line basis.

† The receipt of these shares is 50% subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over the vesting period to the performance of a group of designated comparator companies. 35% of each element of the award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance.

§ The receipt of these shares is subject to the Company's TSR exceeding the TSR of a comparator group drawn from the FTSE All Share Banks and General Financial sectors. No part of an award will vest for below median performance, 35% will vest for median performance and 100% will vest for upper quartile performance. Between median and upper quartile performance, awards will vest on a straight line basis.

‡ The receipt of these shares is subject to an absolute TSR performance condition, whereby the increase in the net return index over the performance period, based on a share price that is equivalent on the grant date to 125 pence per share, must at least equal compound annual growth of 10%. 35% of the awards will vest for 10% compound annual growth over the performance period, increasing on a straight line basis to full vesting for compound annual growth of 15%. The performance period is the three year period commencing on the date of grant.

The number of awards outstanding under each of the arrangements shown above was adjusted in accordance with the scheme rules, following the share consolidation on 29 January 2008 and the rights issue on 21 February 2008, described in note 39.

The fair value of awards granted under the Performance Share Plan is determined using a Monte Carlo simulation model, to take account of the effect of the market based condition. Details of the awards made in the year ended 30 September 2008 and the year ended 30 September 2007 are shown below:

Grant date	26/11/07	18/03/08	29/09/08
Number of awards granted	611,690*	860,000†	2,331,830†
Market price at date of grant	130.50p	94.00p	72.00p
Fair value per share at date of grant	37.46p	29.90p	5.28p
Inputs to valuation model			
Expected volatility	54.50%	31.19%	33.58%
Risk-free interest rate	4.26%	3.59%	3.97%
Expected dividend yield	4.00%	8.78%	5.51%

Grant date	09/01/07	28/03/07	14/06/07	26/09/07
Number of awards granted	124,132*	89,459*	157,086*	208,088*
Market price at date of grant	655.00p	576.50p	543.00p	296.50p
Fair value per share at date of grant	456.00p	393.00p	362.00p	192.00p
Inputs to valuation model				
Expected volatility	25.74%	26.60%	26.73%	36.75%
Risk-free interest rate	5.07%	5.18%	5.80%	4.93%
Expected dividend yield	2.56%	2.61%	2.73%	3.11%

* 10p ordinary shares

† £1 ordinary shares

For all of the above grants the contractual life and expected life at grant date is three years and no departures are expected.

For awards granted before 18 July 2008 the expected volatility of the share price used in determining the fair value was based on the annualised standard deviation of daily changes in price over the previous year from the grant date. The expected volatility for awards granted after this date is calculated using the same method but using daily changes in price over the six years preceding the grant date.

16. SHARE BASED REMUNERATION (continued)

(c) Deferred Bonus awards

Awards under this scheme comprise a right to acquire ordinary shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting.

The conditional entitlements outstanding under this scheme at 30 September 2008 and 30 September 2007 were:

Grant date	Transfer date	**Ordinary shares of £1 each Number 2008**	Ordinary shares of 10p each Number 2007
27/02/2005	01/10/2007	**-**	184,962
13/03/2006	01/10/2008	**47,468**	75,671
15/01/2007	01/10/2009	**42,793**	68,217
28/12/2007	01/10/2010	**29,121**	-
		119,382	328,850

The shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

The number of awards outstanding under each of the arrangements shown above was adjusted in accordance with the scheme rules, following the share consolidation on 29 January 2008 and the rights issue on 21 February 2008, described in note 39.

The fair value of Deferred Bonus awards issued in the year was determined using a Black-Scholes Merton model. Details of the awards made in the year ended 30 September 2008 and the year ended 30 September 2007 are shown below:

Grant date	28/12/07	15/01/07
Number of awards granted	46,423*	69,342*
Market price at date of grant	132.00p	631.00p
Fair value per share at date of grant	114.11p	584.44p
Inputs to valuation model		
Risk-free interest rate	4.30%	5.07%
Expected dividend yield	4.85%	2.56%

* 10p ordinary shares

(d) Matching Share Plan

Awards under this plan comprise a right to acquire ordinary shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied, if the holder is still employed by the Group. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2008 and at 30 September 2007 were:

Grant date	Transfer date	**Ordinary shares of £1 each Number 2008**	Ordinary shares of 10p each Number 2007
22/03/2006	22/06/2009 †	**93,875**	149,649
09/01/2007	09/01/2010 †	**84,081**	134,037
02/01/2008	02/01/2011 †	**56,680**	-
		234,636	283,686

† The receipt of these shares is 50% subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over the vesting period to the performance of a group of designated comparator companies. 35% of each element of the award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance.

The number of awards outstanding under each of the arrangements shown above was adjusted in accordance with the scheme rules, following the share consolidation on 29 January 2008 and the rights issue on 21 February 2008, described in note 39.

The fair value of awards granted under the Matching Share Plan is determined using a Monte Carlo simulation model, to take account of the effect of the market based condition. Details of the awards made in the year ended 30 September 2008 and the year ended 30 September 2007 are shown below:

Grant date	02/01/08	09/01/07
Number of awards granted	90,355*	140,785*
Market price at date of grant	132.25p	655.00p
Fair value per share at date of grant	36.88p	456.00p
Inputs to valuation model		
Expected volatility	55.04%	25.74%
Risk-free interest rate	4.19%	5.07%
Expected dividend yield	4.93%	2.56%

* 10p ordinary shares

For all of the above grants the contractual life and expected life at grant date is three years and no departures are expected.

For awards granted before 18 July 2008 the expected volatility of the share price used in determining the fair value was based on the annualised standard deviation of daily changes in price over the previous year from the grant date. The expected volatility for awards granted after this date is calculated using the same method but using daily changes in price over the six years preceding the grant date.

17. AUDITOR REMUNERATION

The analysis of fees payable to the Group's auditors, excluding irrecoverable VAT, required by the Companies (Disclosure of Auditor Remuneration) Regulations 2005 is set out below. This analysis includes amounts charged to the profit and loss account or included within the issue costs of debt and equity in respect of fees paid to the Group auditors and their associates.

	2008 £000	2008	2007 £000	2007
Group audit fee	**191**	**14%**	188	28%
Other services				
Audit of associated undertakings pursuant to legislation				
Subsidiary audit fees	**255**	**19%**	221	33%
Total audit fees	**446**	**33%**	409	61%
Other services pursuant to legislation				
Interim review	**40**	**3%**	40	6%
Other services related to taxation				
Compliance services	**100**	**7%**	151	22%
Advisory services	**82**	**6%**	76	11%
	182	**13%**	227	33%
Services relating to corporate finance transactions				
Rights issue	**251**	**18%**	-	-
Financing	**437**	**32%**	-	-
	688	**50%**	-	-
Other services	**9**	**1%**	-	-
Total fees	**1,365**	**100%**	676	100%
Irrecoverable VAT	**239**		118	
Total cost to the Group	**1,604**		794	
Of which:				
Included in underlying operating expenses (note 12)	**796**		794	
Included in exceptional operating expenses (note 13)	**513**		-	
Deducted from share premium account	**295**		-	
	1,604		794	

In addition to the amounts above, the auditors received fees of £7,000 (2007: £6,000), excluding VAT, in respect of the audit of the Group pension scheme.

18. PROVISIONS FOR LOSSES

	2008 £m	2007 £m
Impairment of financial assets		
First mortgage loans	**10.8**	3.6
Other secured loans	**9.3**	4.7
Finance lease receivables	**3.9**	1.9
Retail finance loans	**0.9**	1.0
Other loans	**37.2**	39.2
On loans to customers	**62.1**	50.4
Other provisions (note 54)	**0.1**	0.1
	62.2	50.5

19. FAIR VALUE NET (LOSSES) / GAINS

	2008 £m	2007 £m
Net (loss) / gain on derivatives designated as fair value hedges	**(15.6)**	13.5
Fair value adjustments from hedge accounting	**10.8**	(10.2)
Ineffectiveness of fair value hedges	**(4.8)**	3.3
Ineffectiveness of cash flow hedges	**-**	-
Net (losses) / gains on other derivatives	**(0.6)**	1.0
	(5.4)	4.3

The fair value net gain represents the accounting volatility on derivative instruments which are matching risk exposure on an economic basis generated by the requirements of IAS 39. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The losses and gains are primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities.

20. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of charge in the year

	2008 £m	2007 £m
Current tax		
UK Corporation Tax on profits of the period	**9.2**	15.2
Adjustment in respect of prior periods	**0.6**	(1.2)
Total current tax	**9.8**	14.0
Deferred tax	**6.8**	14.2
Tax charge on profit on ordinary activities	**16.6**	28.2

(b) Deferred tax charge for the year

The deferred tax charge in the income statement comprises the following temporary differences:

	2008 £m	2007 £m
Accelerated tax depreciation	**0.5**	0.3
Retirement benefit obligations	**1.4**	1.3
Impairment and other provisions	**23.4**	18.3
Utilisation of tax losses	**(17.3)**	(8.8)
Other timing differences	**0.9**	2.3
Deferred tax charge for the year	**8.9**	13.4
Recognition of asset not previously recognised	**(2.1)**	(0.2)
Change in tax rate	**-**	1.0
Deferred tax charge (note 36)	**6.8**	14.2

The United Kingdom Government enacted provisions reducing the standard rate of corporation tax to 28% with effect from 1 April 2008. Therefore the standard rate of corporation tax applicable to the Group is 29% in the year ending 30 September 2008 and will be 28% thereafter. The expected impact of this change on the values at which deferred tax amounts are expected to crystallise was accounted for in the year ended 30 September 2007.

(c) Factors affecting tax charge for the year

The tax assessed for the year is higher than the standard rate of corporation tax in the United Kingdom of 29% (2007: 30%). The differences are explained below:

	2008 £m	2007 £m
Profit on ordinary activities before taxation	**53.7**	91.0
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 29% (2007: 30%)	**15.6**	27.3
Effects of:		
Results of associate	**0.2**	(0.1)
Permanent differences	**0.9**	0.7
Share based payments	**1.0**	-
Recognition of deferred tax asset not previously recognised	**(2.1)**	(0.2)
Change in rate of taxation on deferred tax assets and liabilities	**-**	1.0
Other movements in unprovided deferred taxation	**0.4**	0.7
Prior year charge / (credit)	**0.6**	(1.2)
Tax charge for the year	**16.6**	28.2

21. PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

The Company's profit after tax for the financial year amounted to £1.2m (2007: £72.9m). A separate income statement has not been prepared for the Company under the provisions of Section 230 of the Companies Act 1985.

22. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

		2008	2007 (restated)
Profit for the year (£m)		**37.1**	62.8
Basic weighted average number of ordinary shares ranking for dividend during the year (million)		**207.3**	69.3
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year (million)		**0.5**	2.6
Diluted weighted average number of ordinary shares ranking for dividend during the year (million)		**207.8**	71.9
Earnings per ordinary share	- basic	**17.9p**	90.5p
	- diluted	**17.9p**	87.2p

The amounts shown above in respect of the year ended 30 September 2007 have been retrospectively adjusted for the bonus effect of the rights issue on 21 February 2008 and for the share consolidation on 29 January 2008.

23. INTANGIBLE ASSETS

Intangible assets comprise computer software used in the Group's operations.

	2008 £m	2007 £m
Cost		
At 1 October 2007	**2.0**	1.8
Additions	**0.1**	0.2
Disposals	**-**	-
At 30 September 2008	**2.1**	2.0
Accumulated amortisation		
At 1 October 2007	**1.4**	1.2
Charge for the year	**0.3**	0.2
Disposals	**-**	-
At 30 September 2008	**1.7**	1.4
Net book value		
At 30 September 2008	**0.4**	0.6
At 30 September 2007	**0.6**	0.6

24. PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Leasehold premises £m	Plant and machinery £m	Total £m
Cost			
At 1 October 2006	19.3	16.8	36.1
Additions	-	7.0	7.0
Disposals	-	(3.4)	(3.4)
At 30 September 2007	19.3	20.4	39.7
Additions	0.1	1.9	2.0
Disposals	-	(3.6)	(3.6)
At 30 September 2008	19.4	18.7	38.1
Accumulated depreciation			
At 1 October 2006	7.8	8.1	15.9
Charge for the year	0.9	3.0	3.9
On disposals	-	(2.0)	(2.0)
At 30 September 2007	8.7	9.1	17.8
Charge for the year	1.0	3.0	4.0
On disposals	-	(2.2)	(2.2)
At 30 September 2008	9.7	9.9	19.6
Net book value			
At 30 September 2008	**9.7**	**8.8**	**18.5**
At 30 September 2007	10.6	11.3	21.9
At 30 September 2006	11.5	8.7	20.2

The net book value of leasehold buildings includes £8.7m in respect of assets held under finance leases (2007: £9.6m).

24. PROPERTY, PLANT AND EQUIPMENT (continued)

(b) The Company

	Leasehold premises £m
Cost	
At 1 October 2006, 1 October 2007 and 30 September 2008	16.6
Accumulated depreciation	
At 1 October 2006	6.1
Charge for the year	0.9
At 30 September 2007	7.0
Charge for the year	0.9
At 30 September 2008	7.9
Net book value	
At 30 September 2008	**8.7**
At 30 September 2007	9.6
At 30 September 2006	10.5

The net book value of leasehold buildings represents assets held under finance leases.

25. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

	Shares in Group companies £m	Loans to Group companies £m	Loans to ESOP Trusts £m	Total £m
At 1 October 2006	201.2	177.8	15.4	394.4
Loans advanced	-	265.3	3.4	268.7
Loans repaid	-	(218.5)	-	(218.5)
Investment in shares	-	-	-	-
Provision movements	53.2	-	(2.2)	51.0
At 1 October 2007	254.4	224.6	16.6	495.6
Loans advanced	-	361.0	1.0	362.0
Loans repaid	-	(56.7)	-	(56.7)
Investment in shares	-	-	-	-
Provision movements	(2.3)	(2.4)	(14.2)	(18.9)
At 30 September 2008	**252.1**	**526.5**	**3.4**	**782.0**

During the year ended 30 September 2008 the Company received £16.5m in dividend income from its subsidiaries (2007: £31.3m) and £40.3m of interest on loans to Group companies (2007: £13.7m).

The principal operating subsidiaries, and the nature of the Group's interest in them, are shown in note 26.

26. PRINCIPAL OPERATING SUBSIDIARIES

The financial year end of all of the Group's subsidiary companies is 30 September. They are all registered and operate in England and Wales.

Principal operating subsidiaries where the share capital is held within the Group comprise:

	Holding	Principal Activity
Direct subsidiaries of The Paragon Group of Companies PLC		
Paragon Finance PLC	100%	Residential mortgages and asset administration
Mortgage Trust Limited	100%	Residential mortgages
Paragon Mortgages Limited	100%	Residential mortgages
Paragon Vehicle Contracts Limited	100%	Vehicle fleet management
Paragon Car Finance Limited	100%	Vehicle finance
Paragon Personal Finance Limited	100%	Unsecured lending
Moorgate Servicing Limited	100%	Intermediate holding company
Idem Capital Limited	100%	Asset investment
Paragon Mortgages (No. 7) PLC	100%	Residential mortgages
Paragon Mortgages (No. 8) PLC	100%	Residential mortgages
Paragon Mortgages (No. 9) PLC	100% *	Residential mortgages
Paragon Mortgages (No. 10) PLC	100% *	Residential mortgages
Paragon Mortgages (No. 11) PLC	100% *	Residential mortgages
Paragon Mortgages (No. 12) PLC	100% *	Residential mortgages
Paragon Mortgages (No. 13) PLC	100% *	Residential mortgages
Paragon Mortgages (No. 14) PLC	100% *	Residential mortgages
Paragon Mortgages (No. 15) PLC	100% *	Residential mortgages
Paragon Personal and Auto Finance (No. 3) PLC	100%	Loan and vehicle finance
Paragon Secured Finance (No. 1) PLC	100%	Loan finance
First Flexible (No. 7) PLC	100% *	Residential mortgages
Subsidiary of Paragon Mortgages Limited		
Paragon Second Funding Limited	100%	Residential mortgages and loan and vehicle finance
Subsidiaries of Mortgage Trust Limited		
Mortgage Trust Services plc	100%	Residential mortgages and asset administration
First Flexible No. 6 PLC	74%	Residential mortgages
Subsidiaries of Moorgate Servicing Limited		
Redbrick Survey and Valuation Limited	100%	Surveyors and property consulting
Moorgate Loan Servicing Limited	100%	Asset administration

The holdings shown above are those held by the Group. The shareholdings of the Company are the same as those held by the parent company identified above, except that for the shareholdings marked * the parent company holds only 74% of the share capital, the remainder being held by other group companies.

The issued share capital of all subsidiaries consists of ordinary share capital, except that First Flexible No. 6 PLC has additional preference share capital held by the Group. The minority interest in this company is not material.

In addition, prior to its acquisition by the Group, certain loans originated by Mortgage Trust Limited had been sold to special purpose entity companies, ultimately beneficially owned by charitable trusts, which had raised non-recourse finance to fund these purchases. The Group is considered to control these entities, as defined by SIC-12 'Special Purpose Entities' and hence they are considered to be subsidiaries of the Group.

The principal companies party to these arrangements are First Flexible No. 4 plc and First Flexible No. 5 plc. The principal activity of both of these companies is residential mortgages.

27. INTEREST IN ASSOCIATE

On 25 January 2007 the Group acquired a 33% interest in the equity of The Business Mortgage Company Limited, a mortgage broker. This company operates in the United Kingdom and is registered in England and Wales. The net assets position of the associate and its results for the period from 25 January 2007 to 30 September 2008 are shown below.

	2008 **£m**	2007 £m
Total assets	**16.0**	18.9
Total liabilities	**(16.6)**	(17.8)
Total equity	**(0.6)**	1.1
Revenue	**2.4**	4.1
Costs	**(4.8)**	(3.2)
(Loss) / profit before tax	**(2.4)**	0.9
Taxation	**0.7**	(0.3)
(Loss) / profit after tax	**(1.7)**	0.6

In the year ended 30 September 2008 the associate was charged £1.8m by the Group and the Company in interest (period from 25 January 2007 to 30 September 2007: £1.2m) and received £0.8m in commission income from Group companies (period from 25 January 2007 to 30 September 2007: £1.8m). The Group has provided the associate with certain management services.

(a) The Group

Equity interest in the associate carried in the consolidated balance sheet using the equity method.

	2008 **£m**	2007 £m
At 1 October 2007	**0.5**	-
Additions	**-**	0.3
Share of result of associates	**(0.5)**	0.2
Dividends received	**-**	-
At 30 September 2008	**-**	0.5

(b) The Company

Equity interest in the associate carried in the balance sheet of the Company at cost.

	2008 £m	2007 £m
At 1 October 2007	**0.3**	-
Additions	-	0.3
Provision	**(0.3)**	-
At 30 September 2008	-	0.3

28. FINANCIAL ASSETS

	The Group		The Company	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Loans and receivables (note 29)	**9,966.4**	10,892.7	-	-
Finance lease receivables (note 30)	**86.8**	142.2	-	-
Loans to customers (note 31)	**10,053.2**	11,034.9	-	-
Fair value adjustments from portfolio hedging (note 33)	**(12.0)**	(22.8)	-	-
Loans to associate (note 34)	**15.5**	15.4	**15.5**	15.4
Derivative financial assets (note 35)	**590.9**	92.0	-	-
	10,647.6	11,119.5	**15.5**	15.4

29. LOANS AND RECEIVABLES

Loans and receivables at 30 September 2008 and 30 September 2007, which are all denominated and payable in sterling, were:

	2008 £m	2007 £m
First mortgage loans	**9,418.7**	10,325.1
Secured loans	**487.4**	448.9
Retail finance loans	**25.6**	61.8
Other unsecured loans	**34.7**	56.9
	9,966.4	10,892.7

First mortgages are secured on residential property within the United Kingdom; Secured loans enjoy second charges on residential property. Retail finance loans are unsecured. The estimated value of the security held against those loans above which are considered to be impaired or past due, representing the lesser of the outstanding balance and the estimated valuation of the property for each such account was:

	2008 £m	2007 £m
First mortgage loans	**99.0**	60.1
Secured loans	**22.4**	23.1
	121.4	83.2

Mortgage loans have a contractual term of up to thirty years, secured loans up to twenty five years, retail finance loans up to ten years and other unsecured loans up to ten years. In all cases the borrower is entitled to settle the loan at any point and in most cases early settlement does take place. All borrowers are required to make monthly payments, except where an initial deferred period is included in the contractual terms.

Under the terms of certain first mortgage products, the customer has the right to draw down further funds. At 30 September 2008 the Group's commitment in respect of such facilities was £58.2m (2007: £74.0m).

The loans shown on page 96 pledged as collateral for the liabilities described in note 50 at 30 September 2008 and 30 September 2007 were:

	First Mortgages £m	Consumer Finance £m	Total £m
30 September 2008			
In respect of:			
Asset backed loan notes	**7,713.9**	**520.2**	**8,234.1**
Warehouse facilities	**1,676.4**	**-**	**1,676.4**
Total pledged as collateral	**9,390.3**	**520.2**	**9,910.5**
Not pledged as collateral	**28.4**	**27.5**	**55.9**
	9,418.7	**547.7**	**9,966.4**
30 September 2007			
In respect of:			
Asset backed loan notes	9,342.9	515.9	9,858.8
Warehouse facilities	946.0	15.8	961.8
Total pledged as collateral	10,288.9	531.7	10,820.6
Not pledged as collateral	36.2	35.9	72.1
	10,325.1	567.6	10,892.7

30. FINANCE LEASE RECEIVABLES

The Group's finance lease receivables are car finance loans. The average contractual life of such loans is 56 months (2007: 53 months), but it is likely that a significant proportion of customers will choose to settle their obligations early.

	Minimum lease payments		Present value of minimum lease payments	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Amounts receivable under finance leases				
Within one year	**31.7**	43.8	**28.0**	38.0
Within two to five years	**62.2**	114.3	**54.9**	98.7
After five years	**3.0**	4.4	**2.6**	3.8
	96.9	162.5		
Less: future finance income	**(11.4)**	(22.0)		
Present value of lease obligations	**85.5**	140.5	**85.5**	140.5
Allowance for uncollectible amounts	**(2.3)**	(2.3)	**(2.3)**	(2.3)
Provision for recoveries	**3.6**	4.0	**3.6**	4.0
Present value of lease obligations	**86.8**	142.2	**86.8**	142.2

The Group considers that the fair value of its finance lease receivables is not significantly different to their carrying values. Although the Group has the benefit of the underlying vehicle as security on these loans, no account of this is taken in the allowance for uncollectible amounts shown above.

The loans shown above pledged as collateral for liabilities at 30 September 2008 and 30 September 2007 were:

	2008	2007
	£m	£m
In respect of:		
Asset backed loan notes	**83.0**	133.2
Warehouse facilities	**-**	5.0
Total pledged as collateral	**83.0**	138.2
Not pledged as collateral	**3.8**	4.0
	86.8	142.2

31. LOANS TO CUSTOMERS

The movements in the Group's investment in loans to customers in the year ended 30 September 2008 and the year ended 30 September 2007 were:

	2008 **£m**	2007 £m
Cost		
At 1 October 2007	**11,034.9**	8,426.6
Additions	**1,147.4**	4,334.9
Disposals	**(4.3)**	(9.8)
EIR adjustments	**32.5**	39.0
Other debits	**691.2**	680.2
Repayments and redemptions	**(2,848.5)**	(2,436.0)
At 30 September 2008	**10,053.2**	11,034.9

'Other debits' includes primarily interest charged to customers on loans outstanding and impairment movements on these loans.

The fair value of loans to customers is considered to be not materially different to the amortised cost value at which they are disclosed.

32. IMPAIRMENT PROVISIONS ON LOANS TO CUSTOMERS

The following amounts in respect of impairment provisions, net of allowances for recoveries of written off assets, have been deducted from the appropriate assets in the balance sheet.

	First Mortgages £m	Other loans and receivables £m	Finance leases £m	Total £m
At 1 October 2006	(3.9)	233.7	(0.7)	229.1
Portfolios sold	6.5	(51.0)	-	(44.5)
Charge for the year (note 18)	3.6	44.9	1.9	50.4
Amounts written off	0.4	(42.9)	(2.3)	(44.8)
Amounts recovered	(0.5)	(4.9)	(0.7)	(6.1)
At 30 September 2007	6.1	179.8	(1.8)	184.1
Portfolios sold	-	(15.1)	-	(15.1)
Charge for the year (note 18)	10.8	47.4	3.9	62.1
Amounts written off	0.3	(156.4)	(2.7)	(158.8)
Amounts recovered	(0.3)	(2.6)	(0.7)	(3.6)
At 30 September 2008	**16.9**	**53.1**	**(1.3)**	**68.7**

33. FAIR VALUE ADJUSTMENTS FROM PORTFOLIO HEDGING

The Group applies fair value hedge accounting in respect of portfolios of loan assets where the appropriate criteria are met. In these circumstances the change in the fair value of the hedged items attributable to the hedged risk is shown under this heading.

34. LOANS TO ASSOCIATE

Loans to the associated undertaking at 30 September 2008 are all denominated and payable in sterling. Interest is charged on these loans at a fixed margin above six-month LIBOR. Details of these loans are shown below.

	2008 **£m**	2007 £m
Carrying value (£m)	**15.5**	15.4
Outstanding principal (£m)	**16.2**	16.1
Maximum contractual life (months)	**108**	108
Average contractual life (months)	**76**	76
Maximum remaining life (months)	**88**	100
Average remaining life (months)	**56**	68
Average margin charged above LIBOR	**5.06%**	4.14%

The fair values of these loans are not considered to be significantly different to their carrying values and the effective interest rates are not materially different to the rates charged.

35. DERIVATIVE FINANCIAL ASSETS AND LIABILITIES

All of the Group's financial derivatives are held for economic hedging purposes, although not all may be designated for hedge accounting in accordance with the provisions of IAS 39. The analysis below therefore splits derivatives between those accounted for as hedges and those which, while representing an economic hedge, do not qualify for this treatment.

Derivative financial assets and liabilities are included within Financial Assets (note 28) and Financial Liabilities (note 49) respectively.

(a) The Group

	2008 Notional Amount £m	**2008 Assets £m**	**2008 Liabilities £m**	2007 Notional Amount £m	2007 Assets £m	2007 Liabilities £m
Derivatives in accounting hedge relationships						
Fair value hedges						
Interest rate swaps	**4,560.4**	**19.1**	**(6.3)**	5,850.0	42.4	(11.0)
	4,560.4	**19.1**	**(6.3)**	5,850.0	42.4	(11.0)
Cash flow hedges						
Foreign exchange basis swaps	**5,949.6**	**570.0**	**(18.1)**	7,250.3	47.3	(414.3)
Interest rate swaps	**20.0**	**0.1**	**(0.1)**	26.8	0.2	(0.1)
	5,969.6	**570.1**	**(18.2)**	7,277.1	47.5	(414.4)
	10,530.0	**589.2**	**(24.5)**	13,127.1	89.9	(425.4)
Other derivatives						
Interest rate swaps	**1,072.9**	**1.5**	**(1.2)**	847.5	1.7	(0.7)
Interest rate caps	**54.8**	**0.2**	**-**	72.7	0.4	-
	1,127.7	**1.7**	**(1.2)**	920.2	2.1	(0.7)
Total recognised derivative assets / (liabilities)	**11,657.7**	**590.9**	**(25.7)**	14,047.3	92.0	(426.1)

35. DERIVATIVE FINANCIAL ASSETS AND LIABILITIES (continued)

(b) The Company

	2008 Notional Amount £m	**2008 Assets £m**	**2008 Liabilities £m**	2007 Notional Amount £m	2007 Assets £m	2007 Liabilities £m
Derivatives in accounting hedge relationships						
Fair value hedges						
Interest rate swaps	**120.0**	**-**	**(2.0)**	120.0	-	(4.0)
	120.0	**-**	**(2.0)**	120.0	-	(4.0)
Total recognised derivative assets / (liabilities)	**120.0**	**-**	**(2.0)**	120.0	-	(4.0)

Of the interest rate swap agreements used for fair value hedging, swaps of a notional value of £120.0m (2007: £120.0m), recognised as liabilities of £2.0m (2007: £4.0m) in both the Group and the Company relate to the hedging of the Corporate Bond borrowings. All other fair value hedging items relate to the hedging of the Group's loan assets on a portfolio basis.

36. DEFERRED TAX

The movements in the net deferred tax asset are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Net asset at 1 October 2007	**16.1**	33.6	-	-
Income statement (charge) (note 20)	**(6.8)**	(14.2)	-	-
Charge / (credit) to equity (note 46)	**1.0**	(3.3)	-	-
Net asset at 30 September 2008	**10.3**	16.1	-	-

The net deferred tax asset for which provision has been made is analysed as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Accelerated tax depreciation	**1.9**	2.8	-	-
Retirement benefit obligations	**2.4**	0.9	-	-
Impairment and other provisions	**(25.2)**	0.4	-	-
Tax losses	**28.6**	10.0	-	-
Other timing differences	**2.6**	2.0	-	-
Net deferred tax asset	**10.3**	16.1	-	-

Temporary differences arising in connection with interests in the associated undertaking are not significant.

37. OTHER RECEIVABLES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Current assets				
Amounts owed by Group companies	**-**	-	**101.4**	85.3
Amounts owed by associated undertakings	**0.5**	0.3	**0.5**	0.3
Accrued interest income	**2.8**	2.8	**0.1**	-
Prepayments	**1.2**	1.3	**-**	-
Other debtors	**2.1**	2.3	**-**	-
	6.6	6.7	**102.0**	85.6

Accrued interest income and other debtors fall within the definition of financial assets given in IAS 32.

The fair values of the above items are not considered to be materially different to their carrying values.

38. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. 'Cash and Cash Equivalents' also includes balances held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The total 'Cash and Cash Equivalents' balance may be analysed as shown below:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Free cash	**73.2**	50.4	**64.8**	-
Securitisation cash	**750.6**	875.1	**-**	-
ESOP cash	**2.5**	2.2	**-**	-
	826.3	927.7	**64.8**	-

Cash and Cash Equivalents includes current bank balances and fixed rate sterling term deposits with London banks.

39. CALLED-UP SHARE CAPITAL

	2008 £m	2007 £m
Authorised:		
310,000,000 (2007: nil) ordinary shares of £1 each	**310.0**	-
Nil (2007: 175,000,000) ordinary shares of 10p each	**-**	17.5
	310.0	17.5
Allotted and paid-up:		
299,159,605 (2007: nil) ordinary shares of £1 each	**299.1**	-
Nil (2007: 121,493,242) ordinary shares of 10p each	**-**	12.1
	299.1	12.1

On 29 January 2008 the Company's ordinary shares of 10 pence each were consolidated into new ordinary shares of £1 each on a one for ten basis.

On 21 February 2008 the Company completed a rights issue in which new ordinary shares of £1 each were offered to the holders of the existing ordinary shares of 10 pence each on a five for two basis. This rights issue was fully subscribed, raising £287.0m. Costs of £7.4m have been set against the share premium account (note 41). As a result of the rights issue the Group's employee share ownership trusts received a cash inflow of £0.1m. The net cash inflow to the Group as a result of the rights issue was therefore £279.7m (note 58).

Movements in the issued share capital in the year were:

	2008 Number	2007 Number
Ordinary shares of 10p each		
At 1 October 2007	**121,493,242**	121,452,366
Shares issued in respect of share option schemes	**-**	40,876
Shares issued in respect of share consolidation	**8**	-
Share consolidation	**(121,493,250)**	-
At 30 September 2008	**-**	121,493,242
Ordinary shares of £1 each		
At 1 October 2007	**-**	-
Share consolidation	**12,149,325**	-
Rights issue	**287,010,280**	-
At 30 September 2008	**299,159,605**	-

40. RESERVES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Share premium account (note 41)	**64.1**	71.5	**64.1**	71.5
Merger reserve (note 42)	**(70.2)**	(70.2)	**(23.7)**	(23.7)
Cash flow hedging reserve (note 43)	**(0.1)**	(2.4)	**-**	-
Profit and loss account (note 44)	**384.9**	359.1	**168.1**	169.2
	378.7	358.0	**208.5**	217.0

41. SHARE PREMIUM ACCOUNT

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Balance at 1 October 2007	**71.5**	71.4	**71.5**	71.4
Costs of rights issue	**(7.4)**	-	**(7.4)**	-
Share options exercised	**-**	0.1	**-**	0.1
Balance at 30 September 2008	**64.1**	71.5	**64.1**	71.5

42. MERGER RESERVE

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Balance at 1 October 2007	**(70.2)**	(70.2)	**(23.7)**	(23.7)
Balance at 30 September 2008	**(70.2)**	(70.2)	**(23.7)**	(23.7)

The merger reserve arose, due to the provisions of UK company law at the time, on a group restructuring on 12 May 1989 when the Company became the parent entity of the Group.

43. CASH FLOW HEDGING RESERVE

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Balance at 1 October 2007	**(2.4)**	(1.5)	-	-
Movement in fair value of hedging derivatives	**3.3**	(1.4)	-	-
Deferred tax thereon (note 46)	**(1.0)**	0.5	-	-
Balance at 30 September 2008	**(0.1)**	(2.4)	-	-

The cash flows to which these amounts relate are expected to take place, and to affect profit, over the next 36 years (2007: 37 years). The majority of the balance relates to the cross currency basis swaps described in note 6. Cash flows in respect of these swaps will continue for as long as the related notes remain outstanding.

Foreign exchange losses of £915.5m on asset backed loan notes denominated in US dollars and euros (2007: gains of £208.8m) have been taken to the cash flow hedging reserve together with equal and opposite movements on the cross currency basis swaps used to hedge these liabilities.

44. PROFIT AND LOSS ACCOUNT

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Balance at 1 October 2007	**359.1**	314.9	**169.2**	114.5
Dividends paid (note 45)	**(2.9)**	(20.1)	**(2.9)**	(20.8)
Share options exercised (note 47)	**(0.6)**	(1.6)	-	-
Charge for share based remuneration (note 14)	**0.6**	2.6	**0.6**	2.6
Tax on share based remuneration (note 46)	**(0.9)**	(1.9)	-	-
Actuarial (loss) / gain on retirement obligation (note 52)	**(7.5)**	2.4	-	-
Profit for the year	**37.1**	62.8	**1.2**	72.9
Balance at 30 September 2008	**384.9**	359.1	**168.1**	169.2

45. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

	2008 Per £1 ordinary share	2007 Per 10p ordinary share	**2008 £m**	2007 £m
Equity dividends on ordinary shares				
Final dividend for the year ended 30 September 2007	**-**	10.1p	**-**	11.2
Interim dividend for the year ended 30 September 2008	**1.0p**	8.0p	**2.9**	8.9
	1.0p	18.1p	**2.9**	20.1

Amounts paid and proposed in respect of the year:

	2008 Per £1 ordinary share	2007 Per 10p ordinary share	**2008 £m**	2007 £m
Interim dividend for the year ended 30 September 2008	**1.0p**	8.0p	**2.9**	8.9
Proposed final dividend for the year ended 30 September 2008	**2.0p**	-	**5.9**	-
	3.0p	8.0p	**8.8**	8.9

Dividends of £0.0m (2007: £0.7m) were paid by the Company in respect of shares held by ESOP trusts on which dividends had not been waived.

The proposed final dividend for the year ended 30 September 2008 will be paid on 9 February 2009, subject to approval at the Annual General Meeting, with a record date of 9 January 2009. The dividend will be recognised in the accounts when it is paid.

46. TAX CHARGED TO EQUITY

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
On actuarial gain / (loss) on pension scheme (note 52)	**2.9**	(1.0)	-	-
On gains / (losses) on cash flow hedges (note 43)	**(1.0)**	0.5	-	-
Tax on items taken to equity	**1.9**	(0.5)	-	-
On share based payment	**(0.9)**	(1.9)	-	-
Total tax (charged) to equity	**1.0**	(2.4)	-	-
Of which				
Current tax	-	0.9	-	-
Deferred tax (note 36)	**1.0**	(3.3)	-	-
	1.0	(2.4)	-	-

Included in tax charged to equity in the year ended 30 September 2007 is £0.1m respect of the effect of the changes in corporation tax rates described in note 20 on deferred tax assets.

47. TRANSACTIONS IN SHARES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Awards from ESOP schemes				
Proceeds (note 58)	-	0.8	-	-
Cost of shares transferred (note 48)	**(0.6)**	(2.4)	-	-
(Deficit) on exercise (note 44)	**(0.6)**	(1.6)	-	-
Shares issued				
Nominal value (note 39)	-	-	-	-
Premium on issue (note 41)	-	0.1	-	0.1
Proceeds of issue (note 58)	-	0.1	-	0.1
(Deficit) / surplus on transactions in own shares	**(0.6)**	(1.5)	-	0.1

48. OWN SHARES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Treasury shares				
At 1 October 2007	**39.5**	31.4	**39.5**	31.4
Shares purchased	**-**	8.1	**-**	8.1
At 30 September 2008	**39.5**	39.5	**39.5**	39.5
ESOP shares				
At 1 October 2007	**17.3**	16.3	**-**	-
Shares purchased	**0.2**	3.4	**-**	-
Effect of rights issue (note 39)	**(0.1)**	-	**-**	-
Options exercised (note 47)	**(0.6)**	(2.4)	**-**	-
At 30 September 2008	**16.8**	17.3	**-**	-
Balance at 30 September 2008	**56.3**	56.8	**39.5**	39.5

At 30 September 2008 the number of the Company's own £1 ordinary shares held in treasury was 668,900 (2007: 6,689,000 10p ordinary shares). These shares had a nominal value of £668,900 (2007: £668,900). The dividends on these shares have been waived.

The ESOP shares are held in trust for the benefit of employees exercising their options under the Company's share option schemes and awards under the Paragon Performance Share Plan, Matching Share Plan and Deferred Bonus Scheme. The trustees' costs are included in the operating expenses of the Group.

At 30 September 2008, the trusts held 1,431,502 £1 ordinary shares with a nominal value of £1,431,502 and a market value of £930,476. Options, or other share-based awards, were outstanding against 1,431,502 of these shares at 30 September 2008. The dividends on 886,690 of these shares have been waived.

At 30 September 2007, the trusts held 4,510,734 10p ordinary shares with a nominal value of £451,073 and a market value of £13,543,479. Options, or other share-based awards, were outstanding against 4,271,664 of these shares at 30 September 2007. The dividends on 1,174,566 of these shares had been waived.

49. FINANCIAL LIABILITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Current liabilities				
Finance lease liability	**0.8**	0.5	**0.8**	0.5
Bank loans and overdrafts	**0.1**	280.4	**-**	-
	0.9	280.9	**0.8**	0.5
Non-current liabilities				
Asset backed loan notes	**9,028.7**	9,892.6	**-**	-
Corporate bond	**117.9**	115.8	**117.9**	115.8
Finance lease liability	**12.6**	13.4	**12.6**	13.4
Bank loans and overdrafts	**1,606.6**	931.7	**-**	-
Derivative financial instruments	**25.7**	426.1	**2.0**	4.0
	10,791.5	11,379.6	**132.5**	133.2

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet.

A maturity analysis of the above borrowings and further details of asset backed loan notes and bank loans are given in note 50.

Further details of finance lease liabilities are given in note 51 and further details of derivative financial instruments are given in note 35.

50. BORROWINGS

All borrowings shown as falling due after more than one year fall due after more than five years.

The fair values of borrowings are not considered to be significantly different to their carrying values and the effective interest rates are not materially different to the rates charged.

(a) Asset Backed Loan Notes

The asset backed loan notes are secured on portfolios comprising variable and fixed rate mortgages or personal, retail and car loans, and are redeemable in part from time to time, but such redemptions are limited to the net capital received from borrowers in respect of the underlying assets. There is no requirement for the Group to make good any shortfall out of general funds. The maturity date of the notes matches the maturity date of the underlying assets. It is likely that a substantial proportion of these notes will be repaid within five years.

In each issue there exists an option for the Group to repay all of the notes at an earlier date (the 'call date'), at the outstanding principal amount.

Interest is payable at a fixed margin above;

- the London Interbank Offered Rate ('LIBOR') on notes denominated in sterling;
- the Euro Interbank Offered Rate ('EURIBOR') on notes denominated in euros; and
- the London Interbank Offered Rate ('US Dollar LIBOR') on notes denominated in US dollars.

All payments in respect of the notes are required to be made in the currency in which they are denominated.

The notes outstanding at 30 September 2008 comprised £8,241.6m (2007: £9,140.0m) in respect of mortgage backed notes and £787.1m (2007: £752.6m) in respect of notes backed by other loan assets. The details of the assets backing these securities are given in notes 29 and 30.

A more detailed description of the securitisation structure under which these notes are issued is given in note 6.

Notes in issue at 30 September 2008 and 30 September 2007 were:

Issuer	Maturity date	Call date	Principal Outstanding		Average Interest Margin	
			2008	2007	**2008**	2007
Sterling notes			**£m**	£m	**%**	%
Paragon Mortgages (No. 7) PLC	15/05/43	15/05/08	**96.5**	127.0	**0.21**	0.21
Paragon Mortgages (No. 8) PLC	15/04/44	15/10/08	**278.8**	364.2	**0.30**	0.27
Paragon Mortgages (No. 9) PLC	15/05/41	15/05/09	**170.7**	241.4	**0.19**	0.19
Paragon Mortgages (No. 10) PLC	15/06/41	15/12/09	**187.5**	187.5	**0.28**	0.28
Paragon Mortgages (No. 11) PLC	15/10/41	15/04/10	**106.8**	150.3	**0.14**	0.14
Paragon Mortgages (No. 12) PLC	15/11/38	15/08/10	**146.9**	175.7	**0.18**	0.17
Paragon Mortgages (No. 13) PLC	15/01/39	15/10/10	**169.3**	186.7	**0.18**	0.16
Paragon Mortgages.(No. 14) PLC	15/09/39	15/03/11	**179.4**	194.0	**0.15**	0.15
Paragon Mortgages (No. 15) PLC	15/12/39	15/06/11	**208.8**	226.5	**0.14**	0.14
First Flexible No. 4 PLC	01/07/36	01/07/08	**106.6**	148.9	**1.03**	0.46
First Flexible No. 5 PLC	01/06/34	01/07/09	**121.7**	163.9	**0.49**	0.42
First Flexible No. 6 PLC	01/12/35	01/03/08	**95.6**	132.8	**0.62**	0.53
First Flexible No. 7 PLC	15/09/33	15/03/11	**161.6**	214.9	**0.13**	0.12
Paragon Personal and Auto Finance (No. 3) PLC	15/04/36	15/04/09	**204.5**	204.5	**0.34**	0.34
Paragon Secured Finance (No. 1) PLC	15/11/35	15/11/08	**300.0**	300.0	**0.35**	0.35
US dollar notes			**$m**	$m	**%**	%
Paragon Mortgages (No. 7) PLC	15/05/43	15/05/08	**280.0**	342.5	**0.37**	0.34
Paragon Mortgages (No. 9) PLC	15/05/41	15/05/09	**27.9**	40.1	**0.18**	0.18
Paragon Mortgages (No. 10) PLC	15/06/41	15/12/09	**342.7**	787.2	**0.09**	0.09
Paragon Mortgages (No. 11) PLC	15/10/41	15/04/10	**598.5**	885.3	**0.10**	(0.01)
Paragon Mortgages (No. 12) PLC	15/11/38	15/08/10	**1,310.2**	1,669.4	**0.12**	0.01
Paragon Mortgages (No. 13) PLC	15/01/39	15/10/10	**1,483.7**	1,741.6	**0.11**	0.03
Paragon Mortgages (No. 14) PLC	15/09/39	15/03/11	**1,633.4**	1,856.7	**0.10**	0.02
Paragon Mortgages (No. 15) PLC	15/12/39	15/06/11	**1,052.6**	1,150.0	**0.09**	0.01
First Flexible No. 6 PLC	01/12/35	01/03/08	**15.8**	26.1	**0.28**	0.28
Euro notes			**€m**	€m	**%**	%
Paragon Mortgages (No. 7) PLC	15/05/43	15/05/08	**234.5**	353.9	**0.33**	0.31
Paragon Mortgages (No. 8) PLC	15/04/44	15/10/08	**367.6**	494.4	**0.24**	0.22
Paragon Mortgages (No. 9) PLC	15/05/41	15/05/09	**260.3**	332.9	**0.28**	0.26
Paragon Mortgages (No. 10) PLC	15/06/41	15/12/09	**269.0**	269.0	**0.20**	0.20
Paragon Mortgages (No. 11) PLC	15/10/41	15/04/10	**303.4**	367.3	**0.25**	0.23
Paragon Mortgages (No. 12) PLC	15/11/38	15/08/10	**409.2**	457.8	**0.25**	0.23
Paragon Mortgages (No. 13) PLC	15/01/39	15/10/10	**417.6**	461.5	**0.19**	0.18
Paragon Mortgages (No. 14) PLC	15/09/39	15/03/11	**435.8**	464.7	**0.20**	0.20
Paragon Mortgages (No. 15) PLC	15/12/39	15/06/11	**296.7**	306.0	**0.32**	0.32
First Flexible No. 6 PLC	01/12/35	01/03/08	**55.3**	82.9	**0.50**	0.43
Paragon Personal and Auto Finance (No. 3) PLC	15/04/36	15/04/09	**358.0**	358.0	**0.32**	0.32

During the year, Group companies issued £nil (2007: £4,270.2m) of mortgage backed floating rate notes at par and £nil (2007: £nil) of asset backed floating rate notes at par.

50. BORROWINGS (continued)

(b) Bank borrowings

During the year ended 30 September 2008 the Group had the following sterling borrowing facilities:

Issuer	Available facility		Principal Outstanding		Carrying value	
	2008	2007	**2008**	2007	**2008**	2007
	£m	£m	**£m**	£m	**£m**	£m
(i) Paragon Finance PLC	-	280.0	-	280.0	-	279.9
(ii) Paragon Second Funding Limited	**1,606.6**	2,325.0	**1,606.6**	932.0	**1,606.6**	931.7
	1,606.6	2,605.0	**1,606.6**	1,212.0	**1,606.6**	1,211.6

i. The Company and Paragon Finance had a committed corporate syndicated sterling bank facility used to provide working capital for the Group. The outstanding amount on this facility was repaid on 27 February 2008. The facility was secured by a fixed and floating charge over the assets of the Company, Paragon Finance PLC and certain other Group companies.

ii. Prior to the recent difficulties in the capital markets, assets were typically securitised within twelve months of origination. New loans were funded by a bank facility (the 'warehouse facility'). This was drawn down to fund completions and repaid when assets are securitised. More information on this process is given in note 6.

  This facility was available for further drawings until 29 February 2008 at which point it converted automatically to a term loan and no further drawings were allowed. The warehouse facility is currently provided by a committed sterling facility provided to Paragon Second Funding Limited by a consortium of banks. This facility is secured on all the assets of Paragon Second Funding Limited, Paragon Car Finance (No. 1) Limited and Paragon Personal Finance (No. 1) Limited and although its final repayment date is 28 February 2050 it is likely that substantial repayments will be made within the next five years.

  Details of assets held within the warehouse are given in notes 29 and 30. As with the asset backed loan notes, repayments of this facility before the final repayment date are restricted to the amount of principal cash realised from the funded assets.

The Group additionally has entered into £76.0m (2007: £85.0m) of sterling revolving credit facilities to fund, where necessary, the purchase of mortgage redraws in certain subsidiary companies. At 30 September 2008 £nil (2007: £nil) had been drawn down under these facilities.

Interest on the bank facilities is payable monthly in sterling at 0.675% above LIBOR (2007: various rates between 0.20% and 0.90% above LIBOR). The weighted average margin above LIBOR on bank borrowings at 30 September 2008 was 0.675% (2007: 0.38%).

(c) Corporate Bond

On 20 April 2005 the Company issued £120.0m of 7% Callable Subordinated Notes at an issue price of 99.347% to provide long term capital for the Group. These bonds bear interest at a fixed rate of 7% per annum and are repayable on 20 April 2017, but may be repaid on 20 April 2012 at the Company's option. They are unsecured and subordinated to any other creditors of the Company. At 30 September 2008 £117.9m (2007: £115.8m) was included within financial liabilities in respect of these bonds.

51. OBLIGATIONS UNDER FINANCE LEASES

The finance lease obligations recorded in the accounts arise from a sale and leaseback transaction of the Group's former head office building in 1997 which falls to be treated as a finance lease under IAS 17 - 'Leases'. The lease expires in 2019 and is subject to five yearly rent reviews, with guaranteed minimum rent increases.

Obligations under this lease are:

	Minimum lease payments		Present value of minimum lease payments	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Amounts payable under finance leases				
Within one year	**2.0**	1.7	**0.8**	0.5
Within two to five years	**7.8**	7.8	**3.8**	3.4
After five years	**11.2**	13.2	**8.8**	10.0
	21.0	22.7		
Less: future finance charges	**(7.6)**	(8.8)		
Present value of lease obligations	**13.4**	13.9	**13.4**	13.9

The fair value of the lease obligation is not considered to be materially different to the present value of the future obligations shown above. The interest rate implicit in the lease is 9.13% (2007: 9.13%)

At 30 September 2008 the minimum amount of payments expected to be received in respect of non-cancellable sub-leases in respect of this building was £5,600,000 (2007: £5,600,000).

52. RETIREMENT BENEFIT OBLIGATIONS

The Group operates a funded defined benefit pension scheme in the UK (the 'Plan'). A full actuarial valuation was carried out at 31 March 2007 and updated to 30 September 2008 by a qualified independent actuary.

The liabilities of the Plan are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the Projected Unit method. This amount is reflected in the liability in the balance sheet. The Projected Unit method is an accrued benefits valuation method in which the technical provisions are calculated based on service up until the valuation date allowing for future salary growth until the date of retirement, withdrawal or death, as appropriate. The future service rate is then calculated as the contribution rate required to fund the service accruing over the control period again allowing for future salary growth. As a result of the Plan being closed to new entrants, the service cost will increase as the members of the Plan approach retirement. The major weighted average assumptions used by the actuary were (in nominal terms):

	30 September 2008	30 September 2007
In determining net pension cost for the year		
Discount rate	**6.10%**	5.20%
Rate of compensation increase	**3.10%**	3.70%
Rate of increase of pensions		
in payment (accrued before 6 April 2006)	**3.10%**	2.70%
in payment (accrued after 5 April 2006)	**2.50%**	2.25%
in deferment	**3.10%**	2.70%
In determining benefit obligations		
Discount rate	**6.50%**	6.10%
Rate of compensation increase	**4.35%**	4.10%
Rate of increase of pensions		
in payment (accrued before 6 April 2006)	**3.35%**	3.10%
in payment (accrued after 5 April 2006)	**2.50%**	2.50%
in deferment	**3.35%**	3.10%
Further life expectancy at age 60		
Pensioner (male)	**30**	26
Pensioner (female)	**33**	29
Non-retired member (male)	**31**	29
Non-retired member (female)	**35**	32

The assets in the Plan at 30 September 2008 and 30 September 2007 and the expected rates of return were:

	At 30 September 2008			At 30 September 2007		
	Long term rate of return expected	**Value £m**	**Asset allocation**	Long term rate of return expected	Value £m	Asset allocation
Equities	**8.20%**	**31.5**	**71.8%**	7.70%	37.4	76.0%
Bonds	**6.25%**	**12.1**	**27.6%**	5.60%	11.7	23.8%
Other	**6.25%**	**0.3**	**0.6%**	0.50%	0.1	0.2%
Total market value of assets	**7.20%**	**43.9**		6.30%	49.2	
Present value of scheme liabilities		**(48.9)**			(45.0)	
(Deficit) / surplus in the scheme		**(5.0)**			4.2	

The Plan assets are held in a separate trustee-administered fund to meet long-term pension liabilities to past and present employees. The trustees of the Plan are required to act in the best interests of the Plan's beneficiaries. The appointment of trustees to the Plan is determined by the scheme's trust documentation. The Group has a policy that one third of all trustees should be nominated by active and pensioner members of the Plan.

At 30 September 2008 the Plan assets were invested in a diversified portfolio that consisted primarily of equity and gilt investments. The majority of the equities held by the Plan are in developed markets. The target asset allocations for the year ending 30 September 2009 are 75% equities and 25% bonds.

In conjunction with the trustees, the Group has continued to conduct asset-liability reviews of the Plan. These studies are used to assist the trustees and the Group to determine the optimal long-term asset allocation with regard to the structure of liabilities within the Plan. The results of the studies are used to assist the trustees in managing the volatility in the underlying investment performance and risk of a significant increase in the scheme deficit by providing information used to determine the investment strategy of the Plan.

Following the 2007 actuarial valuation, the trustees put in place a recovery plan. The trustees' recovery plan aims to meet the statutory funding objective within ten years and nine months from the date of valuation, i.e. by 1 January 2018.

The rate of return expected on scheme assets is based on the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

52. RETIREMENT BENEFIT OBLIGATIONS (continued)

The movement in the market value of the scheme assets during the year was as follows:

	2008 £m	2007 £m
At 1 October 2007	**49.2**	43.9
Movement in year		
Contributions by the Group	**1.9**	2.0
Contributions by scheme members	**0.4**	0.4
Benefits paid	**(0.8)**	(0.8)
Expected return on scheme assets	**3.6**	2.8
Actuarial (loss) / gain	**(10.4)**	0.9
At 30 September 2008	**43.9**	49.2

The actual negative rate of return on scheme assets in the year ended 30 September 2008 was 13.7% (2007: positive rate of return of 8.6%).

The movement in the present value of the scheme liabilities during the year was as follows:

	2008 £m	2007 £m
At 1 October 2007	**45.0**	43.6
Movement in year		
Current service cost	**1.5**	1.9
Past service costs	**-**	0.1
Contributions by scheme members	**0.4**	0.4
Benefits paid	**(0.8)**	(0.8)
Finance cost	**2.8**	2.3
Actuarial (gain)	**-**	(2.5)
At 30 September 2008	**48.9**	45.0

The most recent valuation of the scheme liabilities on a buy out basis obtained by the trustees in accordance with section 224 of the Pensions Act 2004 was calculated at 31 March 2007, when the valuation on that basis was £76.1m.

The sensitivity of the valuation of the scheme liabilities to the principal assumptions disclosed above at 30 September 2008 is as follows:

Assumption	Increase in assumption	Impact on scheme liabilities
Discount rate	0.1% p.a.	Decrease of 2.7%
Rate of inflation *	0.1% p.a.	Increase of 2.5%
Rate of salary growth	0.1% p.a.	Increase of 0.9%
Rates of mortality	1 year of life expectancy	Increase of 1.8%

* maintaining a 1% real increase in salary growth

The duration of the scheme's liabilities are shown in the table below:

Category of member	**Duration of liability Years 2008**	Duration of liability Years 2007
Active members	**28**	29
Deferred pensioners	**27**	28
Current pensioners	**14**	13
All members	**27**	28

The agreed rate of employer contributions was 24.5% of gross salaries for participating employees until 30 June 2008 and 27.4% of gross salaries for participating employees thereafter. Since 1 July 2008 an additional contribution of £500,000 per annum has been paid by monthly instalments.

The amounts charged in the income statement in respect of the pension scheme are:

	2008 £m	2007 £m
Current service cost	**1.5**	1.9
Past service cost	**-**	0.1
Included within operating expenses (note 14)	**1.5**	2.0
Expected return on scheme assets (note 9)	**(3.6)**	(2.8)
Funding cost of scheme liability (note 10)	**2.8**	2.3
Total expense recognised in profit	**0.7**	1.5

The actuarial losses and gains in the statement of recognised income and expenditure in respect of the pension scheme are:

	2008 £m	2007 £m
(Loss) / gain on scheme assets	**(10.4)**	0.9
Gain on scheme liabilities	**-**	2.5
Total actuarial (loss) / gain	**(10.4)**	3.4
Tax thereon (note 46)	**2.9**	(1.0)
Net actuarial (loss) / gain (note 44)	**(7.5)**	2.4

52. RETIREMENT BENEFIT OBLIGATIONS (continued)

The cumulative value of actuarial losses charged to the Statement of Recognised Income and Expenditure since 1 October 2001, the first date on which a valuation of the scheme assets and liabilities on a basis consistent with IAS 19 was carried out is £14.8m (2007: £9.5m):

The five year history of experience adjustments on the scheme is as shown below:

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Fair value of scheme assets	**43.9**	49.2	43.9	24.5	18.3
Present value of scheme obligations	**(48.9)**	(45.0)	(43.6)	(39.1)	(32.6)
(Deficit) / surplus in the scheme	**(5.0)**	4.2	0.3	(14.6)	(14.3)
Experience adjustments on scheme assets:					
Amount (£m)	**(10.4)**	0.9	0.4	2.6	0.3
Percentage of scheme assets	**(23.8)%**	1.8%	1.0%	11%	1%
Experience adjustments on scheme liabilities:					
Amount (£m)	**0.2**	2.5	-	-	(1.7)
Percentage of scheme liabilities	**0.4%**	5.6%	-	-	(5.0)%

In addition to the Group Pension Scheme, the Group operates a defined contribution (Stakeholder) pension scheme. Contributions made by the Group to this scheme in the year ended 30 September 2008 were £0.1m (2007: £0.1m).

53. CURRENT TAX LIABILITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
UK Corporation Tax	**6.3**	3.1	**1.0**	1.0
	6.3	3.1	**1.0**	1.0

54. PROVISIONS

	2008 £m	2007 £m
Provision at 1 October 2007	**2.0**	4.4
Current year charge (note 18)	**0.1**	0.1
Utilised in the year	**(1.1)**	(0.9)
Released in the year	**(0.5)**	(1.6)
Provision at 30 September 2008	**0.5**	2.0
Included in current liabilities	**0.3**	1.4
Included in non-current liabilities	**0.2**	0.6
	0.5	2.0

Provisions include committed future lease costs for properties no longer occupied by the Group. The provisions are expected to be utilised within five years.

55. OTHER LIABILITIES

	The Group		The Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Current liabilities				
Amounts owed to Group companies	**-**	-	**365.5**	277.0
Accrued interest	**68.2**	95.2	**3.8**	3.8
Deferred income	**1.7**	2.2	**0.1**	0.1
Other accruals	**9.0**	12.7	**-**	-
Other taxation and social security	**0.5**	1.0	**-**	-
	79.4	111.1	**369.4**	280.9
Non-current liabilities				
Deferred income	**2.1**	3.1	**1.2**	1.3
Other accruals	**2.5**	4.1	**-**	-
	4.6	7.2	**1.2**	1.3

Accrued interest and other accruals fall within the definition of 'other financial liabilities' set out in IAS 32 and IAS 39.

56. NET CASH FLOW FROM OPERATING ACTIVITIES

(a) The Group

	2008 £m	2007 £m
Profit before tax	**53.7**	91.0
Non-cash items included in profit and other adjustments:		
Depreciation of property, plant and equipment	**4.0**	3.9
Amortisation of intangible assets	**0.3**	0.2
Share of result of associated undertakings	**0.5**	(0.2)
Foreign exchange movement on borrowings	**915.5**	(208.8)
Other non-cash movements on borrowings	**11.0**	2.9
Impairment losses on loans to customers	**62.2**	50.5
Charge for share based remuneration	**0.6**	2.6
Loss on disposal of property plant and equipment	**0.1**	0.1
Financing cash flows included in operating profit	**6.2**	-
Net (increase) / decrease in operating assets:		
Loans to customers	**919.6**	(2,658.7)
Loans to associates	**(0.1)**	(15.4)
Derivative financial instruments	**(498.9)**	(71.7)
Fair value of portfolio hedges	**(10.8)**	8.8
Other receivables	**4.3**	(4.3)
Net (decrease) / increase in operating liabilities:		
Derivative financial instruments	**(400.4)**	263.8
Other liabilities	**(41.3)**	35.1
Cash generated / (utilised) by operations	**1,026.5**	(2,500.2)
Income taxes paid	**(6.6)**	(11.4)
	1,019.9	(2,511.6)

(b) The Company

	2008 £m	2007 £m
Profit before tax	**3.2**	67.5
Non-cash items included in profit and other adjustments:		
Depreciation of property, plant and equipment	**0.9**	0.9
Non-cash movements on borrowings	**2.1**	(2.1)
Impairment losses on investments in subsidiaries	**18.9**	(51.0)
Impairment losses on investments in associate	**0.3**	-
Charge for share based remuneration	**0.6**	2.6
Net (increase) in operating assets:		
Loans to associates	**(0.1)**	(15.4)
Other receivables	**(16.4)**	(20.1)
Net increase / (decrease) in operating liabilities:		
Derivative financial instruments	**(2.0)**	3.6
Other liabilities	**88.4**	88.3
Cash generated by operations	**95.9**	74.3
Income taxes paid	**(2.0)**	5.4
	93.9	79.7

57. NET CASH FLOW FROM INVESTING ACTIVITIES

	The Group		The Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Proceeds on disposal of property, plant and equipment	**1.3**	1.3	-	-
Purchases of property, plant and equipment	**(2.0)**	(7.0)	-	-
Purchases of intangible assets	**(0.1)**	(0.2)	-	-
Investment in subsidiary undertakings	-	-	**(305.3)**	(50.2)
Investment in associated undertaking	-	(0.3)	-	(0.3)
Net cash (utilised) by investing activities	**(0.8)**	(6.2)	**(305.3)**	(50.5)

58. NET CASH FLOW FROM FINANCING ACTIVITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Net proceeds of rights issue	**279.7**	-	**279.6**	-
Dividends paid	**(2.9)**	(20.1)	**(2.9)**	(20.8)
Issue of asset backed floating rate notes	**-**	4,262.1	**-**	-
Repayment of asset backed floating rate notes	**(1,784.6)**	(1,223.7)	**-**	-
Capital element of finance lease payments	**(0.5)**	(0.4)	**(0.5)**	(0.4)
Movement on bank facilities	**394.6**	(184.6)	**-**	-
Standby underwriting fee	**(4.1)**	-	**-**	-
Exceptional professional costs (note 13)	**(2.1)**	-	**-**	-
Purchase of shares	**(0.2)**	(11.5)	**-**	(8.1)
Exercise of options under ESOP scheme	**-**	0.8	**-**	-
Exercise of other share options	**-**	0.1	**-**	0.1
Net cash (utilised) / generated by financing activities	**(1,120.1)**	2,822.7	**276.2**	(29.2)

59. OPERATING LEASE ARRANGEMENTS

(a) As lessee

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Minimum lease payments under operating leases recognised in income for the year	**3.4**	3.4	**0.3**	0.3

At 30 September 2008 the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Amounts falling due:				
Within one year	**3.4**	3.4	**0.3**	0.3
Between two and five years	**10.9**	11.8	**1.0**	1.0
After more than five years	**7.5**	10.0	**1.4**	1.7
	21.8	25.2	**2.7**	3.0

Operating lease payments represent rents payable by the Group is respect of certain of its office premises and amounts attributed to land rent under the finance lease described in note 51. The average term of the current leases is 15 years (2007: 15 years) with rents subject to review every five years.

(b) As lessor

Certain of the Group's office premises which are not currently required by the Group have been sub-let. Rental income from these premises during the year ended 30 September 2008 was:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Rental income	**1.9**	1.9	**1.8**	1.8

At 30 September 2008 the Group had received outstanding commitments from tenants for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	£m	£m	**£m**	£m
Amounts receivable:				
Within one year	**2.2**	2.1	**1.8**	1.8
Between two and five years	**3.5**	5.5	**2.1**	3.8
After more than five years	**0.5**	0.8	**-**	-
	6.2	8.4	**3.9**	5.6

60. CAPITAL COMMITMENTS

There were no capital commitments (2007: £nil) contracted but not provided for.

61. RELATED PARTY TRANSACTIONS

(a) The Group

The Group had no transactions with related parties other than the key management compensation disclosed in note 15 and the transactions with its associated undertaking disclosed in notes 27, 34 and 37.

(b) The Company

During the year the parent company entered into transactions with its subsidiaries, which are related parties. Management services were provided to the Company by one of its subsidiaries and the Company granted awards under the share based payment arrangements described in note 16 to employees of subsidiary undertakings.

Details of the Company's investments in subsidiaries and the income derived from them are shown in notes 25 and 26.

Outstanding current account balances with subsidiaries are shown in notes 37 and 55.

During the year the Company incurred interest costs of £27.8m in respect of borrowings from its subsidiaries (2007: £20.0m).

The Company has made investments in an associated undertaking and made loans to this associate. Details of equity investments in the associate are given in note 27, details of loans to the associate are given in note 34 and the accrued interest payable by the associate is shown in note 37.

Appendices to the Annual Report

for the year ended 30 September 2008

A. COST:INCOME RATIO

Underlying cost:income ratio is derived as follows:

	2008 £m	2007 £m
Operating expenses	**45.6**	47.7
Less : Exceptional operating expenses (note 13)	**(7.8)**	-
Cost	**37.8**	47.7
Total operating income	**166.9**	184.9
Cost / Income	**22.6%**	25.8%

B. UNDERLYING PROFIT

Underlying profit is determined by excluding from the operating result certain costs of a one off nature, described in note 13, which do not reflect the underlying business performance of the Group, and fair value accounting adjustments arising from the Group's hedging arrangements.

	2008 £m	2007 £m
First Mortgages		
Profit before tax for the period (note 7)	**50.8**	81.8
Less: Exceptional operating expenses	**6.3**	-
Fair value losses / (gains)	**5.2**	(4.1)
	62.3	77.7
Consumer Finance		
Profit before tax for the period (note 7)	**2.9**	9.2
Less: Exceptional operating expenses	**1.5**	-
Fair value losses / (gains)	**0.2**	(0.2)
	4.6	9.0
Total		
Profit before tax for the period (note 7)	**53.7**	91.0
Less: Exceptional operating expenses	**7.8**	-
Fair value losses / (gains)	**5.4**	(4.3)
	66.9	86.7

C. PROFORMA FINANCIAL INFORMATION

To enable a more meaningful presentation of results, in addition to the statutory comparative information, the results for the year ended 30 September 2005 have been compiled on a proforma basis. This shows the Group's customer loan balances, borrowings and interest income as they would have been shown had IAS 32 and 39 applied to these balances. The remaining adjustments required by these standards relate to fair values and hedging and cannot be applied as the required documentation for these arrangements was not in place at 1 October 2004. A reconciliation between the statutory comparatives and the proforma information was given in the announcement of 21 February 2006.

Financial highlights for 2005 on the proforma and statutory bases are shown below:

	2005 Proforma £m	2005 Statutory £m
Underlying profit before taxation	71.7	71.8
Profit before taxation	71.7	71.8
Profit after taxation	55.7	55.8
Total loan assets	6,431.1	6,528.7
Shareholders' funds	244.4	312.8

	2005 Proforma (restated)	2005 Statutory (restated)
Earnings per share - basic	77.8p	78.0p
- diluted	74.6p	74.8p
Dividend per 10p ordinary share	12.6p	12.6p

Earnings per share have been restated to account for the bonus effect of the rights issue in 2008 (note 22).

Notice of Annual General Meeting

To all shareholders

NOTICE IS HEREBY GIVEN that the twentieth Annual General Meeting of The Paragon Group of Companies PLC will be held at the offices of RBS Hoare Govett Limited at 250 Bishopsgate, London, EC2M 4AA on 5 February 2009 at 10.00 a.m. for the following purposes:

As ordinary business

1 To receive and consider the Company's Accounts for the year ended 30 September 2008 and the Reports of the Directors and the Auditors.

2 To consider and adopt the Report of the Board to the Shareholders on Directors' Remuneration.

3 To declare a dividend.

4 To re-appoint as a director Mr N S Terrington (who retires under Article 77(b)).

5 To re-appoint as a director Mr J A Heron (who retires under Article 77(b)).

6 To re-appoint as a director Mr E A Tilly (who retires under Article 77(a)).

7 To re-appoint Deloitte LLP as Auditors and to authorise the directors to fix their remuneration.

As special business

To consider and, if thought fit, to pass resolutions 8 and 9 as ordinary resolutions and resolutions 10 to 12 as special resolutions:

Ordinary Resolutions

8 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £9,760,000 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

9 'THAT the rules of the Paragon UK Sharesave Plan 2009 (the 'Plan') referred to in the Directors' Report and produced in draft to this meeting and, for the purposes of identification, initialled by the Chairman, be approved and the Directors be authorised to:

(a) make such modifications to the Plan as they may consider appropriate to take account of the requirements of HM Revenue & Customs and best practice and for the implementation of the Plan and to adopt the Plan as so modified and to do all such other acts and things as they may consider appropriate to implement the Plan; and

(b) establish further plans based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the Plan.'

Special Resolutions

10 'THAT, subject to the passing of resolution 8, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 8 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £9,760,000

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.'

11 'THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of £1 each in the share capital of the Company ('Ordinary Shares') provided that:-

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 29,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital excluding treasury shares);

(b) the minimum price which may be paid for an Ordinary Share is 10p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.'

12 'THAT

(a) with effect from (and including) the date on which section 28 of the Companies Act 2006 is brought into force, the provisions of the Company's Memorandum of Association which, by virtue of that section, are to be treated as part of the Company's Articles of Association be removed and any limit previously imposed on the Company's authorised share capital whether by the Company's Memorandum of Association or by resolution in general meeting be removed; and

(b) with effect from (and including) the date on which all sections of Parts 17 and 18 of the Companies Act 2006 are brought into force, the Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purposes of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.'

By order of the Board

John G Gemmell
Company Secretary

Registered and head office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE

25 November 2008

Registered in England No. 2336032

A member entitled to attend and vote at this meeting may appoint another person as their proxy to exercise all or any of their rights to attend and to speak and vote at a meeting of the Company. A member may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not also be a member of the Company. A proxy form is enclosed for use in connection with the meeting. Proxy forms and any power of attorney or other written authority under which they are executed (or an office or notarially certified copy thereof) should be lodged with the Registrar of the Company at the address shown on the reverse of the proxy form by 10.00 a.m. on Tuesday 3 February 2009. The appointment of a proxy will not preclude a shareholder from attending and voting at the meeting.

The proxy appointment rights described above do not apply to any person nominated to enjoy information rights under section 146 of the Companies Act 2006 by a member who holds shares on behalf of that person.

On a vote by show of hands, every member who is present in person has one vote and every duly appointed proxy who is present has one vote. On a poll vote, every member who is present in person or by proxy has one vote for every share of which he is the holder.

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the chairman is being appointed as described in (i) above.

Copies of the draft rules of the Paragon UK Sharesave plan 2009 will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Hewitt New Bridge Street at 20 Little Britain, London EC1A 7DH from the date of this notice until the date of the meeting and at the place of the meeting from 9.30 a.m. on the date of such meeting until the conclusion thereof.

The register of directors' interests, copies of directors' service contracts and a copy of the existing Memorandum and Articles of Association of the Company together with a copy of the proposed Articles of Association, marked to show the changes being proposed in resolution 12, will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Registered Office of the Company from the date of this notice until the date of the meeting and at the place of the meeting from 9.30 a.m. on the date of such meeting until the conclusion thereof. The Report and Accounts have been sent to the Company's shareholders.

Biographical details of current directors are provided on pages 14 and 15.

This Financial Report is printed on environmentally friendly paper.

Fibre source - 80% recycled post-consumer fibre, 10% Totally Chlorine Free virgin fibre and 10% Elemental Chlorine Free fibre.

paragon

Registered Office
St Catherine's Court Herbert Road Solihull West Midlands B91 3QE
Telephone 0121 712 2323 Registered No. 2336032
www.paragon-group.co.uk

END

GRP3320/12/2008